Exhibit 99.1

HANWHA SOLARONE CO., LTD.

Rooms 605-606, Yongda International Tower

2277 Longyang Road

Pudong New Area, Shanghai, China 201204

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

To Be Held On February 4, 2015

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of shareholders of Hanwha SolarOne Co., Ltd. (“HSOL”, or “we”, “us” or “our”), a Cayman Islands company, will be held at 9:00 a.m., Shanghai time, on February 4, 2015 (the “Extraordinary General Meeting”) at our offices at Rooms 605-606, Yongda International Tower, 2277 Longyang Road, Pudong New Area, Shanghai, China 201204 to consider and, if thought fit, to pass the following resolutions:

•	As a special resolution, subject to each other Proposal (as defined below) set out in the notice of the Extraordinary General Meeting being approved, to approve the issuance of 3,701,145,330 of the ordinary shares of a par value of US$0.0001 each (each, a “Share”) of HSOL to Hanwha Solar Holdings Co., Ltd. (“Parent”) as contemplated by the Share Purchase Agreement, dated as of December 8, 2014 (the “Purchase Agreement”), among Parent, Hanwha Q CELLS Investment Co., Ltd. (“Q CELLS”) and HSOL and subject to the Purchase Agreement and in connection with the transactions contemplated thereby, including entering into the Shareholder Agreement, dated as of December 8, 2014, between HSOL and Parent (the “Transaction”) (the “Transaction Proposal”);

•	As a special resolution, subject to each other Proposal set out in the notice of the Extraordinary General Meeting being approved, to approve the amendment and restatement of the Memorandum and Articles of Association of HSOL currently in effect (the “Memorandum and Articles of Association”) by their deletion in their entirety and the substitution in their place of the Second Amended and Restated Memorandum and Articles of Association (the “New Articles”), conditional upon and effective immediately prior to the closing of the Transaction, providing for, among other things, (i) the increase in capital as set out in the Increase of Capital Proposal (as defined below), (ii) the change of HSOL’s name as set out in the Change of Name Proposal (as defined below), and (iii) other corporate governance and related matters with respect to HSOL, in the form attached to this notice and made available to shareholders of HSOL at the Extraordinary General Meeting (the “New Articles Proposal”);

•	As a special resolution, subject to each other Proposal set out in the notice of the Extraordinary General Meeting being approved, to approve an increase in the authorized share capital of HSOL from US$100,000 divided into 1,000,000,000 Shares to US$700,000 divided into 7,000,000,000 Shares by the creation of an additional 6,000,000,000 Shares that will rank pari passu in all respects with the existing Shares, conditional upon and effective immediately prior to the closing of the Transaction (the “Increase of Capital Proposal”); and

•	As a special resolution, subject to each other Proposal set out in the notice of the Extraordinary General Meeting being approved, to approve the change of HSOL’s name to Hanwha Q CELLS Co., Ltd., conditional upon and with effect from the closing of the Transaction (the “Change of Name Proposal” and together with the Transaction Proposal, the New Articles Proposal and the Increase of Capital Proposal, the “Proposals”).

HSOL will transact no other business at the Extraordinary General Meeting, except for business properly brought before the Extraordinary General Meeting or any adjournment or postponement thereof.

The Transaction will be described in a shareholder circular (the “Shareholder Circular”), which will be available at our Internet website at http://investors.hanwha-solarone.com when published. We encourage you to read the Shareholder Circular in its entirety, including the Annex and all of the information referred to, attached to or incorporated by reference therein, and carefully consider how the Transaction will affect you.

Only holders of Shares as of the close of business in the Cayman Islands on December 26, 2014 (the “Share Record Date”) are entitled to receive notice of, and will be entitled to vote, in person at the Extraordinary General Meeting or by proxy on, the Proposals. If you hold HSOL’s American depositary shares, each representing five Shares (the “ADSs”), as of the close of business in New York City on December 26, 2014 (the “ADS Record Date”), you cannot vote at the Extraordinary General Meeting directly, but you may instruct The Bank of New York Mellon as the depositary for HSOL’s ADS program (the “Depositary”) and the holder of the Shares underlying the ADSs, how to vote the Shares represented by your ADSs by giving voting instructions to the Depositary in the form and in the manner provided by the Depositary (the “ADS Voting Instructions”).

Please vote promptly. Your vote is very important, regardless of the number of Shares or ADSs you own. Each of the Proposals must be approved by a special resolution, which requires the affirmative vote of at least two-thirds of the Shares (including the Shares represented by ADSs) which are voted by shareholders present in person or represented by proxy and entitled to vote at the Extraordinary General Meeting and casting a vote for or against such matter, provided that a quorum is present.

Even if you plan to attend the Extraordinary General Meeting in person, we urge you to submit your proxy as soon as possible in accordance with the instructions set forth on the proxy card to make sure your Shares are represented at the Extraordinary General Meeting. Submitting a proxy in accordance with the instructions set forth on the proxy card will not deprive you of your right to attend the Extraordinary General Meeting and vote your Shares in person. In addition, you may revoke your proxy in the manner described in the Shareholder Circular at any time before the commencement of the Extraordinary General Meeting and vote in person. If you are a registered holder of Shares (that is, you hold Shares in your own name), your proxy card must be completed, signed, dated and returned to Board Secretary, Hanwha SolarOne Co., Ltd., Rooms 605-606, Yongda International Tower, 2277 Longyang Road, Pudong New Area, Shanghai, China 201204, no later than the time for holding the Extraordinary General Meeting on the date of the Extraordinary General Meeting, in order for your Shares to be voted at the Extraordinary General Meeting. If your Shares are held in “street name”, through a brokerage firm, bank, trust or other nominee, you may not be able to vote your Shares directly and you may need to obtain a proxy, executed in your favor, from that record holder in order to be able to vote in person at the Extraordinary General Meeting or submit a proxy.

If you are a holder of ADSs on the ADS Record Date, whether you hold ADSs in registered form or through the clearing system, you must instruct the Depositary (as the holder of the Shares underlying the ADSs) how to vote the Shares underlying your ADSs by submitting your ADS Voting Instructions to the Depositary. If you hold your ADSs in registered form, in order for you to instruct the Depositary how to vote the Shares underlying your ADSs, you will need to complete, sign, date and return the ADS Voting Instructions to the Depositary by mail to the address provided in the ADS Voting Instructions. If you hold your ADSs through the clearing system, in order for you to instruct the Depositary how to vote the Shares underlying your ADSs, you will need to follow the instructions you receive from your brokerage firm, bank, or other financial institution, or the clearing system through which you hold your ADSs, in order to deliver your ADS Voting Instructions to the Depositary. The Depositary must receive your ADS Voting Instructions, whether you hold in registered form or through the clearing system, no later than 5:00 p.m. (New York City time) on January 29, 2015 (the “ADS Voting Instructions Deadline”) in order to ensure that the Shares underlying your ADSs are properly voted at the Extraordinary General Meeting. Please note that your brokerage firm, bank, or other financial institution, or the clearing system through which you hold your ADSs, may set an earlier deadline than the ADS Voting Instructions Deadline set by the Depositary. If you are a holder of ADSs, you will not be able to attend the Extraordinary General Meeting to vote in person and you will have no opportunity to surrender your ADSs to the Depositary for cancellation in sufficient time to take possession of the underlying Shares by the Share Record Date. In addition, as a holder of ADSs, you will only be able to change or revoke your ADS Voting Instructions before the ADS Voting Instructions Deadline. As the record holder of the Shares represented by the ADSs, the Depositary will endeavor to vote the Shares it holds on deposit at the Extraordinary General Meeting only in accordance with the ADS Voting Instructions received from holders of ADSs by the ADS Voting Instructions Deadline.

If you are a holder of Shares on the Share Record Date and fail to attend the Extraordinary General Meeting and vote in person, and you either (i) fail to return a validly executed proxy indicating how you wish to vote or (ii) return a validly executed proxy, but fail to clearly indicate how you wish to vote as to all of the Proposals (i.e. “FOR”, “AGAINST” or “ABSTAIN”), your Shares will not be counted for determining whether a quorum is present at the Extraordinary General Meeting and your Shares will not be voted and will have no effect on the Proposals. If you are a holder of Shares on the Share Record Date and return a validly executed proxy which clearly indicates how you wish to vote as to certain of the Proposals, but fails to clearly indicate how you wish to vote as to any other particular Proposal (i.e. “FOR”, “AGAINST” or “ABSTAIN”), your Shares will be counted for determining whether a quorum is present at the Extraordinary General Meeting, but your Shares will not be voted and will have no effect on any particular Proposal in respect of which you have not clearly indicated how you wish to vote (although your Shares will be voted for those Proposals in respect of which you have clearly indicated how you wish to vote).

If you are a holder of ADSs on the ADS Record Date and you either (i) fail to return validly executed ADS Voting Instructions to the Depositary by the ADS Voting Instructions Deadline or (ii) return validly executed ADS Voting Instructions to the Depositary by the ADS Voting Instructions Deadline, but fail to clearly indicate how you wish the Depositary to vote as to any or all of the Proposals (i.e. “FOR”, “AGAINST” or “ABSTAIN”), you will be deemed not to have given voting instructions to the Depositary, in the case of (i), as to any of the Proposals, and in the case of (ii), as to any Proposal in respect of which you have not clearly indicated how you wish the Depositary to vote, and, as provided in the Deposit Agreement, you will be deemed to have instructed the Depositary to give a discretionary proxy to a person designated by HSOL to vote the Shares underlying your ADSs as to the Proposal(s) in respect of which you have not clearly indicated how you wish the Depositary to vote, and the Shares represented by your ADSs will be counted for determining whether a quorum is present at the Extraordinary General Meeting.

Parent has agreed to vote all of its Shares and ADSs “FOR” the Proposals. Additionally, we expect that our board of directors (the “Board of Directors”) and executive officers will vote all of their Shares and ADSs “FOR” the Proposals.

After the closing of the Transaction, the Board of Directors will appoint two additional directors of HSOL as designated by Parent, in addition to the current five directors of HSOL in office, to hold office from their appointment until the next annual general meeting of shareholders of HSOL.

On August 11, 2014, our Board of Directors resolved that it was in the best interests of HSOL to form a special committee of independent directors, consisting of Mr. Thomas J. Toy and Dr. David N.K. Wang (the “Special Committee”), to consider, evaluate and, if appropriate, negotiate on behalf of HSOL any potential transaction with Parent and Q CELLS. The Special Committee, acting with the advice and assistance of its legal and financial advisors, has evaluated the Transaction on the terms and subject to the conditions of the Purchase Agreement and determined that the Transaction, on the terms and subject to the conditions set forth in the Purchase Agreement, are advisable, fair to, and in the best interests of, HSOL and its shareholders.

The Board of Directors (i) has, after considering the recommendation of the Special Committee and other factors, approved the Transaction, (ii) has determined that the Transaction on the terms and subject to the conditions of the Purchase Agreement is advisable, fair to, and in the best interests of, HSOL, and (iii) recommends that you vote “FOR” the Transaction Proposal, “FOR” the New Articles Proposal, “FOR” the Increase of Capital Proposal and “FOR” the Change of Name Proposal.

By Order of the Board of Directors,

Seong Woo Nam
Chairman of the Board of Directors Shanghai, PRC December 18, 2014

PLEASE VOTE YOUR SHARES PROMPTLY. IF YOU ARE A HOLDER OF SHARES, YOU CAN FIND INSTRUCTIONS FOR VOTING ON THE PROXY CARD. IF YOU ARE A HOLDER OF ADSs, PLEASE FOLLOW THE INSTRUCTIONS FOR VOTING SENT TO YOU BY THE DEPOSITARY AND, IF APPLICABLE, YOUR BROKERERAGE FIRM, BANK, OR OTHER FINANCIAL INSTITUTION, OR THE CLEARING SYSTEM THROUGH WHICH YOU HOLD YOUR ADSs. IF YOU HAVE QUESTIONS ABOUT THE TRANSACTION OR THE PROPOSALS, PLEASE CONTACT US AT HANWHA SOLARONE CO., LTD., ROOMS 605-606, YONGDA INTERNATIONAL TOWER, 2277 LONGYANG ROAD, PUDONG NEW AREA, SHANGHAI, CHINA 201204, ATTENTION MR. PAUL COMBS, OR CALL 86-21-3852 1533. ADDITIONALLY, A COPY OF THE SHAREHOLDER CIRCULAR WILL BE AVAILABLE AT OUR INTERNET WEBSITE AT HTTP://INVESTORS.HANWHA-SOLARONE.COM WHEN PUBLISHED. IF YOU HAVE QUESTIONS ABOUT VOTING YOUR ADSs, PLEASE CONTACT THE ALVARO QUIROGA AT THE DEPOSITARY AT +1 (212) 815-2206.

IF YOU WOULD LIKE TO RECEIVE A PRINTED COPY OF THE SHAREHOLDER CIRCULAR, YOU SHOULD CALL US AT 86-21-3852-1533 IF YOU HOLD SHARES OR PROXY SERVICES CORPORATION AT 1 800-555-2470 IF YOU HOLD ADSs.

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December 24, 2014

Dear Shareholder:

The board of directors (the “Board of Directors”) of Hanwha SolarOne Co., Ltd. (“HSOL”) approved and recommended on December 8, 2014 a transaction involving the acquisition by HSOL of all of the outstanding share capital of Hanwha Q CELLS Investment Co., Ltd. (“Q CELLS”) from Hanwha Solar Holdings Co., Ltd. (“Parent”) in exchange for issuing additional ordinary shares of a par value of US$0.0001 each (each, a “Share”) of HSOL to Parent on the terms and subject to the conditions set forth in the Share Purchase Agreement, dated as of December 8, 2014 (the “Purchase Agreement”), among HSOL, Parent and Q CELLS. A copy of the Purchase Agreement is incorporated by reference into this Shareholder Circular (as defined below). See “Where You Can Find More Information” in this Shareholder Circular.

The extraordinary general meeting to approve the Transaction (as defined below) will be held on February 4, 2015 at 9:00 a.m., Shanghai time, at our offices at Rooms 605-606, Yongda International Tower, 2277 Longyang Road, Pudong New Area, Shanghai, China 201204 (the “Extraordinary General Meeting”).

The Transaction is described in the shareholder circular, dated December 24, 2014 (the “Shareholder Circular”). The Shareholder Circular has been prepared to explain the Transaction to holders of HSOL’s ordinary shares (the “Shares”) and holders of HSOL’s American depositary shares, each representing five Shares (the “ADSs”). A copy of the Shareholder Circular is available at our Internet website at http://investors.hanwha-solarone.com. We encourage you to read the Shareholder Circular in its entirety, including the Annex and all of the information referred to, attached to or incorporated by reference therein, and carefully consider how the Transaction will affect you.

On August 11, 2014, our Board of Directors resolved that it was in the best interests of HSOL to form a special committee of independent directors, consisting of Mr. Thomas J. Toy and Dr. David N.K. Wang (the “Special Committee”), to consider, evaluate and, if appropriate, negotiate on behalf of HSOL any potential transaction with Parent and Q CELLS. The Special Committee, acting with the advice and assistance of its legal and financial advisors, has evaluated the Transaction on the terms and subject to the conditions of the Purchase Agreement and determined that the Transaction, on the terms and subject to the conditions set forth in the Purchase Agreement, are advisable, fair to, and in the best interests of, HSOL and its shareholders.

If the Transaction is consummated, HSOL will issue 3,701,145,330 Shares (which represents the equivalent of 740,229,066 ADSs) to Parent in exchange for the transfer of 100% of the outstanding share capital of Q CELLS by Parent to HSOL and Q CELLS will become a wholly-owned subsidiary of HSOL. The new Shares to be issued by HSOL to Parent in the Transaction represent approximately 8.09 newly issued Shares for each of HSOL’s currently outstanding Shares on a fully diluted basis. If consummated, the Transaction would result in Parent increasing its ownership of Shares from approximately 45.7% to approximately 94.0%. As a result, following the Transaction, Parent will have the ability to control the outcome of matters submitted to shareholders. Additionally, after the closing of the Transaction, the Board of Directors will appoint two additional directors of HSOL as designated by Parent, in addition to the current five directors of HSOL in office, to hold office from their appointment until the next annual general meeting of shareholders of HSOL. See “Risk Factors—Risks Relating to HSOL after Consummation of the Transaction—The Transaction, if consummated, would increase the percentage of ownership of Shares by Parent and reduce the percentage of ownership of Shares of all other shareholders and Parent may have significant voting influence over matters requiring shareholder approval” in the Shareholder Circular.

In connection with the Transaction, the Extraordinary General Meeting has been called to consider and, if thought fit, to pass the following resolutions:

•	As a special resolution, subject to each other Proposal (as defined below) set out in the notice of the Extraordinary General Meeting being approved, to approve the issuance of 3,701,145,330 of the ordinary shares of a par value of US$0.0001 each (each, a “Share”) of HSOL to Hanwha Solar Holdings Co., Ltd. (“Parent”) as contemplated by the Share Purchase Agreement, dated as of December 8, 2014 (the “Purchase Agreement”), among Parent, Hanwha Q CELLS Investment Co., Ltd. (“Q CELLS”) and HSOL and subject to the Purchase Agreement and in connection with the transactions contemplated thereby, including entering into the Shareholder Agreement, dated as of December 8, 2014 (the “Shareholder Agreement”), between HSOL and Parent (the “Transaction”) (the “Transaction Proposal”);

•	As a special resolution, subject to each other Proposal set out in the notice of the Extraordinary General Meeting being approved, to approve the amendment and restatement of the Memorandum and Articles of Association of HSOL currently in effect (the “Memorandum and Articles of Association”) by their deletion in their entirety and the substitution in their place of the Second Amended and Restated Memorandum and Articles of Association (the “New Articles”), conditional upon and effective immediately prior to the closing of the Transaction, providing for, among other things, (i) the increase in capital as set out in the Increase of Capital Proposal (as defined below), (ii) the change of HSOL’s name as set out in the Change of Name Proposal (as defined below), and (iii) other corporate governance and related matters with respect to HSOL, in the form attached to the notice of the Extraordinary General Meeting and made available to shareholders of HSOL at the Extraordinary General Meeting (the “New Articles Proposal”);

•	As a special resolution, subject to each other Proposal set out in the notice of the Extraordinary General Meeting being approved, to approve an increase in the authorized share capital of HSOL from US$100,000 divided into 1,000,000,000 Shares to US$700,000 divided into 7,000,000,000 Shares by the creation of an additional 6,000,000,000 Shares that will rank pari passu in all respects with the existing Shares, conditional upon and effective immediately prior to the closing of the Transaction (the “Increase of Capital Proposal”); and

•	As a special resolution, subject to each other Proposal set out in the notice of the Extraordinary General Meeting being approved, to approve the change of HSOL’s name to Hanwha Q CELLS Co., Ltd., conditional upon and with effect from the closing of the Transaction (the “Change of Name Proposal” and together with the Transaction Proposal, the New Articles Proposal and the Increase of Capital Proposal, the “Proposals”).

2

Copies of the Purchase Agreement and the form of the New Articles, which is attached to the Purchase Agreement, and the Shareholder Agreement are incorporated by reference into the Shareholder Circular. See “Where You Can Find More Information” in the Shareholder Circular. In addition, the New Articles in its final form is attached to the notice of the Extraordinary General Meeting.

Parent has agreed to vote all of its Shares and ADSs “FOR” the Proposals. Additionally, we expect that our Board of Directors and executive officers will vote all of their Shares and ADSs “FOR” the Proposals.

Only holders of Shares as of the close of business in the Cayman Islands on December 26, 2014 (the “Share Record Date”) are entitled to receive notice of, and will be entitled to vote, in person at the Extraordinary General Meeting or by proxy on, the Proposals. If you hold HSOL’s American depositary shares, each representing five Shares (the “ADSs”), as of the close of business in New York City on December 26, 2014 (the “ADS Record Date”), you cannot vote at the Extraordinary General Meeting directly, but you may instruct The Bank of New York Mellon as the depositary for HSOL’s ADS program (the “Depositary”) and the holder of the Shares underlying the ADSs, how to vote the Shares represented by your ADSs by giving voting instructions to the Depositary in the form and in the manner provided by the Depositary (the “ADS Voting Instructions”).

Please vote promptly. Your vote is very important, regardless of the number of Shares or ADSs you own. Each of the Proposals must be approved by a special resolution, which requires the affirmative vote of at least two-thirds of the Shares (including the Shares represented by ADSs) which are voted by shareholders present in person or represented by proxy and entitled to vote at the Extraordinary General Meeting and casting a vote for or against such matter, provided that a quorum is present.

Even if you plan to attend the Extraordinary General Meeting in person, we urge you to submit your proxy as soon as possible in accordance with the instructions set forth on the proxy card to make sure your Shares are represented at the Extraordinary General Meeting. Submitting a proxy in accordance with the instructions set forth on the proxy card will not deprive you of your right to attend the Extraordinary General Meeting and vote your Shares in person. In addition, you may revoke your proxy in the manner described in the Shareholder Circular at any time before the commencement of the Extraordinary General Meeting and vote in person. If you are a registered holder of Shares (that is, you hold Shares in your own name), your proxy card must be completed, signed, dated and returned to Board Secretary, Hanwha SolarOne Co., Ltd., Rooms 605-606, Yongda International Tower, 2277 Longyang Road, Pudong New Area, Shanghai, China 201204, no later than the time for holding the Extraordinary General Meeting on the date of the Extraordinary General Meeting, in order for your Shares to be voted at the Extraordinary General Meeting. If your Shares are held in “street name”, through a brokerage firm, bank, trust or other nominee, you may not be able to vote your Shares directly and you may need to obtain a proxy, executed in your favor, from that record holder in order to be able to vote in person at the Extraordinary General Meeting or submit a proxy.

3

If you are a holder of ADSs on the ADS Record Date, whether you hold ADSs in registered form or through the clearing system, you must instruct the Depositary (as the holder of the Shares underlying the ADSs) how to vote the Shares underlying your ADSs by submitting your ADS Voting Instructions to the Depositary. If you hold your ADSs in registered form, in order for you to instruct the Depositary how to vote the Shares underlying your ADSs, you will need to complete, sign, date and return the ADS Voting Instructions to the Depositary by mail to the address provided in the ADS Voting Instructions. If you hold your ADSs through the clearing system, in order for you to instruct the Depositary how to vote the Shares underlying your ADSs, you will need to follow the instructions you receive from your brokerage firm, bank, or other financial institution, or the clearing system through which you hold your ADSs, in order to deliver your ADS Voting Instructions to the Depositary. The Depositary must receive your ADS Voting Instructions, whether you hold in registered form or through the clearing system, no later than 5:00 p.m. (New York City time) on January 29, 2015 (the “ADS Voting Instructions Deadline”) in order to ensure that the Shares underlying your ADSs are properly voted at the Extraordinary General Meeting. Please note that your brokerage firm, bank, or other financial institution, or the clearing system through which you hold your ADSs, may set an earlier deadline than the ADS Voting Instructions Deadline set by the Depositary. If you are a holder of ADSs, you will not be able to attend the Extraordinary General Meeting to vote in person and you will have no opportunity to surrender your ADSs to the Depositary for cancellation in sufficient time to take possession of the underlying Shares by the Share Record Date. In addition, as a holder of ADSs, you will only be able to change or revoke your ADS Voting Instructions before the ADS Voting Instructions Deadline. As the record holder of the Shares represented by the ADSs, the Depositary will endeavor to vote the Shares it holds on deposit at the Extraordinary General Meeting only in accordance with the ADS Voting Instructions received from holders of ADSs by the ADS Voting Instructions Deadline.

If you are a holder of Shares on the Share Record Date and fail to attend the Extraordinary General Meeting and vote in person, and you either (i) fail to return a validly executed proxy indicating how you wish to vote or (ii) return a validly executed proxy, but fail to clearly indicate how you wish to vote as to all of the Proposals (i.e. “FOR”, “AGAINST” or “ABSTAIN”), your Shares will not be counted for determining whether a quorum is present at the Extraordinary General Meeting and your Shares will not be voted and will have no effect on the Proposals. If you are a holder of Shares on the Share Record Date and return a validly executed proxy which clearly indicates how you wish to vote as to certain of the Proposals, but fails to clearly indicate how you wish to vote as to any other particular Proposal (i.e. “FOR”, “AGAINST” or “ABSTAIN”), your Shares will be counted for determining whether a quorum is present at the Extraordinary General Meeting, but your Shares will not be voted and will have no effect on any particular Proposal in respect of which you have not clearly indicated how you wish to vote (although your Shares will be voted for those Proposals in respect of which you have clearly indicated how you wish to vote).

If you are a holder of ADSs on the ADS Record Date and you either (i) fail to return validly executed ADS Voting Instructions to the Depositary by the ADS Voting Instructions Deadline or (ii) return validly executed ADS Voting Instructions to the Depositary by the ADS Voting Instructions Deadline, but fail to clearly indicate how you wish the Depositary to vote as to any or all of the Proposals (i.e. “FOR”, “AGAINST” or “ABSTAIN”), you will be deemed not to have given voting instructions to the Depositary, in the case of (i), as to any of the Proposals, and in the case of (ii), as to any Proposal in respect of which you have not clearly indicated how you wish the Depositary to vote, and, as provided in the Deposit Agreement, you will be deemed to have instructed the Depositary to give a discretionary proxy to a person designated by HSOL to vote the Shares underlying your ADSs according to HSOL’s management’s recommendation as to the Proposal(s) in respect of which you have not clearly indicated how you wish the Depositary to vote, and the Shares represented by your ADSs will be counted for determining whether a quorum is present at the Extraordinary General Meeting.

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The Board of Directors (i) has, after considering the recommendation of the Special Committee and other factors, approved the Transaction, (ii) has determined that the Transaction on the terms and subject to the conditions of the Purchase Agreement is advisable, fair to, and in the best interests of, HSOL, and (iii) recommends that you vote “FOR” the Transaction Proposal, “FOR” the New Articles Proposal, “FOR” the Increase of Capital Proposal and “FOR” the Change of Name Proposal. We are grateful for the continued loyalty and support of HSOL shareholders.

Sincerely,

Seong Woo Nam
Chairman of the Board of Directors

The Shareholder Circular is dated December 24, 2014.

5

i

THE TRANSACTION	42

Background to the Transaction	42
Reasons for the Transaction and Recommendation of the Special Committee and our Board of Directors	52
Strategic Benefits of the Transaction	58
Opinion of the Special Committee’s Financial Advisor	59
Interests of HSOL’s Directors and Officers in the Transaction	60
Regulatory Approvals	60
Appraisal Rights	60
Board of Directors	60
Shareholder Agreement	61
New Articles	64
3.5% Convertible Senior Notes due 2018	65

THE PURCHASE AGREEMENT	66

The Transaction	66
Timing of the Transaction	66
Conditions to Consummation of the Transaction	67
Termination of the Purchase Agreement	68
Effect of Termination of the Purchase Agreement	69
Efforts to Consummate the Transaction	69
Representations and Warranties	70
Indemnification	73
Material Adverse Effect	73
Conduct of Business Prior to Closing	74
Recommendation of Our Board of Directors	77
Voting of Shares at the Extraordinary General Meeting	78

INFORMATION ABOUT Q CELLS	79

Q CELLS’ MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	90

NON-GAAP CONDENSED COMBINED FINANCIAL INFORMATION	105

Q CELLS’ HISTORICAL FINANCIAL STATEMENTS	109

Q CELLS’ Historical Financial Statements	109
Summary of Differences between IFRS and US GAAP	183

OTHER AGREEMENTS	185

Shareholder Agreement	185

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT	186

OTHER MATTERS	188

WHERE YOU CAN FIND MORE INFORMATION	189

INCORPORATION BY REFERENCE	190

ANNEX – OPINION OF THE SPECIAL COMMITTEE’S FINANCIAL ADVISOR	191

ii

QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING AND THE TRANSACTION

The following questions and answers are intended to address some commonly asked questions about HSOL’s Extraordinary General Meeting and the Transaction as contemplated by the Purchase Agreement. These questions and answers may not address all questions that may be important to you as a holder of Shares or ADSs. We urge you to read the Shareholder Circular in its entirety, including the Annex and all of the information referred to, attached to or incorporated by reference therein, and carefully consider how the Transaction will affect you. See “Where You Can Find More Information”.

Q:	Why did I receive a proxy card or ADS Voting Instruction Card and what is this Shareholder Circular?

A:	You received a proxy card or ADS Voting Instruction Card and were directed to this Shareholder Circular because you were a holder of Shares as of the close of business in the Cayman Islands, or ADSs as of the close of business in New York City, on the Share Record Date and the ADS Record Date, respectively. To consummate the Transaction on the terms and subject to the conditions of the Purchase Agreement, HSOL’s shareholders must vote to approve the Proposals by a special resolution, which requires the affirmative vote of at least two-thirds of the Shares (including the Shares represented by ADSs) which are voted by shareholders present in person or represented by proxy and entitled to vote at the Extraordinary General Meeting and casting a vote for, against or abstaining from such matter, provided that a quorum is present. Copies of the Purchase Agreement and the form of the New Articles, which is attached to the Purchase Agreement, and the Shareholder Agreement are incorporated by reference into this Shareholder Circular. See “Where You Can Find More Information”. In addition, the New Articles in its final form is attached to the notice of the Extraordinary General Meeting.

The Transaction

Q:	What will the parties to the Transaction receive in the Transaction?

A:	If the Transaction is consummated, HSOL will issue 3,701,145,330 Shares (which represents the equivalent of 740,229,066 ADSs) to Parent in exchange for the transfer of 100% of the outstanding share capital of Q CELLS by Parent to HSOL and Q CELLS will become a wholly-owned subsidiary of HSOL. The new Shares to be issued by HSOL to Parent in the Transaction represent approximately 8.09 newly issued Shares for each of HSOL’s currently outstanding Shares on a fully diluted basis. If consummated, the Transaction would result in Parent increasing its ownership of Shares from approximately 45.7% to approximately 94.0%. As a result, following the Transaction, Parent will have the ability to control the outcome of matters submitted to shareholders. See “Risk Factors—Risks Relating to HSOL after Consummation of the Transaction—The Transaction, if consummated, would increase the percentage of ownership of Shares by Parent and reduce the percentage of ownership of Shares of all other shareholders and Parent may have significant voting influence over matters requiring shareholder approval”.

Q:	How will HSOL shareholders and ADS holders be affected by the Transaction?

A:	The Transaction will have no effect on the number of Shares (including Shares represented by ADSs) held by current HSOL shareholders or ADS holders as of immediately prior to the completion of the Transaction. However, it is expected that upon completion of the Transaction, such Shares (including Shares represented by ADSs) will represent only an aggregate of approximately 6.0% of the outstanding Shares (including Shares represented by ADSs) of HSOL calculated on a fully diluted basis.

For example, if you are a HSOL shareholder (other than Parent) and hold 5% of the outstanding Shares calculated on a fully diluted basis immediately prior to the completion of the Transaction, then upon completion of the Transaction, you will hold an aggregate of approximately 0.55% of the outstanding Shares of HSOL on a fully diluted basis as of immediately following the completion of the Transaction.

Q:	When do you expect the Transaction to be consummated?

A:	We expect the Transaction to be consummated in the first quarter of 2015, after all conditions of the Purchase Agreement have been satisfied or waived. For a discussion of the conditions to the Purchase Agreement, see “The Purchase Agreement—Conditions to Consummation of the Transaction”. We cannot specify when, or assure you that, all conditions to the Purchase Agreement will be satisfied or waived. However, we intend to consummate the Transaction as promptly as practicable. See “Risk Factors—Risks Relating to the Transaction—Failure to consummate the Transaction could negatively affect the ADS price, future business and results of operations of HSOL”.

Q:	What protections will be in place to protect shareholders and ADS holders (other than Parent) following the closing of the Transaction?

A:	In connection with the Transaction, HSOL and Parent entered into the Shareholder Agreement, dated as of December 8, 2014 (the “Shareholder Agreement”), which we furnished to the Securities and Exchange Commission (the “SEC”) on Form 6-K on December 8, 2014. The Shareholder Agreement will only become effective upon the closing of the Transaction, and the Shareholder Agreement, dated as of September 16, 2010, between HSOL and Parent, as amended by Amendment No. 1 to the Shareholder Agreement, dated as of November 12, 2013 (the “Existing Shareholder Agreement”), will terminate upon the closing of the Transaction. See “The Transaction—Shareholder Agreement”. A copy of the Shareholder Agreement is incorporated by reference into this Shareholder Circular. See “Where you Can Find More Information”.

The Extraordinary General Meeting

Q:	When and where will the Extraordinary General Meeting be held?

A:	The Extraordinary General Meeting will be held on February 4, 2015, at 9:00 a.m., Shanghai time, at our offices at Rooms 605-606, Yongda International Tower, 2277 Longyang Road, Pudong New Area, Shanghai, China 201204.

Q:	What are the proposals that will be voted on at the Extraordinary General Meeting?

A:	You will be asked to consider and vote on (i) the Transaction Proposal, (ii) the New Articles Proposal, providing for, among other things, (a) an increase in the authorized share capital of HSOL from US$100,000 divided into 1,000,000,000 Shares to US$700,000 divided into 7,000,000,000 Shares by the creation of an additional 6,000,000,000 Shares that will rank pari passu in all respects with the existing Shares, conditional upon and effective immediately prior to the closing of the Transaction, (b) the change of HSOL’s name to Hanwha Q CELLS Co., Ltd., conditional upon and with effect from the closing of the Transaction and (c) other corporate governance and related matters with respect to HSOL, in the form attached to the notice of the Extraordinary General Meeting and made available to shareholders of HSOL at the Extraordinary General Meeting, (iii) the Increase of Capital Proposal and (iv) the Change of Name Proposal.

Parent has agreed to vote all of its Shares and ADSs “FOR” the Proposals. Additionally, we expect that our Board of Directors and executive officers will vote all of their Shares and ADSs “FOR” the Proposals.

Q:	How does the Board of Directors recommend that I vote on the proposals?

A:	The Board of Directors has, after considering the recommendation of the Special Committee and other factors, approved the Transaction and determined that the Transaction on the terms and subject to the conditions of the Purchase Agreement are advisable, fair to, and in the best interests of, HSOL and recommends that you vote:

•	“FOR” the Transaction Proposal;

•	“FOR” the New Articles Proposal;

•	“FOR” the Increase of Capital Proposal; and

•	“FOR” the Change of Name Proposal.

You should read the section entitled “The Transaction—Reasons for the Transaction and Recommendation of the Special Committee and our Board of Directors”.

Q:	Who is entitled to vote on the Proposals to be voted on at the Extraordinary General Meeting?

A:	Only holders of Shares as of the close of business in Shanghai on December 26, 2014, the Share Record Date, are entitled to receive notice of, and will be entitled to vote, in person or by proxy on, the Proposals. Holders of ADSs as of the close of business in New York City on December 26, 2014, the ADS Record Date, cannot vote at the Extraordinary General Meeting directly, but may instruct the Depositary (as the holder of the Shares underlying the ADSs), how to vote the Shares represented by their ADSs by providing ADS Voting Instructions to the Depositary by the ADS Voting Instructions Deadline, established by the Depositary as 5:00 p.m. (New York City time) on January 29, 2015.

Q:	Who is entitled to attend the Extraordinary General Meeting?

A:	If you are a holder of Shares on the Share Record Date you may attend the Extraordinary General Meeting and vote in person. If you are a holder of ADSs on the ADS Record Date, you will not be able to attend the Extraordinary General Meeting to vote in person and you will have no opportunity to surrender your ADSs to the Depositary for cancellation in sufficient time to take possession of the underlying Shares by the Share Record Date.

Q:	What constitutes a quorum?

A:	One or more shareholders at the Extraordinary General Meeting, holding not less than one-third of the aggregate outstanding voting Shares (including Shares represented by ADSs), must be present in person or by proxy in order to have a quorum for the conduct of business. Votes cast at the Extraordinary General Meeting, by proxy or in person, will be tabulated by the inspector of elections appointed for the Extraordinary General Meeting. In the event that a quorum is not present at the Extraordinary General Meeting, it is expected that the Extraordinary General Meeting will be adjourned by the chairman of the meeting to solicit additional proxies if permitted by the Purchase Agreement. If you are a holder of Shares on the Share Record Date and fail to attend the Extraordinary General Meeting and vote in person, and you either (i) fail to return a validly executed proxy indicating how you wish to vote or (ii) return a validly executed proxy, but fail to clearly indicate how you wish to vote as to all of the Proposals (i.e. “FOR”, “AGAINST” or “ABSTAIN”), your Shares will not be counted for determining whether a quorum is present at the Extraordinary General Meeting. If you are a holder of ADSs on the ADS Record Date, the Shares represented by your ADSs will be counted for determining whether a quorum is present at the Extraordinary General Meeting.

Q:	How many votes are required to approve the Proposals?

A:	Each of Proposals must be approved by a special resolution, which requires the affirmative vote of at least two-thirds of the Shares (including Shares represented by ADSs) which are voted by shareholders present in person or represented by proxy and entitled to vote at the Extraordinary General Meeting and casting a vote for or against such matter, provided that a quorum is present.

Q:	What do I need to do now?

A:	After carefully reading and considering the information contained in this Shareholder Circular, including the Annex and all of the information referred to, attached to or incorporated by reference in this Shareholder Circular, please vote your Shares or ADSs, as the case may be. You have one vote for each Share you hold as of the Share Record Date and, since each ADS represents five Shares, if you hold ADSs, you have five votes for each ADS you hold as of the ADS Record Date.

Q:	If I am a HSOL shareholder and held Shares on the Share Record Date, how do I vote?

A:	HSOL shareholders who held Shares on the Share Record Date may vote in person at the Extraordinary General Meeting or submit a proxy. To vote by proxy, a HSOL shareholder that is a registered holder (that is, it holds Shares in its own name) on the Share Record Date may vote by mail, by completing, signing, dating and returning the proxy card.

If you are a holder of Shares on the Share Record Date and return a validly executed proxy, but fail to clearly indicate how you wish to vote as to any particular Proposal (i.e. “FOR”, “AGAINST” or “ABSTAIN”), your Shares will have no effect on that particular Proposal.

If your Shares are held in “street name” through a brokerage firm, bank, trust or other nominee, see the question below titled “How do I vote if my Shares are held by my brokerage firm, bank, trust or other nominee?”

Q:	How do I vote if my Shares are held by my brokerage firm, bank, trust or other nominee?

A:	If your Shares are held in a brokerage account or by another nominee, such as a bank or trust, then the brokerage firm, bank, trust or other nominee is considered to be the shareholder of record with respect to those Shares. “Street name” holders generally cannot vote their Shares directly and must instead instruct the brokerage firm, bank, trust or other nominee how to vote their Shares. Your brokerage firm, bank, trust or other nominee may only be permitted to vote your Shares for you at the Extraordinary General Meeting if you instruct it how to vote. To be sure your Shares are voted, you may need to instruct your brokerage firm, bank, trust or other nominee to vote your Shares that you hold in “street name”. It is important that you promptly follow the directions provided by your brokerage firm, bank, trust or other nominee, as the case may be, regarding how to vote your Shares. If your Shares are held in “street name” and you wish to vote in person at the Extraordinary General Meeting, you must bring a proxy, executed in your favor, from your brokerage firm, bank, trust or other nominee authorizing you to vote at the Extraordinary General Meeting.

In addition, because any Shares you may hold in “street name” will be deemed to be held by a different shareholder than any Shares you hold of record, Shares held in “street name” will not be combined for voting purposes with Shares you hold of record. Shares held by a corporation or business entity must be voted by an authorized officer of the entity.

Q:	If I am an ADS holder and held ADSs on the ADS Record Date, how do I vote?

A:	ADS holders who held ADSs on the ADS Record Date, whether in registered form or through the clearing system, will receive ADS Voting Instructions from the Depositary describing the procedure for voting the Shares represented by your ADSs. If you hold ADSs in registered form, you will need to complete, sign, date and return the ADS Voting Instructions by mail to the address provided on the ADS Voting Instructions. If you hold ADSs through the clearing system, you will need to follow the instructions you receive from your brokerage firm, bank, or other financial institution, or the clearing system through which you hold your ADSs, to provide ADS Voting Instructions to the Depositary. (Please see the next Q&A for more information.)

If you are a holder of ADSs on the ADS Record Date and return validly executed ADS Voting Instructions to the Depositary by the ADS Voting Instructions Deadline, but fail to clearly indicate how you wish the Depositary to vote as to any or all of the Proposals (i.e. “FOR”, “AGAINST” or “ABSTAIN”), you will be deemed not to have given voting instructions to the Depositary as to any Proposal in respect of which you have not clearly indicated how you wish the Depositary to vote, and, as provided in the Deposit Agreement, you will be deemed to have instructed the Depositary to give a discretionary proxy to a person designated by HSOL to vote the Shares underlying your ADSs according to HSOL’s management’s recommendation as to the Proposal(s) in respect of which you have not clearly indicated how you wish the Depositary to vote.

Q:	If my ADSs are held in a brokerage firm, bank or other financial institution, how will my broker, bank or other financial institution vote my ADSs on my behalf?

A:	Your broker, bank or other financial institution will only be able to provide ADS Voting Instructions to the Depositary if you instruct it how to vote the Shares underlying your ADSs. Therefore, it is important that you promptly follow the directions provided by your broker, bank or other financial institution regarding how to instruct it to vote the Shares underlying your ADSs. If you do not instruct your broker, bank or other financial institution how to vote the Shares underlying your ADSs that it holds, then, as provided in the Deposit Agreement, you will be deemed to have instructed the Depositary to give a discretionary proxy to a person designated by HSOL to vote the Shares underlying your ADSs according to HSOL’s management’s recommendation as to the Proposal(s) in respect of which you have not clearly indicated how you wish the Depositary to vote.

Q:	What is the deadline for voting my Shares?

A:	If you are a registered holder of Shares (that is, you hold Shares in your own name), your proxy card must be completed, signed, dated and returned to Board Secretary, Hanwha SolarOne Co., Ltd., Rooms 605-606, Yongda International Tower, 2277 Longyang Road, Pudong New Area, Shanghai, China 201204, no later than the time for holding the Extraordinary General Meeting on the date of the Extraordinary General Meeting, in order for your Shares to be voted at the Extraordinary General Meeting.

If your Shares are held in “street name”, through a brokerage firm, bank, trust or other nominee, you may not be able to vote your Shares directly and you may need to obtain a proxy, executed in your favor, from that record holder in order to be able to vote in person at the Extraordinary General Meeting or submit a proxy. See the question above titled “How do I vote if my Shares are held by my brokerage firm, bank, trust or other nominee?”

Q:	What is the deadline for voting my ADSs?

A:	If you are an ADS holder on the ADS Record Date, the Depositary must receive your ADS Voting Instructions no later than the ADS Voting Instructions Deadline, set as 5:00 p.m. (New York City time) on January 29, 2015. Please note that if your ADSs are held in “street name” through a brokerage firm, bank or other financial institution, your brokerage firm, bank or other financial institution through which you hold your ADSs may set an earlier deadline than the ADS Voting Instructions Deadline. See the question above titled “If my ADSs are held in a brokerage firm, bank or other financial institution, how will my broker, bank or other financial institution vote my ADSs on my behalf?”

Q:	Can Parent vote its Shares?

A:	Yes. As of the date of this Shareholder Circular, Parent owned and was entitled to vote 209,249,448 Shares (excluding the 20,062,348 Shares issued to Parent under the Share Issuance and Repurchase Agreement dated as of September 16, 2010 between HSOL and Parent), including Shares represented by ADSs, which together represented approximately 45.7% of the issued and outstanding Shares. Parent has agreed to vote all of its Shares and ADSs “FOR” the Proposals.

Q:	Can the Board of Directors and HSOL’s executive officers vote their Shares?

A:	Yes. As of the date of this Shareholder Circular, our Board of Directors and executive officers beneficially owned an aggregate of 1,207,490 Shares (including Shares represented by ADSs), which together represented approximately 0.26% of the issued and outstanding Shares. We expect that our Board of Directors and executive officers will vote all of their Shares and ADSs “FOR” the Proposals.

Q:	May I change or revoke my vote after I have delivered my proxy for my Shares?

A:	Yes. If you hold Shares, you have the right to change or revoke your proxy at any time before the commencement of the Extraordinary General Meeting by:

•	delivering to HSOL’s Board Secretary a signed written notice of revocation bearing a date later than the date of the proxy, stating that the proxy is revoked, and received by the date and time indicated on the applicable proxy card(s); or

•	attending the Extraordinary General Meeting and voting in person (your attendance at the meeting will not, by itself, revoke your proxy, so you must vote in person at the meeting to revoke your proxy).

Written notices of revocation and other communications with respect to the revocation of any proxies should be addressed to:

Hanwha SolarOne Co., Ltd.

Rooms 605-606, Yongda International Tower

2277 Longyang Road

Pudong New Area, Shanghai, China 201204

Attention: Mr. Paul Combs

If your Shares are held in a “street name”, you should contact your brokerage firm, bank, trust or other nominee to obtain instructions as to how to change or revoke your proxy. If you have instructed your brokerage firm, bank, trust or other nominee how to vote your Shares, the above-described options for revoking your proxy do not apply and your attendance at the Extraordinary General Meeting does not alone automatically revoke your proxy. Instead, you may revoke your proxy only by following the directions received from your brokerage firm, bank, trust or nominee to change your vote.

Q:	May I change or revoke my vote for the Shares represented by my ADSs after I have delivered my ADS Voting Instructions to the Depositary?

A:	Yes, but if you hold ADSs, you will only be able to change or revoke your ADS Voting Instructions before the ADS Voting Instructions Deadline.

Q:	What happens if I fail to vote on any or all of the Proposals?

A:	If you are a holder of Shares on the Share Record Date and fail to attend the Extraordinary General Meeting and vote in person, and you either (i) fail to return a validly executed proxy indicating how you wish to vote or (ii) return a validly executed proxy, but fail to clearly indicate how you wish to vote as to all of the Proposals (i.e. “FOR”, “AGAINST” or “ABSTAIN”), your Shares will not be counted for determining whether a quorum is present at the Extraordinary General Meeting and your Shares will not be voted and will have no effect on the Proposals. If you are a holder of Shares on the Share Record Date and return a validly executed proxy which clearly indicates how you wish to vote as to certain of the Proposals, but fails to clearly indicate how you wish to vote as to any other particular Proposal (i.e. “FOR”, “AGAINST” or “ABSTAIN”), your Shares will be counted for determining whether a quorum is present at the Extraordinary General Meeting, but your Shares will not be voted and will have no effect on any particular Proposal in respect of which you have not clearly indicated how you wish to vote (although your Shares will be voted for those Proposals in respect of which you have clearly indicated how you wish to vote).

If you are a holder of ADSs on the ADS Record Date and you either (i) fail to return validly executed ADS Voting Instructions to the Depositary by the ADS Voting Instructions Deadline or (ii) return validly executed ADS Voting Instructions to the Depositary by the ADS Voting Instructions Deadline, but fail to clearly indicate how you wish the Depositary to vote as to any or all of the Proposals (i.e. “FOR”, “AGAINST” or “ABSTAIN”), you will be deemed not to have given voting instructions to the Depositary, in the case of (i), as to any of the Proposals, and in the case of (ii), as to any Proposal in respect of which you have not clearly indicated how you wish the Depositary to vote, and, as provided in the Deposit Agreement, you will be deemed to have instructed the Depositary to give a discretionary proxy to a person designated by HSOL to vote the Shares underlying your ADSs according to HSOL’s management’s recommendation as to the Proposal(s) in respect of which you have not clearly indicated how you wish the Depositary to vote, and the Shares represented by your ADSs will be counted for determining whether a quorum is present at the Extraordinary General Meeting.

Q:	What happens if I sell my Shares or ADSs before the Extraordinary General Meeting?

A:	The Share Record Date for shareholders and ADS Record Date for ADS holders entitled to vote on the Proposals to be voted on at the Extraordinary General Meeting is earlier than the date of the Extraordinary General Meeting. If you transfer your Shares or ADSs after the applicable Record Date, but before the Extraordinary General Meeting, you will, unless special arrangements are made, retain your right to vote at the Extraordinary General Meeting.

Q:	May the Extraordinary General Meeting be adjourned?

A:	Although it is not currently expected, the Extraordinary General Meeting may be adjourned, including for the purpose of soliciting additional proxies, if there are insufficient votes at the time of the Extraordinary General Meeting to approve the Proposals, or if a quorum is not present at the Extraordinary General Meeting. Other than an announcement to be made at the Extraordinary General Meeting of the time, date and place of an adjourned meeting, an adjournment generally may be made without notice. Any adjournment of the Extraordinary General Meeting for the purpose of soliciting additional proxies will allow HSOL’s shareholders who have already sent in their proxies to revoke them as described in “The Extraordinary General Meeting—Revocability of Proxies”. The votes of those HSOL’s shareholders who have already sent in their proxies and have not revoked them as described in “Revocation of Proxies” above will be voted in accordance with their proxies at any adjournment of the Extraordinary General Meeting.

Q:	What happens if the Proposals are not approved by our shareholders or if the Transaction is not consummated for any other reason?

A:	If the Proposals are not approved by our shareholders or if the Transaction are not consummated for any other reason, HSOL will not acquire the shares of Q CELLS and Parent will not receive any Shares. Additionally, (i) the adoption of the New Articles will not become effective, and the existing Memorandum and Articles of Association will continue in effect, (ii) HSOL’s share capital will not be increased, (iii) HSOL’s name will not be changed and (iv) the two additional directors designated by Parent will not be appointed by the Board of Directors and will not become directors of HSOL.

Q:	Who can answer further questions?

A:	For additional questions about the Transaction or the Proposals, assistance in submitting proxies or voting Shares, or to request printed copies of this Shareholder Circular or the proxy card, please contact us at Hanwha SolarOne Co., Ltd., Rooms 605-606, Yongda International Tower, 2277 Longyang Road, Pudong New Area, Shanghai, China 201204, Attention: Mr. Paul Combs, or call 86-21-3852 1533. Additionally, a copy of this Shareholder Circular is available at our Internet website at http://investors.hanwha-solarone.com.

If your brokerage firm, bank, trust or other nominee holds your Shares in “street name”, you should also call your brokerage firm, bank, trust or other nominee for additional information.

If you are an ADS holder and would like to receive a printed copy of this shareholder Circular, please call 1-800-555-2470. If you would like to receive additional information about voting your ADSs, please contact Alvaro Quiroga at the Depositary at +1 (212) 815-2206. You can also call toll free at 1-800-555-2470 or write to: Proxy Services Corporation, 200 A Executive Drive, Edgewood, NY 11717, Attn: Hanwha SolarOne 2015 EGM. If you are an ADS holder and have questions relating to the Transaction or the Proposals, please contact us at Hanwha SolarOne Co., Ltd Rooms 605-606, Yongda International Tower, 2277 Longyang Road, Pudong New Area, Shanghai, China 201204, Attention: Mr. Paul Combs, or call 86-21-3852 1533.

FORWARD-LOOKING STATEMENTS

This Shareholder Circular contains “forward-looking statements”, as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that are based on our current expectations, assumptions, beliefs, estimates and projections about the proposed merger, HSOL and our industry. The forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate”, “believe”, “estimate”, “expect”, “forecast”, “intend”, “plan”, “project”, “should”, “could” and similar expressions. Factors that may affect those forward-looking statements include, among other things:

•	the parties’ inability to consummate the Transaction due to failure to satisfy conditions to the consummation of the Transaction, including the receipt of shareholder approval or the regulatory consents required for the Transaction, which may not be obtained on the terms expected, on the anticipated schedule or at all;

•	the occurrence of any event, change or other circumstances that could give rise to the termination of the Purchase Agreement;

•	the costs, fees, expenses and charges we incur related to the Transaction;

•	the ability to achieve synergies and other benefits from the Transaction;

•	the effect of the announcement of the Transaction on our business relationships, operating results and business generally;

•	the risk that our financial results differ from those set forth in the “Non-GAAP Condensed Combined Financial Information” and others described in this Shareholder Circular;

•	our expectations regarding the worldwide demand for electricity and the market for solar energy;

•	our beliefs regarding the effects of environmental regulation, lack of infrastructure reliability and long-term fossil fuel supply constraints;

•	our beliefs regarding the inability of traditional fossil fuel-based generation technologies to meet the demand for electricity;

•	our beliefs regarding the importance of environmentally friendly power generation;

•	our expectations regarding governmental support for the deployment of solar energy;

•	our beliefs regarding the acceleration of adoption of solar technologies;

•	our expectations with respect to advancements in our technologies;

•	our beliefs regarding the competitiveness of our solar products;

•	our expectations regarding the scaling of our manufacturing capacity;

•	our expectations with respect to revenue growth and profitability;

•	our expectations with respect to our ability to secure raw materials, especially silicon and silicon wafers, in the future;

•	our future business development, results of operations and financial condition;

•	competition from other manufacturers of photovoltaic (“PV”) products and conventional energy suppliers;

•	changes in the ability of HSOL to fund its future operations and capital needs through borrowing or otherwise;

•	imposition of anti-dumping duties in jurisdictions where we operate and investigations and proceedings related to anti-dumping;

•	unanticipated changes in operating expenses, liquidity needs and capital expenditures;

•	other risks detailed in HSOL’s filings with the SEC, including HSOL’s most recent Annual Report on Form 20-F, and in this Shareholder Circular, which discuss other important risk factors concerning the Transaction and our and Q CELLS’ operations;

•	the effects of changes in law, regulations, taxation or accounting standards and practices;

•	the effects of any regulatory or legal proceedings;

•	the effects of international political events;

•	inflation, interest rate or exchange rate fluctuations;

•	general industry trends; and

•	future economic or capital market conditions.

This Shareholder Circular also contains data related to the PV market worldwide and in China taken from third-party reports. The PV market may not grow at the rates projected by the market data, or at all. The failure of the market to grow at the projected rates may have a material adverse effect on our business and the market price of the ADSs. In addition, the rapidly changing nature of the PV market subjects any projections or estimates relating to the growth prospects or future condition of our market to significant uncertainties. If any one or more of the assumptions underlying the market data turns out to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

We caution you that reliance on any forward-looking statement involves risks and uncertainties and that, although we believe that the assumptions on which our forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and as a result, the forward-looking statements based on those assumptions could be incorrect. In light of these and other uncertainties, you should not conclude that we will achieve any plans and objectives or projected financial results referred to in any of the forward-looking statements. We do not undertake to revise any of these forward-looking statements to reflect future events or circumstances.

SUMMARY

This summary highlights selected information contained in this Shareholder Circular and does not contain all the information that may be important to you. We urge you to read the Shareholder Circular in its entirety, including the Annex and all of the information referred to, attached to or incorporated by reference therein, and carefully consider how the Transaction will affect you. See “Where You Can Find More Information”. Unless stated otherwise, all references in this Shareholder Circular to “HSOL”, “we”, “us”, “our” and similar words refer to Hanwha SolarOne Co., Ltd.

The Parties

HSOL

HSOL is one of the top 10 solar, PV, cell and module manufacturers in the world, providing cost-competitive, high quality PV modules with operations and manufacturing centered in China and more than 7,500 employees across China, Germany and the United States. We are a flagship company of Hanwha Group, one of the largest conglomerates in South Korea. We serve the utility, commercial, government and residential markets through a growing network of third-party distributors, OEM manufacturers and system integrators. We maintain a strong presence worldwide, with a global business network spanning Europe, North America, Asia, South America, Africa and the Middle East. Our business has a cell and module production capacity of 1.75 and 2.07 gigawatts (expected as of the end of 2014), respectively, and serves customers in Japan, China, the United States, Korea, Canada, the United Kingdom, South Africa and Germany.

Parent

Parent is a holding company incorporated in the Cayman Islands that currently owns approximately 45.7% of HSOL’s outstanding Shares and all outstanding shares of Q CELLS. It is a wholly-owned subsidiary of Hanwha Chemical Corporation (“Hanwha Chemical”), a leading chemical producer publicly traded on the Korea Exchange (KRX: 009830) whose principal activities are the production of chemical, solar energy, construction, automotive and electronic materials and products. Parent was incorporated in August 2010 in order to acquire HSOL’s Shares, and it acquired the business of Q CELLS in connection with the bankruptcy proceedings of Q Cells SE in October 2012. It has no business operations other than owning the shares of HSOL and Q CELLS.

Q CELLS

Acquired by Hanwha Group in 2012, Q CELLS is a leading solar energy company that manufactures PV cells and PV modules, as well as engaging in PV downstream business. The Q CELLS brand is widely recognized in the industry for its high quality solar cells and modules, system solutions and complete power plants, with a cell and module manufacturing capacity of 1.53 gigawatts and 130 megawatts (expected as of the end of 2014), respectively. Q CELLS serves customers through its international sales network covering Germany, Malaysia, Japan, the United States, Korea, France, Chile and Australia. Since its founding in 1999, Q CELLS has led the global solar industry in technological innovation and has set a number of industry standards and records, including its proprietary Q.ANTUM cell processing technology, the 6-inch solar cell, the 3-busbar layout and the full-square monocrystalline solar cell. For a more detailed discussion about Q CELLS, see “Information About Q CELLS”.

The Transaction

On December 8, 2014, Parent, Q CELLS and HSOL entered into the Purchase Agreement, which provides that, subject to the terms and conditions of the Purchase Agreement, HSOL will issue 3,701,145,330 Shares (which represents the equivalent of 740,229,066 ADSs) to Parent in exchange for the transfer of 100% of the outstanding share capital of Q CELLS by Parent to HSOL and Q CELLS will become a wholly-owned subsidiary of HSOL. The new Shares to be issued by HSOL to Parent in the Transaction represent approximately 8.09 newly issued Shares for each of HSOL’s currently outstanding Shares on a fully diluted basis. If consummated, the Transaction would result in Parent increasing its ownership of Shares from approximately 45.7% to approximately 94.0%. As a result, following the Transaction, Parent will have the ability to control the outcome of matters submitted to shareholders. See “Risk Factors—Risks Relating to HSOL after Consummation of the Transaction—The Transaction, if consummated, would increase the percentage of ownership of Shares by Parent and reduce the percentage of ownership of Shares of all other shareholders and Parent may have significant voting influence over matters requiring shareholder approval”.

In connection with the Transaction, and as described below under “—Shareholder Agreement” and “The Transaction—Shareholder Agreement”, Parent and HSOL also entered into the Shareholder Agreement on December 8, 2014.

The Extraordinary General Meeting

We will hold the Extraordinary General Meeting on February 4, 2015, at 9:00 a.m., Shanghai time, at our offices at Rooms 605-606, Yongda International Tower, 2277 Longyang Road, Pudong New Area, Shanghai, China 201204.

At the Extraordinary General Meeting, we will ask the holders of our Shares (including the Shares represented by ADSs) to consider and vote on (i) the Transaction Proposal, (ii) the New Articles Proposal, providing for, among other things, (a) an increase in the authorized share capital of HSOL from US$100,000 divided into 1,000,000,000 Shares to US$700,000 divided into 7,000,000,000 Shares by the creation of an additional 6,000,000,000 Shares that will rank pari passu in all respects with the existing Shares, conditional upon and effective immediately prior to the closing of the Transaction, (b) the change of HSOL’s name to Hanwha Q CELLS Co., Ltd., conditional upon and with effect from the closing of the Transaction and (c) other corporate governance and related matters with respect to HSOL, in the form attached to the notice of the Extraordinary General Meeting and made available to shareholders of HSOL at the Extraordinary General Meeting, (iii) the Increase of Capital Proposal and (iv) the Change of Name Proposal.

To consummate the Transaction on the terms and subject to the conditions of the Purchase Agreement, each of the Proposals must be approved by a special resolution, which requires the affirmative vote of at least two-thirds of the Shares (including the Shares represented by ADSs) which are voted by shareholders present in person or represented by proxy and entitled to vote at the Extraordinary General Meeting and casting a vote for, against or abstaining from such matter, provided that a quorum is present. Copies of the Purchase Agreement and the form of the New Articles, which is attached to the Purchase Agreement, and the Shareholder Agreement are incorporated by reference into this Shareholder Circular. See “Where You Can Find More Information”. In addition, the New Articles in its final form is attached to the notice of the Extraordinary General Meeting.

For a more detailed discussion on the Extraordinary General Meeting, see “The Extraordinary General Meeting”.

Voting by Parent

As of the date of this Shareholder Circular, Parent owned and was entitled to vote 209,249,448 Shares (excluding the 20,062,348 Shares issued to Parent under the Share Issuance and Repurchase Agreement dated as of September 16, 2010 between HSOL and Parent), including Shares represented by ADSs, which together represented approximately 45.7% of the issued and outstanding Shares. Parent has agreed to vote all of its Shares and ADSs “FOR” the Proposals.

Voting by HSOL’s Board of Directors and Executive Officers

As of the date of this Shareholder Circular, our Board of Directors and executive officers beneficially owned an aggregate of 1,207,490 Shares (i ncluding Shares represented by ADSs), which together represented approximately 0.26% of the issued and outstanding Shares. We expect that our Board of Directors and executive officers will vote all of their Shares and ADSs “FOR” the Proposals.

Recommendation of the Special Committee and our Board of Directors

The Special Committee, acting with the advice and assistance of its legal and financial advisors, has evaluated the Transaction and the terms of the Purchase Agreement and the Shareholder Agreement (the “Transaction Agreements”) and the New Articles and (i) determined that the Transaction Agreements and the transactions contemplated thereby, including the Transaction, are advisable, fair to, and in the best interests of, HSOL, (ii) declared it advisable, fair to, and in the best interests of HSOL to enter into the Transaction Agreements and adopt the New Articles, (iii) recommended that our Board of Directors adopt resolutions approving and declaring the advisability of the Transaction Agreements and the transactions contemplated thereby, including the Transaction and the adoption of the New Articles and (iv) recommended that the shareholders of HSOL approve the Proposals.

The Board of Directors (i) has, after considering the recommendation of the Special Committee and other factors, approved the Transaction, (ii) has determined that the Transaction on the terms and subject to the conditions of the Purchase Agreement is advisable, fair to, and in the best interests of, HSOL, and (iii) recommends that you vote “FOR” the Transaction Proposal, “FOR” the New Articles Proposal, “FOR” the Increase of Capital Proposal and “FOR” the Change of Name Proposal.

For more information about the recommendation of the Special Committee and our Board of Directors, see “The Transaction—Reasons for the Transaction and Recommendation of the Special Committee and our Board of Directors”. You should carefully read this Shareholder Circular in its entirety for more detailed information concerning the Transaction Agreements and the Transaction. Copies of the Purchase Agreement and the form of the New Articles, which is attached to the Purchase Agreement, and the Shareholder Agreement are incorporated by reference into this Shareholder Circular. See “Where You Can Find More Information”. In addition, the New Articles in its final form is attached to the notice of the Extraordinary General Meeting.

Opinion of the Special Committee’s Financial Advisor

On December 8, 2014, Houlihan Lokey Capital, Inc. (which, together with its affiliate, Houlihan Lokey Financial Advisors, Inc., we refer to herein as “Houlihan Lokey”) rendered its oral opinion to the Special Committee (which was subsequently confirmed in writing by delivery of Houlihan Lokey’s written opinion addressed to the Special Committee dated December 8, 2014), as to whether as of such date the 3,701,145,330 Shares to be issued by HSOL to Parent in exchange for all of the issued and outstanding ordinary shares of Q CELLS in the Transaction is fair from a financial point of view to HSOL (the “Houlihan Opinion”).

The Houlihan Opinion was furnished solely for the use of the Special Committee (solely in its capacity as such) in connection with its evaluation of the Transaction and may not be relied upon by any other person or entity (including, without limitation, security holders, creditors or other constituencies of HSOL) or used for any other purpose without Houlihan Lokey’s prior written consent. The Houlihan Opinion only addressed whether the 3,701,145,330 Shares to be issued by HSOL to Parent in exchange for all of the issued and outstanding ordinary shares of Q CELLS in the Transaction is fair to HSOL from a financial point of view and did not address any other aspect or implication of the Transaction. The summary of the Houlihan Opinion in this Shareholder Circular is qualified in its entirety by reference to the full text of its written opinion, which is included as the Annex to this Shareholder Circular and sets forth the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Houlihan Lokey in preparing its opinion. However, the Houlihan Opinion is not intended to be, and does not constitute advice or a recommendation to the Special Committee, any security holder of HSOL or any other person as to how to act or vote with respect to any matter relating to the Transaction. See “The Transaction—Opinion of the Special Committee’s Financial Advisor”.

Shareholder Agreement

In connection with the Transaction, HSOL and Parent entered into the Shareholder Agreement, dated as of December 8, 2014, which we furnished to the SEC on Form 6-K on December 8, 2014. The Shareholder Agreement sets forth certain undertakings made by HSOL and Parent. The Shareholder Agreement will only become effective upon the closing of the Transaction, and the Shareholder Agreement, dated as of September 16, 2010, between HSOL and Parent, as amended by Amendment No. 1 to the Shareholder Agreement, dated as of November 12, 2013, will terminate upon the closing of the Transaction. For a more detailed discussion of the Shareholder Agreement, see “The Transaction—Shareholder Agreement”. The Shareholder Agreement is incorporated by reference into this Shareholder Circular. See “Where You Can Find More Information”.

New Articles

In connection with the Transaction, and in addition to changes to reflect the Increase of Capital Proposal and Change of Name Proposal, the New Articles reflect certain changes in our corporate governance. For a detailed discussion on the above changes in our corporate governance structure reflected in the New Articles, see “The Transaction—New Articles”. You should also review carefully the New Articles, which are incorporated by reference into this Shareholder Circular. See “Where You Can Find More Information”.

Conditions to Consummation of the Transaction

The respective obligations of each of Parent, Q CELLS and HSOL to consummate the transactions contemplated by the Purchase Agreement are subject to the satisfaction or waiver of certain conditions, including, among other things, the required approval by HSOL shareholders of certain of the Proposals. For a more detailed discussion regarding these conditions, see “The Purchase Agreement—Conditions to Consummation of the Transaction”. You should also review carefully the Purchase Agreement, which is incorporated by reference into this Shareholder Circular. See “Where You Can Find More Information”.

Termination of the Purchase Agreement

The Purchase Agreement may be terminated at any time prior to the closing as specified below:

•	by written agreement of Parent, Q CELLS and us;

•	by notice to Parent and Q CELLS from us or by notice from Parent to us, if: (i) the closing has not occurred on or before July 31, 2015; (ii) any law makes consummation of the Transaction illegal or otherwise prohibited, or any judgment, injunction, order or decree of any government authority having competent jurisdiction enjoining Parent, Q CELLS or us from consummating the Transaction is entered and such judgment, injunction, order or decree will have become final and nonappealable; or (iii) if our shareholders do not approve the Proposals at the Extraordinary General Meeting;

•	in certain cases, by notice to Parent and Q CELLS from us if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Parent or Q CELLS in the Purchase Agreement will have occurred; or

•	in certain cases, by Parent by notice to us, if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of us in the Purchase Agreement will have occurred.

For a more detailed discussion regarding the termination of the Purchase Agreement, see “The Purchase Agreement—Termination of the Purchase Agreement”. You should also review carefully the Purchase Agreement, which is incorporated by reference into this Shareholder Circular. See “Where You Can Find More Information”.

Timing of the Transaction

We expect the Transaction to be consummated in the first quarter of 2015, after all conditions to the Purchase Agreement have been satisfied or waived. For a discussion of the conditions to the Purchase Agreement, see “The Purchase Agreement—Conditions to Consummation of the Transaction”. We cannot specify when, or assure you that, all conditions to the Purchase Agreement will be satisfied or waived; however, we intend to consummate the Transaction as promptly as practicable. See “Risk Factors—Risks Relating to the Transaction—Failure to consummate the Transaction could negatively affect the ADS price, future business and results of operations of HSOL”.

Appraisal Rights

There are no appraisal rights available to our shareholders in connection with the Transaction.

Board of Directors

After the closing of the Transaction, the Board of Directors will appoint two additional directors of HSOL as designated by Parent, in addition to the current five directors of HSOL in office, to hold office from their appointment until the next annual general meeting of shareholders of HSOL. For a more detailed discussion, see “The Transaction—Shareholder Agreement—Board of Directors”. See also “Risk Factors—Risks Relating to HSOL after Consummation of the Transaction—The Transaction, if consummated, would increase the percentage of ownership of Shares by Parent and reduce the percentage of ownership of Shares of all other shareholders and Parent may have significant voting influence over matters requiring shareholder approval”.

Bases of Q CELLS’ Financial Information

Q CELLS’ consolidated financial information included in this Shareholder Circular have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”), which differs in certain significant respects from generally accepted accounting principles in other countries, including the United States. See “Q CELLS’ Historical Financial Statements—Summary of Differences between IFRS and US GAAP”.

Q CELLS’ selected consolidated financial data as of December 31, 2012 and 2013 and for the period between September 12 and December 31, 2012 and for the year ended December 31, 2013 included in this Shareholder Circular have been derived from Q CELLS’ audited consolidated financial statements as of such dates and for such periods included elsewhere in this Shareholder Circular. Q CELLS’ selected consolidated financial data as of June 30, 2014 and for the six months ended June 30, 2013 and 2014 have been derived from Q CELLS’ unaudited interim consolidated financial statements as of such date and for such periods included elsewhere in this Shareholder Circular.

Risk Factors

You should also consider carefully the risks described in “Risk Factors”.

Where You Can Find More Information

We are subject to the informational requirements of the Exchange Act and file annual and current reports, Shareholder Circulars and other information with the SEC. The information is available at the SEC’s public reference facilities and as the website maintained by the SEC at www.sec.gov. For a more detailed description of the additional information available, see “Where You Can Find More Information”.

Contact Information

Hanwha SolarOne Co., Ltd.

Rooms 605-606, Yongda International Tower

2277 Longyang Road

Pudong New Area, Shanghai, China 201204

Telephone: 86-21-3852 1533

Hanwha Solar Holdings Co., Ltd.

87 Mary Street, George Town, Grand Cayman KY1-9005

Telephone: +1 345 943 3100

Hanwha Q CELLS Investment Co., Ltd.

87 Mary Street, George Town, Grand Cayman KY1-9005

Telephone: +1 345 943 3100

RISK FACTORS

In addition to the other information contained in or incorporated by reference into this Shareholder Circular, you should consider carefully the following risk factors, including the matters addressed under the caption “Forward-Looking Statements”. You should also read and consider the risks associated with the business of Q CELLS and the risks associated with the business of HSOL because these risks will also affect HSOL following the consummation of the Transaction. The risks associated with the business of Q CELLS can be found below in the section entitled “—Risks Relating to Q CELLS’ Business”. The risks associated with the business of HSOL can be found in the HSOL Annual Report on Form 20-F for the fiscal year ended December 31, 2013, which is incorporated by reference into this Shareholder Circular. See “Where You Can Find More Information”.

Risks Relating to the Transaction

Whether or not the Transaction is consummated, the announcement and prospect of the successful consummation of the Transaction could cause disruptions in the businesses of HSOL and/or Q CELLS, which could have material adverse effects on our business and financial results.

Whether or not the Transaction is consummated, the announcement and prospect of the successful consummation of the Transaction could cause disruptions in the businesses of HSOL and/or Q CELLS. Uncertainty about the effect of the Transaction on employees, suppliers and customers may have an adverse effect on HSOL and/or Q CELLS. These uncertainties may impair HSOL’s and/or Q CELLS’ ability to attract, retain and motivate key personnel until the Transaction is consummated and for a period of time thereafter, and could cause customers, suppliers and others who deal with HSOL or Q CELLS to seek to change existing business relationships with HSOL or Q CELLS. Employee retention and recruitment may be particularly challenging prior to consummation of the Transaction, as employees and prospective employees may experience uncertainty about their future roles with the combined company. If HSOL and Q CELLS fail to manage these risks effectively, our business and results of operations could be materially adversely affected.

The pursuit of the Transaction and the preparation for the integration of the two companies may place a significant burden on management and internal resources. Any significant diversion of management attention away from ongoing business and any difficulties encountered in the transition and integration process could adversely affect the results of operations of HSOL, Q CELLS and/or the combined company.

We will incur substantial transaction fees and costs in connection with the Transaction.

We expect that we will incur significant, non-recurring costs in connection with consummating the Transaction and integrating the operations of HSOL and Q CELLS. We may incur additional costs to maintain employee morale and to retain key employees. We will also incur significant fees and expenses relating to legal, accounting and other services associated with the Transaction. Some of these costs are payable regardless of whether the Transaction is consummated. Additional unanticipated costs may be incurred in the course of integration, and management cannot ensure that the elimination of duplicative costs or the realization of other efficiencies will offset the transaction and integration costs in the near term or at all.

Some of HSOL’s directors and executive officers may have interests in the Transaction that are different from, or in addition to, the interest of HSOL’s shareholders generally.

Executive officers of HSOL participated in the negotiation of the terms of the Transaction and the Board of Directors approved the Transaction and unanimously recommended that you vote in favor of the Proposals included in this Shareholder Circular. These directors and executive officers may have interests in the Transaction that are different from or in conflict with yours. The interests of HSOL directors and officers include the following:

•	HSOL’s directors will serve as directors of HSOL following consummation of the Transaction;

•	HSOL’s executive officers will be the executive officers of HSOL following consummation of the Transaction;

•	HSOL’s executive officers may become directors of HSOL following consummation of the Transaction;

•	HSOL’s directors and executive officers will be provided continued indemnification and insurance coverage; and

•	HSOL directors have been granted options and restricted stock units under HSOL’s equity incentive plans.

You should be aware of these interests when you consider the Board of Directors’ recommendation that you vote in favor of the Transaction. For a discussion of the interests of our directors and executive officers in the Transaction, see “The Transaction—Interests of HSOL’s Directors and Officers in the Transaction”.

HSOL and Q CELLS must obtain approvals and governmental and regulatory consents to consummate the Transaction, which, if delayed, not granted or granted with unacceptable conditions, may jeopardize or delay the consummation of the Transaction and/or reduce the anticipated benefits of the Transaction.

The Transaction is subject to closing conditions. These closing conditions include, among others, the receipt of certain approvals of HSOL’s shareholders and relevant government consents and clearances under the competition law of Japan under which filings or clearances are or may be required.

The governmental agencies from which the parties will seek some of these consents or clearances have broad discretion in administering the governing regulations. As a condition to their consent or clearance of the Transaction, agencies may impose requirements, limitations or costs or require divestitures or place restrictions on the conduct of the combined company’s business after the consummation of the Transaction. These requirements, limitations, costs, divestitures or restrictions could jeopardize or delay the consummation of the Transaction or may reduce the anticipated benefits of the Transaction. Further, no assurance can be given that the required shareholder approvals will be obtained or that the required closing conditions will be satisfied, and, if all required consents and approvals are obtained and the closing conditions are satisfied, no assurance can be given as to the terms, conditions and timing of the approvals. If HSOL and/or Q CELLS agree to any material requirements, limitations, costs, divestitures or restrictions in order to obtain any approvals required to consummate the Transaction, these requirements, limitations, costs, divestitures or restrictions could adversely affect HSOL’s ability to integrate its operations with Q CELLS’ operations or reduce the anticipated benefits of the Transaction. This could result in a failure to consummate the Transaction and/or have a material adverse effect on HSOL’s or the combined company’s business and results of operations.

Shareholder litigation against HSOL could result in an injunction preventing consummation of the Transaction, the payment of damages in the event the Transaction is consummated and/or an adverse effect on the combined company’s business, financial condition or results of operations following the Transaction.

Corporate transactions such as the Transaction are often subject to lawsuits by shareholders. Any such lawsuits could result in substantial costs, including costs associated with the indemnification of directors.

If any lawsuit is successful in obtaining an injunction prohibiting HSOL from consummating the Transaction on the agreed upon terms, the injunction may prevent the Transaction from being consummated within the expected timeframe, or at all. Furthermore, if the Transaction is prevented or delayed, the lawsuits could result in substantial costs, including costs associated with the indemnification of directors. The defense or settlement of any lawsuit or claim that remains unresolved at the time the Transaction is consummated may adversely affect the combined company’s business, financial condition or results of operations.

Failure to consummate the Transaction could negatively affect the ADS price, future business and results of operations of HSOL.

Consummation of the Transaction is not assured and is subject to risks, including the risks that approval of the Transaction by HSOL’s shareholders or by governmental agencies will not be obtained or that certain other closing conditions will not be satisfied. If the Transaction is not consummated, the ongoing businesses and results of operations of HSOL may be adversely affected and HSOL will be subject to a number of risks, including:

•	HSOL will be required to pay various costs relating to the Transaction regardless of whether the Transaction is consummated, such as significant fees and expenses for legal, accounting and financial advisory services;

•	matters relating to the Transaction may require substantial time and effort from HSOL management, which time and effort could have otherwise been devoted to other opportunities that might have been beneficial to HSOL as an independent company;

•	HSOL may experience negative reactions from the financial markets and from their respective employees, customers, partners and suppliers if the Transaction is not consummated;

•	the potential loss of key personnel during the pendency of the Transaction as employees may experience uncertainty about their future roles with the combined company;

•	HSOL will have been subject to restrictions under the Purchase Agreement on the conduct of its business which may have prevented it from making certain acquisitions or dispositions or pursuing certain business opportunities while the Transaction were pending;

•	the ADS price of HSOL may decline to the extent that the current market prices reflect an assumption by the market that the Transaction will be consummated; and

•	HSOL may be subject to litigation related to any failure to consummate the Transaction.

If the Transaction is not consummated, these and other risks could materially affect the business, financial condition, results of operations and ADS price of HSOL.

Risks Relating to HSOL after Consummation of the Transaction

The Transaction, if consummated, would increase the percentage of ownership of Shares by Parent and reduce the percentage of ownership of Shares of all other shareholders and Parent may have significant voting influence over matters requiring shareholder approval.

Upon consummation of the Transaction, with the exception of Parent, existing HSOL shareholders will own a smaller percentage of Shares than they currently own. Currently, Parent owns approximately 45.7% of HSOL’s Shares and the remaining shareholders own approximately 54.3% of HSOL’s Shares. Following consummation of the Transaction, Parent will own approximately 94.0% of our Shares and the remaining shareholders will hold approximately 6.0% of our Shares.

The Shareholder Agreement contains certain restrictions on Parent’s voting of Shares. See “The Transaction—Shareholder Agreement”. Whether or not subject to these provisions, however, Parent’s significant interest in our Shares will be determinative in matters submitted to a vote by our shareholders.

While the Shareholder Agreement provides that our Board of Directors will include three individuals who meet the definition of “independent director”, as defined under Nasdaq Marketplace Rule 5605(a)(2) and otherwise satisfy the independence requirements imposed by Rule 10A-3 of the Exchange Act (each such individual serving on the Board of Directors from time to time who satisfies such criteria, an “Independent Director”), we expect there to be a total of seven directors after the closing of the Transaction, and, hence, the Independent Directors will not constitute a majority of our Board of Directors.

The influence of Parent could result in HSOL taking actions that some other shareholders do not support or failing to take actions that some other shareholders support. See “The Transaction—Interests of HSOL’s Directors and Officers in the Transaction” and “The Transaction—Shareholder Agreement”.

We may not realize all of the anticipated benefits of the Transaction or those benefits may take longer to realize than expected. We may also encounter significant unexpected difficulties in integrating HSOL’s and Q CELLS’ businesses.

Our ability to realize the anticipated benefits of the Transaction, including, among other things, cost savings and operating efficiencies, revenue synergies, innovation, sharing of best practices and a strengthened market position that may serve as a platform for future growth, will depend, to a large extent, on our ability to integrate the HSOL and Q CELLS businesses. The combination of two independent businesses is a complex, costly and time-consuming process. As a result, we will be required to devote significant management attention and resources to integrating the business practices and operations of HSOL and Q CELLS. The integration process may disrupt the businesses and, if implemented ineffectively or if impacted by unforeseen negative economic or market conditions or other factors, we may not realize the full anticipated benefits of the Transaction. Our failure to meet the challenges involved in integrating the two businesses to realize the anticipated benefits of the Transaction could cause an interruption of, or a loss of momentum in, the activities of the combined business and could adversely affect the combined business’s results of operations.

In addition, the overall integration of the businesses may result in material unanticipated problems, expenses, liabilities, competitive responses, loss of customer relationships and diversion of management’s attention. The difficulties of combining the operations of the companies include, among others:

•	the diversion of management’s attention to integration matters;

•	difficulties in achieving anticipated cost savings, synergies, business opportunities and growth prospects from combining the business of Q CELLS with that of HSOL;

•	difficulties in the integration of operations and systems;

•	difficulties in the assimilation of employees;

•	difficulties in managing the expanded operations of a significantly larger and more complex company;

•	challenges in keeping existing customers and obtaining new customers; and

•	challenges in attracting and retaining key personnel.

Many of these factors will be outside of our control and any one of them could result in increased costs, decreases in the amount of expected revenues and diversion of management’s time and energy, which could materially impact the business, financial condition, results of operations and the ADS price of the combined business. In addition, even if the operations of the businesses of HSOL and Q CELLS are integrated successfully, we may not realize the full benefits of the Transaction, including the synergies, cost savings or sales or growth opportunities that we expect. These benefits may not be achieved within the anticipated time frame, or at all. Q CELLS has had net losses since its acquisition by Parent in 2012 and there is no assurance that the actions taken by Q CELLS to improve its financial performance will continue to succeed in the future. Furthermore, additional unanticipated costs may be incurred in the integration of the businesses of HSOL and Q CELLS. All of these factors could negatively impact the earnings per share of the combined business, decrease or delay the expected accretive effect of the Transaction, and negatively impact the ADS price of HSOL. As a result, we cannot assure you that the combination of the HSOL and Q CELLS businesses will result in the realization of the full benefits anticipated from the Transaction.

The future results of HSOL will suffer if HSOL does not effectively manage its expanded operations following the Transaction.

Following consummation of the Transaction, the size of HSOL’s business will increase significantly beyond its current size. HSOL’s future success depends, in part, upon its ability to manage this growth, which will place substantial demands on management and operational infrastructure. There can be no assurances that HSOL will be successful or that it will realize the expected operating efficiencies, cost savings, revenue enhancements and other benefits currently anticipated from the Transaction.

The non-GAAP condensed combined financial information included in this Shareholder Circular is presented for illustrative purposes only and may not be an indication of the combined company’s financial condition or results of operations following the Transaction.

The non-GAAP condensed combined financial information contained in this Shareholder Circular is presented for illustrative purposes only, is based on various adjustments, assumptions and preliminary estimates and may not be an indication of the combined company’s financial condition or results of operations following the Transaction for a number of reasons. The non-GAAP condensed combined financial information does not give effect to the proposed HSOL’s issuance of new Shares to Parent or all the necessary adjustments to account for the proposed business combination in accordance with Accounting Standards Codification Topic 805, “Business Combinations”. In addition, the non-GAAP condensed combined financial information is not pro forma financial information prepared in accordance with Article 11 of Regulation S-X. Accordingly, it may not include the adjustments made in financial information prepared in accordance with such requirements, some of which may be material, including but not limited to adjustments for tangible and intangible assets acquired and associated amortization expenses, as a valuation of such assets has not yet been made. It is solely for informational purposes and is not necessarily indicative of the financial position of the assumed combined entity as of December 31, 2013 or June 30, 2014, the results of operations that might have been achieved by the combined entity for the periods indicated or the future results of the assumed combined entity. The actual financial condition and results of operations of the combined company following the Transaction may not be consistent with, or evident from, the non-GAAP condensed combined financial information. In addition, the assumptions used in preparing the non-GAAP condensed combined financial information may not prove to be accurate and other factors may affect the combined company’s financial condition or results of operations following the Transaction. Any potential decline in the combined company’s financial condition or results of operations may cause significant variations in the ADS price of HSOL. See “Non-GAAP Condensed Combined Financial Information”.

Future sales of Shares or ADSs could have an adverse effect on the market price of HSOL’s ADSs.

Neither HSOL nor Parent has agreed to any lock-up restriction regarding the issuance or sale of HSOL’s Shares or ADSs in connection with the Transaction. Therefore, there will be no restriction on the ability of HSOL or Parent to issue or sell the Shares or ADSs after consummation of the Transaction, other than those restrictions imposed upon Parent under the Shareholder Agreement as described in “The Transaction—Shareholder Agreement”. Future issuances or sales of substantial amounts of the Shares or ADSs in the public market after the consummation of the Transaction, or the perception that substantial issuances or sales could occur, could adversely affect the market price of the ADSs.

Risks Relating to Q CELLS’ Business

Oversupply of PV products, including PV cells and modules, may cause substantial downward pressure on the prices of Q CELLS’ PV products and reduce its revenue and earnings.

Global polysilicon production capacity has expanded rapidly since 2008. As a result, the solar industry experienced an oversupply of PV products, which led to a decline in prices throughout the value chain in 2009. According to Bloomberg, spot prices for polysilicon fell from a peak of over US$120 per kilogram in the first quarter of 2009 to approximately US$55 per kilogram at the end of 2009, before recovering to approximately US$80 per kilogram in late 2010, which then declined to approximately US$15 per kilogram in late 2012. In the week of November 24, 2014 the spot price of polysilicon was approximately US$21 per kilogram. Similarly, PV module prices fell from a high of approximately US$2.74 per watt in the first quarter of 2009 to a low of approximately US$1.85 per watt at the end of 2009. Strong demand in 2010 stabilized and strengthened prices across the value chain for a period of time. However, since 2011, the solar industry has experienced oversupply, resulting in a decrease in the price of PV modules at an annual rate of approximately 30% between 2011 and 2013, although the price has somewhat stabilized since 2013 by declining at an annual rate of approximate 8%. The market experienced a price increase in polysilicon and wafer at the end of 2013 and in the beginning of 2014. This was mainly due to an increase in demand for polysilicon and wafer, which was in turn driven by an increase in demand for module products in the market. If Q CELLS is unable, on an ongoing basis, to procure PV wafers at prices that decline in line with market prices and the prices that it charges for its PV modules, its revenue and margins could be adversely affected, either due to higher costs compared to its competitors or due to further write-downs of inventory, or both. In addition, its market share could decline if its competitors are able to price their products more competitively.

In addition, the solar energy market is at a relatively early stage of development and future demand for solar energy products is uncertain. Demand for solar energy products in Q CELLS’ targeted markets, including Germany, Italy, the US, Canada, Japan, France, Spain, Korea, Australia and China, may not develop or may develop to a lesser extent than Q CELLS anticipates. If solar energy technology is not suitable for widespread adoption or if sufficient demand for solar energy products does not develop or takes longer to develop than it anticipates, Q CELLS’ revenue may suffer.

If governments revise, reduce or eliminate subsidies and economic incentives for solar energy, the demand for Q CELLS’ PV products and services could decline, which could materially and adversely affect its revenue, profits, margins and results of operations.

The solar energy industry depends substantially on government subsidies and incentives, without which the cost of generating electricity through PV systems would not be competitive with conventional energy sources, such as natural gas and coal, and other non-solar renewable energy sources, such as wind. When upfront investments are factored into cost per kilowatt hour, the current cost of solar energy substantially exceeds the cost of traditional forms of energy. In implementing policies to promote the use of solar energy, many governments have provided subsidies and incentives in the form of feed-in tariffs, rebates, tax credits and other incentives to end users of solar energy products. Q CELLS believes that the near-term growth of the market for solar energy applications depends in large part on the availability and size of government subsidies and incentives. The rapid reduction or elimination of government subsidies and economic incentives may hinder the growth of the solar energy industry or result in a decrease in demand for solar energy products. These government subsidies and economic incentives could be reduced or eliminated altogether as a result of changes in the political environment supporting the solar industry. For instance, the federal government of Germany, one of Q CELLS’ primary markets, has significantly reduced solar subsidies since April 1, 2012.

Higher raw material costs would increase Q CELLS’ cost of sales and may reduce its gross margin and negatively affect its overall financial performance.

Q CELLS’ operations are substantially dependent on the availability and cost of its primary raw materials, including silicon wafers. The market price of silicon wafers, the principal raw material used in the production of Q CELLS’ PV products, has shown significant volatility in recent years, although its price has generally declined in the long term. To mitigate the effect of price volatility in raw material prices, it would be necessary for Q CELLS to pass on all or some of the increases in the raw material prices to its customers. However, due to competition in the market and, in particular, in light of the recent imposition of a minimum import price in the European Union (the “EU”) against Chinese manufacturers of PV products, it could be difficult for Q CELLS to pass on the increase in raw material prices to its customers. Future increases in prices of Q CELLS’ raw materials and its inability to pass on such increases to its customers may have a material adverse effect on its gross margin and results of operations.

Q CELLS’ downstream PV business has a relatively short history. Any failure to successfully implement its strategy to expand the downstream PV business could have a material adverse effect on its growth, results of operations and business prospects.

Q CELLS’ PV business has expanded into downstream business, such as solar power project development, operation and management services, since 2007. Q CELLS’ ability to successfully implement its strategy to expand the downstream business is subject to various risks and uncertainties, including:

•	its relatively short history in the PV downstream business;

•	the need for additional capital to finance its new business operations, which may not be available on reasonable terms or at all;

•	the need to recruit additional skilled employees, including technicians and managers at different levels;

•	the need to grant longer credit terms to its customers and to maintain a higher level of inventory, resulting in longer cash conversion cycles compared with its traditional PV cell and module business;

•	the nature of the business model and key success factors of the PV downstream business, which are significantly different from those of its traditional business in PV product manufacturing; and

•	potential conflict with its downstream customers as a result of its direct competition with them in the PV downstream businesses.

If Q CELLS is unable to effectively manage these risks, it may not be able to successfully operate the PV downstream business and achieve the expected value of vertical business integration.

Q CELLS’ warranty provision may be insufficient to cover actual warranty claims.

Q CELLS provides long-term warranty for its PV products that is standard in the solar industry. Q CELLS provides material and workmanship warranty for its PV products for a period of ten years and provides performance warranty for its PV modules for a period of 25 years. Under the 25-year performance warranty, in the first year, Q CELLS guarantees no less than 97% of the nominal power generation capacity for its PV modules and an annual output degradation of no more than 0.6% thereafter. By the end of the 25th year, the actual power output shall be no less than 83% of the nominal power generation capacity.

Because Q CELLS has produced its PV products for a relatively short period, Q CELLS’ assumptions regarding the durability and reliability of its products may not be accurate. Q CELLS currently accrues warranty provision based on estimated failure rates of 2.0% to 2.5% for PV modules and 0.1% for PV cells which have been determined primarily based on the results of historical warranty claims experience of Q CELLS. The basis for the warranty accrual will be reviewed periodically based on actual experience. If actual warranty claims exceed current estimates, Q CELLS’ results of operations could be negatively affected.

Q CELLS depends on a limited number of customers and countries for a high percentage of its revenues and the loss of, a significant reduction in orders from, or failure to collect payments from, any of these customers or countries, if not immediately replaced, would significantly reduce its revenue and decrease its operating margins.

Q CELLS currently sells a substantial portion of its PV products to a limited number of customers and countries. Germany and Japan currently account for a majority of Q CELLS’ revenues, as demand for technologically advanced PV products manufactured by Q CELLS is strong in these markets compared to other countries. The loss of sales to any one of these customers or countries would have a significant negative impact on its business. Sales to Q CELLS’ customers are mostly made through non-exclusive arrangements. Any one of the following events may cause material fluctuations or declines in Q CELLS’ net revenues and have a material adverse effect on its financial condition and results of operations:

•	reduction, delay or cancellation of orders from one or more of its significant customers;

•	selection by one or more of its significant customers of its competitors’ products;

•	loss of one or more of its significant customers and its failure to identify additional or replacement customers, including as a result of the insolvency or bankruptcy of its customers;

•	any adverse change in local policies toward solar projects in countries where it receives most of its orders; and

•	failure of any of its significant customers to make timely payment for its products.

Q CELLS expects its operating results to continue to depend on sales to a relatively small number of customers or countries for a high percentage of its revenue for the foreseeable future, as well as the ability of these customers to sell PV products that incorporate its PV products.

Q CELLS’ dependence on a limited number of suppliers for a substantial majority of silicon wafers may prevent it from delivering its products in a timely manner to its customers in the required quantities, which could result in order cancellations, decreased revenue and loss of market share.

Q CELLS depends on a limited number of suppliers for a substantial majority of silicon wafer supplies. If Q CELLS fails to develop or maintain its relationships with these or other suppliers and it is unable to obtain these materials from alternative sources in a timely manner or on commercially reasonable terms, Q CELLS may be unable to manufacture its products in a timely manner or at a reasonable cost, or at all, and as a result, it may not be able to deliver its products to its customers in the required quantities, at competitive prices and on acceptable terms of delivery. Problems of this kind could cause Q CELLS to experience order cancellations, increased manufacturing costs, decreased revenue and loss of market share.

In addition, some of Q CELLS’ suppliers have a limited operating history and limited financial resources. Suppliers typically require a significant amount of capital to fund their operating activities, expand their manufacturing facilities and conduct research and development activities. The inability of Q CELLS’ suppliers to access capital or the insolvency of its suppliers could lead to its suppliers’ failure to deliver silicon wafers to Q CELLS. Any disruption in the supply of silicon wafers to Q CELLS may adversely affect its business, financial condition and results of operations.

Q CELLS has relatively short history out of bankruptcy proceedings in Germany. If Q CELLS is found liable for matters traceable back to the bankruptcy proceedings, its financial condition and results of operations may suffer materially.

Q CELLS was incorporated in September 2012 and commenced its operations on October 16, 2012 following Parent’s acquisition of Q CELLS’ business in October 2012 from Q Cells SE, which was in bankruptcy proceedings in Germany. As Q CELLS has a relatively short history out of the bankruptcy proceedings, Q CELLS may become subject to litigation, arbitration or other disputes or disagreements with parties directly or indirectly related to the bankruptcy proceedings. In case such litigation, arbitration or other disputes or disagreements occur, Q CELLS’ financial condition and results of operations may be materially and adversely affected due to its incurrence of financial, managerial or other costs and distractions arising therefrom.

For example, in July 2013, Q CELLS filed an arbitration claim in Frankfurt, Germany, against the insolvency administrator of Global PVQ SE (formerly Q Cells SE) (the “Insolvency Administrator”) regarding the dispute over the adjustment to the purchase price for certain assets of Q Cells SE acquired by Q CELLS, and certain liabilities related thereto assumed by Q CELLS, pursuant to the asset purchase agreement by and among the Insolvency Administrator, Hanwha Solar Germany GmbH (predecessor of Q CELLS) and Hanwha Chemical dated August 26, 2012 (the “Asset Purchase Agreement”). The Insolvency Administrator claims that it is entitled to receive in aggregate approximately EUR 56.2 million (approximately US$76.7 million, as converted at the exchange rate as of June 30, 2014) as the purchase price adjustment and the payments for related claims and other adjustments (excluding interest and legal fees), while Q CELLS claims that it is only obligated to pay in aggregate approximately EUR 16.9 million (approximately US$23.1 million, as converted at the exchange rate as of June 30, 2014) as the purchase price adjustment and the payments for related claims and other adjustments (excluding interest and legal fees). See “Information About Q CELLS—Legal and Administrative Proceedings”.

There may be other claims against Q CELLS by various parties directly or indirectly related to the bankruptcy arising from matters related to contracts, labor, tax, environment or insurance, among others. Q CELLS may not be able to foresee or defend itself against any or all of such claims without incurring substantial financial or other costs and, therefore, in case such claims materialize, Q CELLS’ financial condition and results of operations may be materially and adversely affected.

Q CELLS’ financial condition and results of operations will be reported under US GAAP after the consummation of the Transaction, which may be materially different from those prepared under IFRS.

Q CELLS’ historical financial statements included in this Shareholder Circular have been prepared under IFRS as issued by the IASB. However, HSOL expects to prepare the financial statements of the combined entity after the consummation of the Transaction in accordance with US GAAP, which differs in certain significant respects from IFRS as issued by the IASB. As a result, Q CELLS’ financial condition and results of operations as reported under US GAAP could be materially different from those prepared under IFRS and it could be difficult for investors to compare future financial results of Q CELLS with its historical financial performance. See “Q CELLS’ Historical Financial Statements—Summary of Differences between IFRS and US GAAP” for a description of differences between IFRS and US GAAP as applied to Q CELLS’ historical financial statements.

Q CELLS’ SELECTED HISTORICAL FINANCIAL DATA

The following tables set forth Q CELLS’ selected consolidated financial data, which should be read in conjunction with “Q CELLS’ Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes included elsewhere in this Shareholder Circular. Q CELLS’ consolidated financial statements included in this Shareholder Circular have been prepared in accordance with IFRS as issued by IASB, which differs in certain significant respects from generally accepted accounting principles in other countries, including the United States. See “Q CELLS’ Historical Financial Statements—Summary of Differences between IFRS and US GAAP”.

Q CELLS’ selected consolidated financial data as of December 31, 2012 and 2013 and for the period between September 12 and December 31, 2012 and for the year ended December 31, 2013 set forth below have been derived from Q CELLS’ audited consolidated financial statements as of such dates and for such periods included elsewhere in this Shareholder Circular. Q CELLS’ selected consolidated financial data as of June 30, 2014 and for the six months ended June 30, 2013 and 2014 set forth below have been derived from Q CELLS’ unaudited interim consolidated financial statements as of such date and for such periods included elsewhere in this Shareholder Circular.

Q CELLS’ results of operations for the six months ended June 30, 2014 may not be indicative of its results of operations for the full year 2014.

Selected Consolidated Statement of Comprehensive Income Data

	From September 12 to December 31,	For the year ended December 31,	For six months ended June 30,
	2012 (1)	2013	2013	2014
	(audited)		(unaudited)
	(in millions of US$)

Revenues (2)	70.2	546.5	235.6	416.1
Cost of sales	74.7	467.1	224.5	352.7

Gross Profit	-4.5	79.4	11.1	63.4
Selling and administrative expenses	22.2	63.8	28.9	43.1
Research and development expenses	5.2	30.6	15.4	12.5

Operating Income	-31.9	-15.0	-33.2	7.8
Other income	4.9	61.2	15.5	14.6
Other expense	7.1	59.2	13.1	12.6
Financial income	0.5	0.5	2.9	0.5
Financial expense	3.1	17.0	9.0	11.3

Income before income tax	-36.7	-29.5	-36.9	-1.0
Income taxes	0.0	0.8	-4.4	0.7

Net result for the period	-36.7	-30.3	-32.5	-1.7
Other comprehensive income
Wholly comprising items that are or maybe reclassified to profit or loss	2.9	1.2	0.7	-0.9
Foreign currency translation differences	2.9	1.2	0.7	-0.9

Total comprehensive income	-33.8	-29.1	-31.8	-2.6

(1)	Q CELLS was incorporated in September 2012 and commenced its operations on October 16, 2012 following Parent’s acquisition of Q CELLS’ business in October 2012 from Q Cells SE which was in the bankruptcy proceedings. Therefore, the results of operations of Q CELLS for 2012 (as described herein) covers only the period between September 12 and December 31, 2012 and, as such, are not directly comparable to the results of operations of Q CELLS in the subsequent periods.
(2)	Q CELLS revenue generating activities consist of the sale of PV components and the PV downstream business. The operating results of the PV downstream business were immaterial in the periods covered by this table and, therefore, substantially all of the revenues were attributable to the sale of PV components.

Selected Consolidated Statement of Financial Position Data

	As of December 31,		As of June 30, 2014
	2012	2013
	(audited)		(unaudited)
	(in millions of US$)

Total current assets	208.1	598.7	672.4
Inventories	95.5	148.9	149.1
Trade and other receivables	39.2	172.6	215.3
Other current financial assets	—	6.8	6.7
Other current assets	11.5	12.7	12.5
Cash and cash equivalents	61.9	257.7	288.8
Total non-current assets	194.2	176.5	191.2
Intangible assets	29.0	22.7	19.1
Property, plant and equipment	160.5	144.9	155.5
Other non-current financial assets	4.7	4.6	15.2
Other non-current assets	—	—	1.4
Deferred income tax assets	—	4.3	—
Total assets	402.3	775.2	863.6

Total current liabilities	141.7	273.5	364.0
Borrowings	31.0	7.4	5.5
Trade and other payables	77.7	233.3	324.9
Other current financial liabilities	15.8	13.5	15.5
Current tax liabilities	0.2	—	1.5
Current provisions	15.8	12.8	12.5
Other current liabilities	1.2	6.5	4.1
Total non-current liabilities	57.3	107.3	107.8
Borrowings	29.0	83.5	86.5
Other non-current financial liabilities	—	3.1	4.4
Non-current provisions	28.3	15.6	16.9
Deferred income tax liabilities	—	5.1	—
Total liabilities	199.0	380.8	471.8

Total equity	203.3	394.4	391.8
Common stock	—	—	—
Additional paid in capital	237.1	457.3	457.3
Retained earnings	-36.7	-67.0	-68.7
Accumulated other comprehensive income	2.9	4.1	3.2
Total liabilities and equity	402.3	775.2	863.6

MARKET PRICES AND DIVIDEND DATA

ADS Prices

The ADSs, each representing five Shares, have been listed on the Nasdaq Global Market since December 20, 2006. Our ticker symbol is “HSOL”.

In the first 11 months of 2014, the trading price of the ADSs on the Nasdaq Global Select Market ranged from US$1.68 to US$4.24 per ADS.

The following table provides the high and low trading prices for the ADSs on the Nasdaq Global Select Market for the periods indicated.

	Sale Price
	High	Low
Annually High and Low
2009	8.95	2.27
2010	13.48	5.61
2011	9.78	0.91
2012	2.51	0.77
2013	5.70	0.86
2014 (through December 22, 2014)	4.24	1.09
Quarterly High and Low
First Quarter 2012	2.51	1.00
Second Quarter 2012	1.37	0.81
Third Quarter 2012	1.35	0.94
Fourth Quarter 2012	1.13	0.77
First Quarter 2013	1.53	0.86
Second Quarter 2013	2.20	0.86
Third Quarter 2013	4.78	2.12
Fourth Quarter 2013	5.70	2.31
First Quarter 2014	4.24	2.41
Second Quarter 2014	3.13	2.12
Third Quarter 2014	2.84	1.75
Fourth Quarter 2014 (through December 22, 2014)	2.41	1.09

The following table sets forth the closing price per ADS, as reported on The NASDAQ Global Select Market on December 5, 2014, the last full trading day before the public announcement of the Transaction, and on December 22, 2014, the latest practicable trading day before the date of this Shareholder Circular:

Date	ADS Closing Price
December 5, 2014	US$	1.62
December 22, 2014	US$	1.21

You are encouraged to obtain current market quotations for the ADSs in connection with voting your Shares or ADSs, as the case may be.

Dividends

We made a one-time cash dividend payment in the aggregate amount of RMB7.2 million to the holders of the series A convertible preference shares on December 31, 2006. Except for the foregoing, we have never declared or paid any cash dividends, nor do we have any present plan to pay any cash dividends on our Shares in the foreseeable future. We currently intend to retain all of our available funds and any future earnings to operate and expand our business.

The holders of our Shares are entitled to such dividends as may be declared by our Board of Directors subject to the Cayman Islands Companies Law. Even if our Board of Directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the Board of Directors may deem relevant. If we pay any dividends, we will pay ADS holders an amount of dividends based on the number of Shares that their ADSs represent, subject to the terms of the deposit agreement, dated December 9, 2006, as amended and restated on September 12, 2014, among HSOL, the Depositary and the owners and holders of ADSs, including the fees and expenses payable thereunder.

THE EXTRAORDINARY GENERAL MEETING

The proxy is solicited on behalf of our Board of Directors for use at the Extraordinary General Meeting or at any adjournment or postponement thereof.

Date, Time and Place

We will hold the Extraordinary General Meeting on February 4, 2015, at 9:00 a.m., Shanghai time, at our offices at Rooms 605-606, Yongda International Tower, 2277 Longyang Road, Pudong New Area, Shanghai, China 201204.

Matters to be Considered

At the Extraordinary General Meeting, we will ask the holders of our Shares (including the Shares represented by ADSs) to consider and vote on (i) the Transaction Proposal, (ii) the New Articles Proposal, providing for, among other things, (a) an increase in the authorized share capital of HSOL from US$100,000 divided into 1,000,000,000 Shares to US$700,000 divided into 7,000,000,000 Shares by the creation of an additional 6,000,000,000 Shares that will rank pari passu in all respects with the existing Shares, conditional upon and effective immediately prior to the closing of the Transaction, (b) the change of HSOL’s name to Hanwha Q CELLS Co., Ltd., conditional upon and with effect from the closing of the Transaction and (c) other corporate governance and related matters with respect to HSOL, in the form attached to the notice of the Extraordinary General Meeting and made available to shareholders of HSOL at the Extraordinary General Meeting, (iii) the Increase of Capital Proposal and (iv) the Change of Name Proposal.

Recommendation of the Special Committee and our Board of Directors

The Special Committee, acting with the advice and assistance of its legal and financial advisors, has evaluated the Transaction and the terms of the Transaction Agreements and the New Articles and (i) determined that the Transaction Agreements and the transactions contemplated thereby, including the Transaction, are advisable, fair to, and in the best interests of, HSOL, (ii) declared it advisable, fair to, and in the best interests of HSOL to enter into the Transaction Agreements and adopt the New Articles, (iii) recommended that our Board of Directors adopt resolutions approving and declaring the advisability of the Transaction Agreements and the transactions contemplated thereby, including the Transaction and the adoption of the New Articles and (iv) recommended that the shareholders of HSOL approve the Proposals.

The Board of Directors (i) has, after considering the recommendation of the Special Committee and other factors, approved the Transaction, (ii) has determined that the Transaction on the terms and subject to the conditions of the Purchase Agreement is advisable, fair to, and in the best interests of, HSOL, and (iii) recommends that you vote “FOR” the Transaction Proposal, “FOR” the New Articles Proposal, “FOR” the Increase of Capital Proposal and “FOR” the Change of Name Proposal.

For more information about the recommendation of the Special Committee and our Board of Directors, see “The Transaction—Reasons for the Transaction and Recommendation of the Special Committee and our Board of Directors”. You should carefully read this Shareholder Circular in its entirety for more detailed information concerning the Transaction Agreements and the Transaction. Copies of the Purchase Agreement and the form of the New Articles, which is attached to the Purchase Agreement, and the Shareholder Agreement are incorporated by reference into this Shareholder Circular. See “Where You Can Find More Information”. In addition, the New Articles in its final form is attached to the notice of the Extraordinary General Meeting.

Record Date; Shares Entitled to Vote; Quorum

Only holders of Shares as of the close of business in the Cayman Islands on December 26, 2014, the Share Record Date, are entitled to receive notice of, and will be entitled to vote, in person at the Extraordinary General Meeting or by proxy on, the Proposals. If you hold ADSs as of the close of business in New York City on December 26, 2014, the ADS Record Date, you cannot vote at the Extraordinary General Meeting directly, but you may instruct the Depositary to vote the Shares represented by your ADSs by giving the ADS Voting Instructions to the Depositary.

One or more shareholders at the Extraordinary General Meeting, holding not less than one-third of the aggregate outstanding voting Shares (including the Shares represented by ADSs) must be present in person or by proxy in order to have a quorum for the conduct of business. Votes cast at the Extraordinary General Meeting, by proxy or in person, will be tabulated by the inspector of elections appointed for the Extraordinary General Meeting. In the event that a quorum is not present at the Extraordinary General Meeting, it is expected that the Extraordinary General Meeting will be adjourned by the chairman of the meeting to solicit additional proxies if permitted by the Purchase Agreement. If you are a holder of Shares on the Share Record Date and fail to attend the Extraordinary General Meeting and vote in person, and you either (i) fail to return a validly executed proxy indicating how you wish to vote or (ii) return a validly executed proxy, but fail to clearly indicate how you wish to vote as to all of the Proposals (i.e. “FOR”, “AGAINST” or “ABSTAIN”), your Shares will not be counted for determining whether a quorum is present at the Extraordinary General Meeting. If you are a holder of ADSs on the ADS Record Date, the Shares represented by your ADSs will be counted for determining whether a quorum is present at the Extraordinary General Meeting.

Vote Required

Each of the Proposals must be approved by a special resolution, which requires the affirmative vote of at least two-thirds of the Shares (including the Shares represented by ADSs) which are voted by shareholders present in person or represented by proxy and entitled to vote at the Extraordinary General Meeting and casting a vote for or against such matter, provided that a quorum is present.

Voting by Parent

As of the date of this Shareholder Circular, Parent owned and was entitled to vote 209,249,448 Shares (excluding the 20,062,348 Shares issued to Parent under the Share Issuance and Repurchase Agreement dated as of September 16, 2010 between HSOL and Parent), including Shares represented by ADSs, which together represented approximately 45.7% of the issued and outstanding Shares. Parent has agreed to vote all of its Shares and ADSs “FOR” the Proposals.

Voting by HSOL’s Board of Directors and Executive Officers

As of the date of this Shareholder Circular, our Board of Directors and executive officers beneficially owned an aggregate of 1,207,490 Shares (including Shares represented by ADSs), which together represented approximately 0.26% of the issued and outstanding Shares. We expect that our Board of Directors and executive officers will vote all of their Shares and ADSs “FOR” the Proposals.

Voting of Proxies

Even if you plan to attend the Extraordinary General Meeting in person, we urge you to submit your proxy as soon as possible in accordance with the instructions set forth on the proxy card to make sure your Shares are represented at the Extraordinary General Meeting. Submitting a proxy in accordance with the instructions set forth on the proxy card will not deprive you of your right to attend the Extraordinary General Meeting and vote your Shares in person. In addition, you may revoke your proxy in the manner described in the Shareholder Circular at any time before the commencement of the Extraordinary General Meeting and vote in person. If you are a registered holder of Shares (that is, you hold Shares in your own name), your proxy card must be completed, signed, dated and returned to Board Secretary, Hanwha SolarOne Co., Ltd., Rooms 605-606, Yongda International Tower, 2277 Longyang Road, Pudong New Area, Shanghai, China 201204, no later than the time for holding the Extraordinary General Meeting on the date of the Extraordinary General Meeting, in order for your Shares to be voted at the Extraordinary General Meeting. If your Shares are held in “street name”, through a brokerage firm, bank, trust or other nominee, you may not be able to vote your Shares directly and you may need to obtain a proxy, executed in your favor, from that record holder in order to be able to vote in person at the Extraordinary General Meeting or submit a proxy.

If your Shares are held in a brokerage account or by another nominee, such as a bank or trust, then the brokerage firm, bank, trust or other nominee is considered to be the shareholder of record with respect to those Shares. “Street name” holders generally cannot vote their Shares directly and must instead instruct the brokerage firm, bank, trust or other nominee how to vote their Shares. Your brokerage firm, bank, trust or other nominee may only be permitted to vote your Shares for you at the Extraordinary General Meeting if you instruct it how to vote. To be sure your Shares are voted, you may need to instruct your brokerage firm, bank, trust or other nominee to vote your Shares that you hold in “street name”. It is important that you promptly follow the directions provided by your brokerage firm, bank, trust or other nominee, as the case may be, regarding how to vote your Shares. If your Shares are held in “street name” and you wish to vote in person at the Extraordinary General Meeting, you must bring a proxy, executed in your favor, from your brokerage firm, bank, trust or other nominee authorizing you to vote at the Extraordinary General Meeting.

In addition, because any Shares you may hold in “street name” will be deemed to be held by a different shareholder than any Shares you hold of record, Shares held in “street name” will not be combined for voting purposes with Shares you hold of record. Shares held by a corporation or business entity must be voted by an authorized officer of the entity.

If you are a holder of ADSs on the ADS Record Date, whether you hold ADSs in registered form or through the clearing system, you must instruct the Depositary (as the holder of the Shares underlying the ADSs) how to vote the Shares underlying your ADSs by submitting your ADS Voting Instructions to the Depositary. If you hold your ADSs in registered form, in order for you to instruct the Depositary how to vote the Shares underlying your ADSs, you will need to complete, sign, date and return the ADS Voting Instructions to the Depositary by mail to the address provided in the ADS Voting Instructions. If you hold your ADSs through the clearing system, in order for you to instruct the Depositary how to vote the Shares underlying your ADSs, you will need to follow the instructions you receive from your brokerage firm, bank, or other financial institution, or the clearing system through which you hold your ADSs, in order to deliver your ADS Voting Instructions to the Depositary. The Depositary must receive your ADS Voting Instructions, whether you hold in registered form or through the clearing system, no later than 5:00 p.m. (New York City time) on January 29, 2015, the ADS Voting Instructions Deadline, in order to ensure that the Shares underlying your ADSs are properly voted at the Extraordinary General Meeting. Please note that your brokerage firm, bank, or other financial institution, or the clearing system through which you hold your ADSs, may set an earlier deadline than the ADS Voting Instructions Deadline set by the Depositary. If you are a holder of ADSs, you will not be able to attend the Extraordinary General Meeting to vote in person and you will have no opportunity to surrender your ADSs to the Depositary for cancellation in sufficient time to take possession of the underlying Shares by the Share Record Date. In addition, as a holder of ADSs, you will only be able to change or revoke your ADS Voting Instructions before the ADS Voting Instructions Deadline. As the record holder of the Shares represented by the ADSs, the Depositary will endeavor to vote the Shares it holds on deposit at the Extraordinary General Meeting only in accordance with the ADS Voting Instructions received from holders of ADSs by the ADS Voting Instructions Deadline.

If you are a holder of Shares on the Share Record Date and fail to attend the Extraordinary General Meeting and vote in person, and you either (i) fail to return a validly executed proxy indicating how you wish to vote or (ii) return a validly executed proxy, but fail to clearly indicate how you wish to vote as to all of the Proposals (i.e. “FOR”, “AGAINST” or “ABSTAIN”), your Shares will not be counted for determining whether a quorum is present at the Extraordinary General Meeting and your Shares will not be voted and will have no effect on the Proposals. If you are a holder of Shares on the Share Record Date and return a validly executed proxy which clearly indicates how you wish to vote as to certain of the Proposals, but fails to clearly indicate how you wish to vote as to any other particular Proposal (i.e. “FOR”, “AGAINST” or “ABSTAIN”), your Shares will be counted for determining whether a quorum is present at the Extraordinary General Meeting, but your Shares will not be voted and will have no effect on any particular Proposal in respect of which you have not clearly indicated how you wish to vote (although your Shares will be voted for those Proposals in respect of which you have clearly indicated how you wish to vote).

If you are a holder of ADSs on the ADS Record Date and you either (i) fail to return validly executed ADS Voting Instructions to the Depositary by the ADS Voting Instructions Deadline or (ii) return validly executed ADS Voting Instructions to the Depositary by the ADS Voting Instructions Deadline, but fail to clearly indicate how you wish the Depositary to vote as to any or all of the Proposals (i.e. “FOR”, “AGAINST” or “ABSTAIN”), you will be deemed not to have given voting instructions to the Depositary, in the case of (i), as to any of the Proposals, and in the case of (ii), as to any Proposal in respect of which you have not clearly indicated how you wish the Depositary to vote, and, as provided in the Deposit Agreement, you will be deemed to have instructed the Depositary to give a discretionary proxy to a person designated by HSOL to vote the Shares underlying your ADSs according to HSOL’s management’s recommendations as to the Proposal(s) in respect of which you have not clearly indicated how you wish the Depositary to vote, and the Shares represented by your ADSs will be counted for determining whether a quorum is present at the Extraordinary General Meeting.

Revocability of Proxies

Any proxy a holder of Shares gives pursuant to this solicitation may be revoked as follows:

If you hold Shares, you have a right to change or revoke your proxy at any time before the commencement of the Extraordinary General Meeting by:

•	delivering to HSOL’s Board Secretary a signed written notice of revocation bearing a date later than the date of the proxy, stating that the proxy is revoked, and received by the date and time indicated on the applicable proxy card(s); or

•	attending the Extraordinary General Meeting and voting in person (your attendance at the meeting will not, by itself, revoke your proxy, so you must vote in person at the meeting to revoke your proxy).

Written notices of revocation and other communications with respect to the revocation of any proxies should be addressed to:

Hanwha SolarOne Co., Ltd.

Rooms 605-606, Yongda International Tower

2277 Longyang Road

Pudong New Area, Shanghai, China 201204

Attention: Mr. Paul Combs

If your Shares are held in a “street name”, you should contact your brokerage firm, bank, trust or other nominee to obtain instructions as to how to change or revoke your proxy. If you have instructed your brokerage firm, bank, trust or other nominee how to vote your Shares, the above-described options for revoking your proxy do not apply and your attendance at the Extraordinary General Meeting does not alone automatically revoke your proxy. Instead, you may revoke your proxy only by following the directions received from your brokerage firm, bank, trust or nominee to change your vote.

If you hold ADSs, you will only be able to change or revoke your ADS Voting Instructions before the ADS Voting Instructions Deadline.

Solicitation of Proxies

This proxy solicitation is being made by HSOL on behalf of the Board of Directors and will be paid for by HSOL. Our directors and officers and employees may also solicit proxies by personal interview, mail, e-mail, telephone, facsimile or other means of communication. These persons will not be paid additional remuneration for their efforts.

Adjournments

Although it is not currently expected, the Extraordinary General Meeting may be adjourned, including for the purpose of soliciting additional proxies, if there are insufficient votes at the time of the Extraordinary General Meeting to approve the Proposals, or if a quorum is not present at the Extraordinary General Meeting. Other than an announcement to be made at the Extraordinary General Meeting of the time, date and place of an adjourned meeting, an adjournment generally may be made without notice. Any adjournment of the Extraordinary General Meeting for the purpose of soliciting additional proxies will allow HSOL’s shareholders who have already sent in their proxies to revoke them as described in “—Revocability of Proxies” above. The votes of those HSOL’s shareholders who have already sent in their proxies and have not revoked them as described in “Revocation of Proxies” above will be voted in accordance with their proxies at any adjournment of the Extraordinary General Meeting.

THE TRANSACTION

The following section describes certain aspects of the Transaction. This description may not contain all of the information that may be important to you, and the discussion of the Transaction in this Shareholder Circular is qualified in its entirety by reference to the Transaction Agreements, which are incorporated by reference into this Shareholder Circular. We urge you to read the Shareholder Circular in its entirety, including the Annex and all of the information referred to, attached to or incorporated by reference therein, and carefully consider how the Transaction will affect you. See “Where You Can Find More Information”.

Background to the Transaction

Except where otherwise noted, all dates and times referenced in this Background of the Transaction refer to China Standard Time.

Parent is HSOL’s largest shareholder and, as of the date of this Shareholder Circular, beneficially owns 45.7% of HSOL’s outstanding Shares. For a description of Parent’s investment(s) in HSOL, please see “Item 4. Information on the Company—A. History and Development of the Company” in HSOL’s annual report on Form 20-F for the year ended December 31, 2013.

Parent’s board of directors and management, in connection with their review and assessment of Parent’s investment in HSOL, from time to time proposed various strategic alternatives to HSOL to maximize shareholder value. The strategic alternatives that Parent considered in 2014 include a strategic alliance or joint venture between HSOL and Q CELLS, Parent purchasing additional Shares or ADSs, and other types of strategic transactions to maximize the potential synergies and, ultimately, shareholder value.

On August 11, 2014, at a meeting of our Board of Directors, a presentation was given on the proposal for HSOL to acquire all of the outstanding share capital of Q CELLS from Parent in exchange for HSOL issuing Shares to Parent (the “Proposed Transaction”). Neither the relative valuations of Q CELLS and HSOL, the number of Shares to be issued as consideration in the Proposed Transaction nor any other terms relating to the Proposed Transaction were discussed during the August 11, 2014 meeting. At the August 11, 2014 meeting, our Board of Directors determined that, in light of the conflicts of interest that may arise by virtue of the fact that Parent, the prospective seller in the Proposed Transaction, is a significant shareholder of HSOL and has representation on our Board of Directors, it was in the best interests of HSOL to form a special committee consisting of directors who were independent of and unaffiliated with Q CELLS, Parent or Hanwha Chemical and were not members of the management of HSOL or any of its subsidiaries, to evaluate and, if appropriate, negotiate the Proposed Transaction on behalf of HSOL. Accordingly, our Board of Directors established the Special Committee and, after discussing the various qualifications of the members of the Board of Directors to serve on the Special Committee, including whether certain directors were sufficiently independent for purposes of serving on the Special Committee, resolved to appoint two independent directors, Mr. Thomas J. Toy (to serve as chairman of the Special Committee) and Dr. David N.K. Wang, as its members.

The Special Committee was given responsibility, among other things, to (i) consider, review and evaluate the Proposed Transaction, (ii) if appropriate, negotiate the terms and conditions of the Proposed Transaction or any similar transaction, (iii) recommend to our Board of Directors what action, if any, should be taken by HSOL with respect to the Proposed Transaction or any similar transaction, (iv) reject, if advisable or necessary, the Proposed Transaction, (v) express its view of whether the Proposed Transaction is advisable and fair to, and in the best interests of, HSOL, (vi) appoint any advisor (legal, financial or otherwise) to assist the Special Committee, and (vii) take all such other actions and exercise any other power that may be otherwise exercised by our Board of Directors that the Special Committee determines is necessary or advisable to carry out and fulfill such duties and responsibilities.

Shortly following its formation on August 11, 2014, the Special Committee engaged O’Melveny & Myers LLP (“O’Melveny”) as its legal advisor in connection with the Proposed Transaction. On September 2, 2014, the Special Committee engaged Houlihan Lokey as its financial advisor to, among other things, render an opinion to the Special Committee as to whether the Shares to be issued by HSOL to Parent in exchange for all of the issued and outstanding shares of Q CELLS in the Proposed Transaction was fair from, a financial point of view, to HSOL. The Special Committee selected O’Melveny based on, among other things, its experience representing independent committees in similar transactions, its reputation, and the fact that O’Melveny was familiar with members of the Special Committee, HSOL and its industry as it had served as legal advisor to the special committee of our Board of Directors in connection with Parent’s initial investment in HSOL in 2011. The Special Committee selected Houlihan Lokey as its financial advisor based on Houlihan Lokey’s experience and reputation and knowledge of HSOL’s and Q CELLS’ respective industries.

On August 19, 2014, HSOL engaged Debevoise & Plimpton LLP (“Debevoise”) to provide HSOL with legal advice with respect to the Proposed Transaction. On August 22, 2014, HSOL engaged Credit Suisse (Hong Kong) Limited (“Credit Suisse”) as its financial advisor to assist it in analyzing and evaluating the business, operations and financial position of Q CELLS, developing a strategy to effect the Transaction and structuring the Transaction. On September 4, 2014, HSOL engaged an international accounting firm to provide financial and tax due diligence services.

On August 25, 2014, Mr. Seong Woo Nam, our Chief Executive Office, delivered a non-binding written indication of interest to Mr. Hee Cheul Kim, the Chief Executive Officer of Q CELLS, expressing an interest in pursuing discussions regarding the Proposed Transaction.

On August 28, 2014, members of the Special Committee together with representatives of O’Melveny held a telephonic meeting with representatives of HSOL and its legal counsel, Debevoise, to discuss, among other things, the status of the Proposed Transaction and certain transaction steps, including the need for the various parties to conduct due diligence on one another.

On August 29, 2014, we entered into a mutual non-disclosure agreement with Parent and Q CELLS.

On or about September 3, 2014, Mr. Jung Pyo Seo, the Chief Financial Officer of HSOL, and Mr. Thomas J. Toy, the chairman of the Special Committee, held telephonic discussions regarding HSOL shareholder approval of the Proposed Transaction. Mr. Jung Pyo Seo and Mr. Thomas J. Toy discussed the terms of the Existing Shareholders Agreement which, unless such a requirement was waived by HSOL, contemplates the approval of HSOL shareholders other than Parent and its Affiliates (such shareholders, other than Parent and its Affiliates, the “Unaffiliated Holders”) in connection with the consummation of a transaction such as the Proposed Transaction. Mr. Jung Pyo Seo noted that if the Proposed Transaction was conditioned on obtaining some threshold approval from the Unaffiliated Holders (a “Majority of the Minority Approval Condition”), his understanding of Parent’s and Q CELLS’ position was that they would be unwilling to pursue such a transaction as they believed that a Majority of the Minority Approval Condition would make it extremely difficult for such a transaction to be completed in light of the historic voting levels of the Unaffiliated Holders, which was very low. Mr. Thomas J. Toy said that the Special Committee would need to evaluate the Proposed Transaction as a whole in order to consider a compelling reason for alternative approaches to a Majority of the Minority Approval Condition to the Proposed Transaction

On September 4, 2014, at the direction of their respective clients, representatives of O’Melveny and Debevoise held a telephonic meeting to discuss the status of the Proposed Transaction and the immediate next steps. At this meeting, the Majority of the Minority Approval Condition was discussed and representatives of O’Melveny conveyed the position of the Special Committee to representatives of Debevoise that there would need to be a compelling reason for the Special Committee to consider alternative approaches to or any waiver of the Majority of the Minority Approval Condition and without clarity on the legal and financial terms of the Proposed Transaction, it would be inappropriate to discuss anything further with respect to Majority of the Minority Approval Condition.

On September 9, 2014, the Special Committee and representatives of O’Melveny held a telephonic meeting to review the status of the Proposed Transaction, including the possibility that HSOL would need to amend the Existing Shareholders Agreement in connection with any Proposed Transaction to reflect terms consistent with Parent’s increased ownership interest in HSOL immediately following the closing of the Proposed Transaction. The Special Committee then directed representatives of O’Melveny to follow up with Debevoise on the status and process for completing legal due diligence and advancing discussions regarding the terms of the Proposed Transaction.

On September 10, 2014, representatives of O’Melveny and Debevoise held a telephonic meeting to discuss the status of the Proposed Transaction, the process for advancing discussions with Q CELLS and its advisors regarding the potential structure and terms of the Proposed Transaction, and the timeline and allocation of responsibility for legal and financial due diligence. During this meeting, representatives of O’Melveny discussed the proposed need to amend or modify the Existing Shareholders Agreement in connection with the Proposed Transaction, and conveyed the Special Committee’s position that it had no preconceived notion regarding the scope of any amendment or modification to the Existing Shareholders Agreement, but that the terms of the Existing Shareholders Agreement following such amendment or modification should bear some relationship to Parent’s relative ownership percentage post-completion (which was indeterminate at such point) and provide some tangible protections for the benefit of Unaffiliated Holders.

Commencing on or about September 11, 2014 and through the remainder of the month, the parties (through their respective advisors) provided legal and financial due diligence requests to each other and prepared materials responsive to due diligence requests made by the other parties and their advisors.

On or about October 3, 2014, HSOL granted representatives and advisors of Parent and Q CELLS access to an online data room containing information about HSOL for purposes of conducting a due diligence review of HSOL and its subsidiaries in connection with the Proposed Transaction. On or about October 10, 2014, representatives and advisors of HSOL and the Special Committee were granted access to an online data room containing information about Q CELLS and its subsidiaries (the “Q CELLS Group”) for purposes of conducting a due diligence review of the Q CELLS Group in connection with the Proposed Transaction.

On October 16, 2014, representatives of Debevoise, following consultation with representatives of O’Melveny, provided a draft of a term sheet relating to the Proposed Transaction to representatives of O’Melveny for their consideration. The draft term sheet contained various terms and outlined the structure of the Proposed Transaction, but did not provide any details relating to the proposed number of Shares to be issued to Parent in the Proposed Transaction or the relative valuations of Q CELLS and HSOL. Following receipt of the draft term sheet, O’Melveny (after consultation with the Special Committee) provided comments to the term sheet to Debevoise.

On October 22, 2014, representatives of Houlihan Lokey, Credit Suisse and Citi received an updated outlook with respect to the businesses of HSOL and Q CELLS from representatives of HSOL and Q CELLS.

On October 28 and 29, 2014, representatives of HSOL, Debevoise and Houlihan Lokey participated in a meeting with the management of the German business of Q CELLS in Leipzig, Germany to gather additional information regarding Q CELLS.

On October 31, 2014, representatives of Credit Suisse delivered the initial draft of the term sheet relating to the Proposed Transaction to Parent and Q CELLS.

On November 3, 2014, representatives of HSOL and Debevoise participated in a telephonic conference call with the management of the Malaysian business of Q CELLS to gather additional information regarding Q CELLS’ Malaysian business.

From November 3, 2014 to November 5, 2014, we hosted on-site financial, accounting and legal due diligence sessions on HSOL at our Shanghai office in which representatives of Parent and Q CELLS and their legal and accounting advisors participated, which included interviews with our management and legal teams.

On November 6, 2014, Paul Hastings LLP, legal advisor to Parent and Q CELLS in relation to the Proposed Transaction, delivered a revised draft of the term sheet to Credit Suisse. The revised term sheet did not include any details relating to the number of Shares to be issued to Parent in the Proposed Transaction or the relative valuations of Q CELLS and HSOL.

On November 13, 2014, the Special Committee held a telephonic meeting with representatives of Houlihan Lokey and O’Melveny. At this meeting, representatives of Houlihan Lokey updated the Special Committee on the status of its preliminary financial analysis of the Proposed Transaction. The Special Committee also discussed with representatives of O’Melveny the revised draft of the term sheet delivered by Paul Hastings LLP. The Special Committee, after consulting with its advisors, instructed O’Melveny to revise the term sheet to, among other things, (i) provide that, once agreed, the number of Shares to be issued to Parent in consideration for all of the outstanding share capital of Q CELLS would be fixed and not subject to adjustment, including adjustments due to movement in the price of the ADS prior to the closing of the Proposed Transaction, (ii) include the Majority of the Minority Approval Condition, (iii) require the entry into a new shareholder agreement in connection with the execution of any definitive sale and purchase agreement in respect of the Proposed Transaction, which new shareholder agreement would become effective and replace the Existing Shareholder Agreement subject to and on the closing of the Proposed Transaction, and (iv) provide for no post-closing indemnification obligation in respect of any breach by the parties of their representations or warranties or undertakings under the definitive share purchase agreement and provide that all of the various representations and warranties would expire upon the closing of the Proposed Transaction. Later that same day, representatives of O’Melveny sent an updated draft of the term sheet, as revised, to Debevoise for consideration and further distribution to Paul Hastings LLP.

On November 15, 2014, representatives of Debevoise sent a revised draft of the term sheet relating to the Proposed Transaction to Paul Hastings LLP.

On November 17, 2014, the Special Committee held a telephonic meeting with representatives of Houlihan Lokey and O’Melveny. At this meeting, representatives of Houlihan Lokey reviewed and discussed Houlihan Lokey’s preliminary financial analysis of HSOL, Q CELLS and the Proposed Transaction with the Special Committee. Following a review and discussion of Houlihan Lokey’s preliminary financial analysis, the Special Committee determined that, as part of its negotiating strategy, the Special Committee would solicit a proposal from Parent and Q CELLS and their respective representatives before proposing any specific exchange ratio based on the relative valuations of Q CELLS and HSOL. Subject to its receipt of such a proposal, the Special Committee contemplated initially aiming for an exchange ratio of 5.7:1 to 5.5:1 (i.e., in consideration for all of the share capital of Q CELLS, HSOL would issue Parent new Shares representing approximately 84.5% to 85% of the outstanding Shares of HSOL on a pro forma basis after giving effect to the Proposed Transaction, and, as a result of such issuance, the number of Shares (including Shares represented by ADSs) currently outstanding (including Shares owned by Parent prior to the Proposed Transaction) would represent approximately 15.5% to 15% of the outstanding Shares (including Shares represented by ADSs) on a pro forma basis after giving effect to the Proposed Transaction). The Special Committee requested that Houlihan Lokey contact Citigroup Global Markets Korea Securities Limited (“Citi”), Q CELLS’ financial advisor, to obtain information regarding Citi’s views on the relative valuations of Q CELLS and HSOL.

On November 18, 2014, Debevoise provided to O’Melveny an initial draft of a share purchase agreement to be entered into between HSOL, Q CELLS and Parent in respect of the Proposed Transaction. The initial draft share purchase agreement did not include any details relating to the number of Shares to be issued to Parent in the Proposed Transaction or the relative valuations of Q CELLS and HSOL.

On November 19, 2014, Paul Hastings LLP delivered a revised draft of the term sheet to Debevoise which Debevoise provided to O’Melveny later that same day. The revised draft of the term sheet did not include any details relating to the number of Shares to be issued to Parent in the Proposed Transaction or the relative valuations of Q CELLS and HSOL.

On November 21, 2014, the Special Committee held a telephonic meeting with representatives of Houlihan Lokey and O’Melveny. At this meeting, representatives of Houlihan Lokey provided the Special Committee with a summary of Houlihan Lokey’s discussions on behalf of the Special Committee with Citi regarding the relative valuations of Q CELLS and HSOL. At this meeting, representatives of O’Melveny also discussed the revised draft of the term sheet received from Paul Hastings LLP, and the unresolved issues, including the potential removal of the Majority of the Minority Approval Condition. The Special Committee, with the assistance of its legal and financial advisors, then discussed the relative benefits and drawbacks of including a Majority of the Minority Approval Condition. Representatives of O’Melveny were then directed by the Special Committee to revise the term sheet to reflect the points discussed and send the same to Paul Hastings LLP, to begin negotiating the definitive agreements with Paul Hastings LLP (including the terms of a new shareholders’ agreement to supersede and replace the Existing Shareholders Agreement), and to include in the definitive agreements the Majority of the Minority Approval Condition.

Later in the day on November 21, 2014, representatives of O’Melveny sent Debevoise a revised draft of the term sheet that included a proposed exchange ratio of 5.7:1 to 5.5:1, such draft term sheet was forwarded by Debevoise to Paul Hastings LLP that same day, and Mr. Toy sent an email message to representatives of HSOL informing them that at its November 17, 2014 meeting the Special Committee contemplated initially aiming for an exchange ratio of 5.7:1 to 5.5:1. Over the following two days, representatives of Credit Suisse communicated a proposal on behalf HSOL to representatives of Citi and Q CELLS for an exchange ratio of 5.7:1 to 5.5:1.

On November 24, 2014, O’Melveny provided the initial draft of the Purchase Agreement to Paul Hastings LLP which was followed by O’Melveny’s delivery of the initial draft of the Shareholder Agreement to Paul Hastings LLP on November 26, 2014.

On November 25, 2014, representatives of O’Melveny, Debevoise and Paul Hastings LLP held a telephonic meeting to discuss comments from Paul Hastings LLP on the latest revised draft of the term sheet and the initial draft of the Purchase Agreement. Paul Hastings LLP relayed to O’Melveny and Debevoise that any Majority of the Minority Approval Condition would not be acceptable, as, given the historically low levels of voter turnout by the Unaffiliated Holders, Q CELLS believed it would be highly unlikely to obtain the affirmative vote of a majority of the Shares (including Shares represented by ADSs) held by the Unaffiliated Holders and that having such a condition added a significant amount of deal risk such that it would preclude Parent’s and Q CELLS’ acceptance of the Proposed Transaction. Representatives of O’Melveny stated that they would relay this position to the Special Committee, but stated that until there was further clarity on the financial terms of the Proposed Transaction, the Special Committee was unwilling to consider any alternative approaches to or any waiver or removal of the Majority of the Minority Approval Condition.

Also on November 25, 2014, at the direction of the Special Committee, representatives of Credit Suisse and Houlihan Lokey spoke with representatives of Citi to discuss the Special Committee’s proposed exchange ratio and the relative valuations of Q CELLS and HSOL, including certain valuation inputs. During the course of such discussions, representatives of Citi provided Credit Suisse and Houlihan Lokey with various counterproposals for exchange ratios ranging from: 7.5:1 (i.e., in consideration for all of the share capital of Q CELLS, HSOL would issue Parent new Shares representing approximately 88.2% of the outstanding Shares of HSOL on a pro forma basis after giving effect to the Proposed Transaction, and, as a result of such issuance, the number of Shares (including Shares represented by ADSs) currently outstanding (including Shares owned by Parent prior to the Proposed Transaction ) would represent approximately 11.8% of the outstanding Shares (including Shares represented by ADSs) on a pro forma basis after giving effect to the Proposed Transaction) to 12.5:1 (i.e., in consideration for all of the share capital of Q CELLS, HSOL would issue Parent new Shares representing approximately 92.6% of the outstanding Shares of HSOL on a pro forma basis after giving effect to the Proposed Transaction, and, as a result of such issuance, the number of Shares (including Shares represented by ADSs) currently outstanding (including Shares owned by Parent prior to the Proposed Transaction) would represent approximately 7.4% of the outstanding Shares (including Shares represented by ADSs) on a pro forma basis after giving effect to the Proposed Transaction) upon completion of the Transaction), taking into account various elements relating to the valuation, including relative net debt levels and the treatment of contingent liabilities such as pending litigation.

On November 26, 2014, Paul Hastings LLP provided O’Melveny and Debevoise a revised draft of the Purchase Agreement, which included, among other changes: (i) the removal of the Majority of the Minority Approval Condition for the Transaction Proposal, which was now subject to approval by a special resolution; (ii) the removal of the ability of our Board of Directors to change its recommendation with respect to the Proposed Transaction under any circumstances after signing the Purchase Agreement; and (iii) to provide that HSOL would make the same representations in the Purchase Agreement as Q CELLS and would be subject to the same restrictions in terms of the corporate actions it could take between the signing of the Purchase Agreement and the closing of the transactions contemplated thereby.

On November 27, 2014, Paul Hastings LLP provided a revised draft of the Shareholder Agreement to O’Melveny and Debevoise, which included, among other changes: (i) removal of any restrictions on HSOL from transferring its Shares (including Shares represented by ADSs) to any third party post-closing of the Transaction, and (ii) providing that any vacancy created by the death, disability or removal from office of an Independent Director would be filled by the remaining members of our Board of Directors.

In addition, on November 27, 2014, representatives of Houlihan Lokey and Credit Suisse had a call with representatives of Citi to discuss the exchange ratio and the relative valuations of Q CELLS and HSOL, including certain valuation inputs such as updated information regarding HSOL’s projected net debt as of December 31, 2014 provided by HSOL management and Q CELLS’ projected net debt as of December 31, 2014 provided by Q CELLS management and the impact (if any) of various contingent liabilities, including potential and pending litigation, on valuation.

On November 29, 2014, the Special Committee held a telephonic meeting with representatives of O’Melveny and Houlihan. At that meeting, representatives of Houlihan Lokey reviewed and discussed the status of its discussions on behalf of the Special Committee with Citi regarding the relative valuations of Q CELLS and HSOL, including differing views on certain valuation inputs and the treatment of various contingent liabilities, including potential and pending litigation. Representatives of O’Melveny then discussed the status of discussions with Paul Hastings regarding open issues in the Transaction Agreements. After further discussion and in consultation with representatives of O’Melveny and Houlihan Lokey, the Special Committee requested that representatives of Houlihan Lokey reach out to Citi to further discuss the relative valuations of Q CELLS and HSOL. The Special Committee also requested that representatives of O’Melveny, together with representatives of Debevoise, to travel to Seoul, South Korea to meet in person with representatives of Paul Hastings LLP during the week of December 1st in an effort to reach agreement on the remaining unresolved legal points.

From December 2 to December 3, 2014, representatives of O’Melveny, Debevoise and Paul Hastings LLP participated in in-person negotiations at Paul Hastings LLP’s office in Seoul, South Korea. The major unresolved issues that O’Melveny, Debevoise and Paul Hastings LLP discussed during the in-person negotiations included (i) the Majority of the Minority Approval Condition, (ii) the ability of our Board of Directors to change its recommendation with respect to the proposal under certain circumstances and the implications of such a change in recommendation, (iii) restrictions on Parent from selling Shares (including Shares represented by ADSs) beneficially owned by it post-closing, and (iv) the procedures for identifying replacement Independent Directors following the resignation, death, disability or removal of an Independent Director. In consultation with their respective clients, it was decided that (a) the Proposals, including the Transaction Proposal, would be subject to approval by a special resolution (being the affirmative vote of at least two-thirds of the Shares (including the Shares represented by ADSs) which are voted by shareholders present in person or represented by proxy and entitled to vote at the Extraordinary General Meeting and casting a vote for or against such matter, provided that a quorum is present), (b) our Board of Directors would be permitted to change its recommendation with respect to the Transaction under certain limited circumstances if it was determined that failure to change its recommendation would be inconsistent with its fiduciary duties (as further described under the heading “The Purchase Agreement—Recommendation of Our Board of Directors”), but that HSOL would not be able to terminate the Purchase Agreement and could not avoid convening the Extraordinary General Meeting as provided under the Purchase Agreement solely as a result of such a change in our Board of Directors’ recommendation, (c) HSH would be prohibited from transferring its Shares (including Shares represented by ADSs) to any third party if, after giving effect to such transfer, such third party (together with its affiliates) would beneficially own 30% or more of HSOL’s outstanding Shares unless (1) approved in advance by the Independent Directors, (2) after giving effect to such transfer, HSH together with its affiliates continues to control HSOL, or (3) such third party agrees in writing to be bound by the terms of the Shareholder Agreement, and (d) the appointment of nomination of any new Independent Director must be first considered at a meeting of our Board of Directors where reasonable advance notice is provided to all of the remaining Independent Directors as to the identity of such individual.

During the course of the in-person negotiations in Seoul, the Special Committee consulted telephonically with representatives of O’Melveny and Houlihan Lokey to discuss the status of discussions regarding the relative valuations of HSOL and Q CELLS and potential exchange ratios, as well as the status of the open legal issues. During these discussions, representatives of Houlihan Lokey informed the Special Committee that based on updated information regarding, among other things, HSOL’s and Q CELLS’ projected net debt as of December 31, 2014 provided by HSOL management and Q CELLS management, respectively, Houlihan Lokey had revised its preliminary financial analyses with respect to HSOL, Q CELLS and the Proposed Transaction. As a result of these discussions, the Special Committee determined that it would propose an exchange ratio of 7.3:1 (i.e., in consideration for all of the share capital of Q CELLS, HSOL would issue Parent new Shares representing approximately 88.0% of the outstanding Shares of HSOL on a pro forma basis after giving effect to the Proposed Transaction, and, as a result of such issuance, the number of Shares (including Shares represented by ADSs) currently outstanding (including Shares owned by Parent prior to the Proposed Transaction) would represent approximately 12.0% of the outstanding Shares (including Shares represented by ADSs) on a pro forma basis after giving effect to the Proposed Transaction). The Special Committee also determined that it could agree to waive the Majority of the Minority Condition provided that the Transaction Proposal would be subject to approval by a special resolution.

Over the course of December 3, 2014 and December 4, 2014, at the direction of the Special Committee, representatives of Houlihan Lokey exchanged proposals on behalf of the Special Committee with representatives of Citi on behalf of Q CELLS. On December 3, 2014, the Special Committee, through Houlihan Lokey, proposed an exchange ratio of 7.3:1. In response to the Special Committee’s proposal (as delivered through Houlihan Lokey), on December 4, 2014, Citi, on behalf of Q CELLS, counterproposed an exchange ratio of 8.52:1 (i.e., in consideration for all of the share capital of Q CELLS, HSOL would issue Parent new Shares representing approximately 89.5% of the outstanding Shares of HSOL on a pro forma basis after giving effect to the Proposed Transaction, and, as a result of such issuance, the number of Shares (including Shares represented by ADSs) currently outstanding (including Shares owned by Parent prior to the Proposed Transaction) would represent approximately 10.5% of the outstanding Shares (including Shares represented by ADSs) on a pro forma basis after giving effect to the Proposed Transaction. In making its counterproposal on behalf of Parent, Citi noted that the projected 2014 year-end net debt amounts of each of Q CELLS and HSOL projected a more substantial increase in HSOL’s net debt relative to that of Q CELLS compared to corresponding third quarter 2014 amounts. Later in the day on December 4, 2014, the Special Committee, through Houlihan Lokey, proposed an exchange ratio of 7.9:1 (i.e., in consideration for all of the share capital of Q CELLS, HSOL would issue Parent new Shares representing approximately 88.75% of the outstanding Shares of HSOL on a pro forma basis after giving effect to the Proposed Transaction, and, as a result of such issuance, the number of Shares (including Shares represented by ADSs) currently outstanding (including Shares owned by Parent prior to the Proposed Transaction) would represent approximately 11.25% of the outstanding Shares (including Shares represented by ADSs) on a pro forma basis after giving effect to the Proposed Transaction). In response to the Special Committee’s proposal, Citi communicated a counterproposal of an exchange ratio of 8.09:1 (i.e., in consideration for all of the share capital of Q CELLS, HSOL would issue Parent new Shares representing approximately 89.0% of the outstanding Shares of HSOL on a pro forma basis after giving effect to the Proposed Transaction, and, as a result of such issuance, the number of Shares (including Shares held by ADSs) currently outstanding (including Shares owned by Parent prior to the Proposed Transaction) would represent approximately 11.0% of the outstanding Shares (including Shares represented by ADSs) on a pro forma basis after giving effect to the Proposed Transaction). Citi characterized this counterproposal as Q CELLS’ and Parent’s best and final proposal.

On December 4, 2014, the Special Committee held a telephonic meeting with representatives of O’Melveny and Houlihan Lokey. At this meeting, representatives of O’Melveny relayed to the Special Committee that the parties had reached substantial resolution of all of the open legal issues. Representatives of Houlihan Lokey then summarized the negotiations on behalf of the Special Committee with Citi during the past day regarding the exchange ratio and the relative valuations of Q CELLS and HSOL, and Citi’s statement that an exchange ratio of 8.09:1 was Q CELLS’ and Parent’s best and final offer. The Special Committee, after consulting with O’Melveny and Houlihan Lokey and assessing the Proposed Transaction in its entirety, including the fact that the Special Committee believed that the Purchase Agreement reflected a package of reasonable compromise positions on each side that were reasonable in scope, and that the Special Committee had obtained a significantly better exchange ratio for HSOL and its Unaffiliated Holders than the exchange ratio that Q CELLS and Parent, through Citi, had initially proposed, the Special Committee resolved to hold a meeting on December 8, 2014 to consider the Proposed Transaction based on the revised drafts of the Transaction Agreements reflecting the points that had been resolved during the in-person meetings in Seoul and the exchange ratio of 8.09:1.

During the course of the negotiations of the transaction documents described above, Maples & Calder, Cayman counsel to HSOL, provided proposed revisions to the Memorandum and Articles of Association, incorporating changes required by the Shareholder Agreement, to create the New Articles.

On December 5, 2014, the Special Committee met telephonically with representatives of O’Melveny and Debevoise to discuss the result of their legal due diligence review of the Q CELLS Group.

On December 8, 2014, the Special Committee held a meeting to review and consider the Proposed Transaction. At the invitation of the Special Committee, representatives from Houlihan Lokey and O’Melveny were present via telephone. At this meeting, representatives of Houlihan Lokey reviewed and discussed their financial analyses with respect to HSOL, Q CELLS and the Proposed Transaction with the Special Committee and thereafter, at the request of the Special Committee rendered Houlihan Lokey’s oral opinion to the Special Committee (which was subsequently confirmed in writing by delivery of Houlihan Lokey’s written opinion dated December 8, 2014), to the effect that, as of December 8, 2014, and based upon and subject to the assumptions, qualifications and limitations and other matters considered in connection with the preparation of its opinion, the 3,701,145,330 Shares to be issued by HSOL to Parent in exchange for all of the issued and outstanding ordinary shares of Q CELLS pursuant to the Purchase Agreement was fair, from a financial point of view, to HSOL. Representatives of O’Melveny summarized for the Special Committee the key terms and final resolution of all previously unresolved items in the Transaction Agreements, substantially final drafts of which had been circulated to the Special Committee prior to the December 8, 2014 meeting. After considering the proposed terms of the Transaction Agreements and the New Articles and the factors more fully described below under the heading titled “—Reasons for the Merger and Recommendation of the Special Committee and our Board of Directors”, the Special Committee then unanimously (i) determined that the Transaction Agreements and the transactions contemplated thereby, including the Transaction, are advisable, fair to, and in the best interests of, HSOL, (ii) declared it advisable, fair to, and in the best interests of HSOL to enter into the Transaction Agreements and adopt the New Articles, (iii) recommended that our Board of Directors adopt resolutions approving and declaring the advisability of the Transaction Agreements and the transactions contemplated thereby, including the Transaction and the adoption of the New Articles and (iv) recommended that the shareholders of HSOL approve the Proposals.

On December 8, 2014, our full Board of Directors held a meeting with respect to the Transaction. At this meeting, the Special Committee reviewed and discussed with our Board of Directors its reasons for its recommendation to our Board of Directors, including various factors more fully described below under “The Transaction—Reasons for the Transaction and Recommendations of the Special Committee and our Board of Directors”. Thereafter, our Board of Directors also reviewed, with the legal advisors of HSOL and the Special Committee, the key terms of the Transaction Agreements as well as the New Articles (substantially final drafts of which had been circulated to our Board of Directors prior to the December 8, 2014 meeting). Maples and Calder also advised the members of the Board of Directors on the fiduciary duties of the directors owed to HSOL and the Cayman Islands legal principles applicable to the Board of Directors’ consideration of the Transaction. In light of the interests of such directors in respect of the matters considered at the meeting, directors Mr. Seong Woo Nam and Mr. Jung Pyo Seo then declared that they would abstain from voting and it was noted by the Board of Directors that for purposes of considering, voting on and adopting any resolutions with respect to the Transaction, such resolutions would be voted upon only by the three independent directors of our Board of Directors. Following such considerations, the Special Committee delivered its recommendations that the Board of Directors approve the execution, delivery and performance of the Transaction Agreements and the independent members of the Board of Directors unanimously adopted resolutions providing, among other things, that it was advisable and in the best interests of HSOL for HSOL to execute, deliver and otherwise become a party to the Transaction Agreements and to consummate the transactions contemplated thereby, including the Transaction.

Accordingly, on December 8, 2014, we executed the Purchase Agreement with Parent and Q CELLS, and the Shareholder Agreement with Parent.

Following the execution of the Transaction Agreements, we issued a press release announcing the Transaction and furnished to the SEC the press release and the Transaction Agreements as exhibits on Form 6-K.

Reasons for the Transaction and Recommendation of the Special Committee and our Board of Directors

Recommendation of the Special Committee and our Board of Directors

Our Board of Directors, after considering the recommendation of the Special Committee and the factors described below, has determined that the Purchase Agreement and the transactions contemplated thereby, including the Transaction, are advisable and fair to, and in the best interests of, HSOL, approved the execution of the Transaction Agreements and the adoption of the New Articles and recommends that HSOL shareholders vote “FOR” the Proposals. The Special Committee made its recommendation to our Board of Directors at a meeting held on December 8, 2014 after considering the factors described in this Shareholder Circular and consulting with its legal and financial advisors. Our Board of Directors consulted with its legal and financial advisors and the Special Committee in evaluating the Transaction. In addition, in the course of reaching their respective determinations, the Special Committee and our Board of Directors considered the following substantive factors and potential benefits of the Transaction, each of which the Special Committee and our Board of Directors believed supported their respective decisions, but which are not listed in any relative order of importance:

•	the consideration of HSOL’s near- and long-term performance on a stand-alone basis given the challenges in its business including increasing consolidation in its industry;

•	the belief, based on the Special Committee’s and our Board of Directors’ knowledge of HSOL’s and Q CELLS’ respective businesses, financial conditions, results of operations, prospects and competitive positions, that the combination of HSOL’s and Q CELLS’s businesses would create more value for HSOL shareholders in the long-term than HSOL could create as a stand-alone business;

•	the Special Committee’s and our Board of Directors’ belief that the Transaction is more favorable to HSOL shareholders than any other strategic alternative reasonably available to HSOL;

•	the fact that, following the consummation of the Transaction, the holders of Shares and ADSs, other than Parent and its Affiliates, will beneficially own approximately 6.0% of the outstanding Shares, which will provide such shareholders and ADS holders with the opportunity to participate in any future earnings or growth of the combined company and any future appreciation in the value of the Shares and ADSs following the Transaction;

•	the negotiations with respect to the exchange ratio and the Special Committee’s and our Board of Director’s determination that, following elaborate negotiations with Q CELLS and its representatives and advisors, an exchange ratio of 8.09:1 was the most favorable exchange ratio to HSOL that Q CELLS and Parent would agree to, with the Special Committee and our Board of Directors basing their respective beliefs on a number of factors, including the duration and tenor of negotiations and the experience of the Special Committee and our Board of Directors and their respective advisors;

•	the terms and conditions of the Purchase Agreement, including the following related factors:

•	the determination that the relative percentage of ownership of the combined company by HSOL shareholders and Parent, in its capacity as Q CELLS’ sole shareholder, is consistent with the Special Committee’s and our Board of Directors’ perceived valuations of each company at the time we entered into the Purchase Agreement;

•	the limited number and nature of the conditions to Q CELLS’ obligation to complete the Transaction and the limited risk of non-satisfaction of such conditions;

•	the belief that the terms of the Purchase Agreement, including the parties’ representations, warranties, and covenants, and the conditions to their respective obligations, are reasonable under the circumstances;

•	the undertaking by Parent to vote all of the Shares it beneficially owns (including Shares represented by ADSs) representing approximately 45.7% of the outstanding voting power of HSOL, in favor of the Proposals at the Extraordinary General Meeting, increasing the likelihood that the requisite approval of our shareholders for the Proposals will be obtained; and

•	HSOL’s ability to seek specific performance to prevent breaches of the Purchase Agreement and to enforce specifically the terms of the Purchase Agreement;

•	the terms and conditions of the Shareholder Agreement (discussed further in “—Shareholder Agreement”), which imposes certain corporate governance requirements on HSOL and important limitations on the ability of Parent to unilaterally take various actions which our Special Committee and our Board of Directors has determined are favorable and in the best interest of HSOL, including the following related factors:

•	following the consummation of the Transaction, our Board of Directors will at all times include at least three Independent Directors and HSOL will be required to establish and maintain an Audit Committee comprised of three members, each of whom must be an Independent Director;

•	the prior approval of a majority of the Independent Directors will be required to (i) delist the ADSs from the Nasdaq; (ii) deregister the Shares and/or the ADSs under the Exchange Act, or (iii) amend any provision of HSOL’s organizational documents to the extent that such amendment would be inconsistent with or conflict with the provisions of the Shareholder Agreement;

•	any “related party transaction,” as defined in Nasdaq Marketplace Rule 5630, or transactions or matters involving a “related person” as defined under Item 404 of Regulation S-K promulgated under the Exchange Act, will require the prior approval of the Audit Committee;

•	the prohibition on Parent’s ability to acquire, directly or indirectly, by purchase, squeeze-out, merger, consolidation, compulsory acquisition, scheme of arrangement, recapitalization, negotiated transaction or otherwise, that number of securities of HSOL that would result in Parent’s beneficial ownership of Shares meeting or exceeding 95.03% of the total outstanding Shares unless such acquisition, however structured, is approved in advance by a majority of the Independent Directors;

•	the restrictions on Parent’s ability to sell its Shares (including Shares represented by ADSs) or share equivalents, including by means of a direct sale or a merger, consolidation, scheme of arrangement, recapitalization, negotiated transaction or other similar transaction involving HSOL, to any non-affiliated third party if, after giving effect to such sale, such third party (individually or together with its affiliates or other persons which would constitute a “group” (as defined under Section 13(d) of the Exchange Act) with such third party or its affiliates) would beneficially own 30% or more of the total number of issued and outstanding Shares (including Shares represented by ADSs) unless (i) approved in advance by a majority of the Independent Directors, (ii) after giving effect to such sale(s), Parent together with its affiliates continues to control HSOL, or (iii) such third party, its affiliates and/or persons which constitute a “group” with such third party, as the case may be, agree in writing to be bound by the terms of the Shareholder Agreement to the same extent as Parent;

•	the likelihood of retaining key Q CELLS employees to manage the combined company;

•	the likelihood that the Transaction will be completed on a timely basis in light of the scope of the conditions to closing, including the absence of significant required regulatory approvals;

•	the fact that the number of Shares to be issued to Parent in the Transaction will not fluctuate based upon changes in the price of the ADSs or the value of Q CELLS share capital prior to the completion of the Transaction, which protects the HSOL shareholders from any materially negative trends in the price of ADSs and any materially positive trends in the value of Q CELLS share capital; and

•	the financial analyses reviewed and discussed with the Special Committee by representatives of Houlihan Lokey, as well as Houlihan Lokey’s oral opinion to the Special Committee (which was subsequently confirmed in writing by delivery of Houlihan Lokey’s written opinion addressed to the Special Committee dated December 8, 2014) as to, as of December 8, 2014, the fairness, from a financial point of view to HSOL, of the 3,701,145,330 Shares to be issued by HSOL to Parent in exchange for all of the issued and outstanding ordinary shares of Q CELLS in the Transaction pursuant to the Purchase Agreement, which is described in greater detail in the section entitled “The Transaction—Opinion of the Financial Advisor to the Special Committee”;

•	The Special Committee and our Board of Directors’ belief that sufficient procedural safeguards were and are present to ensure that the negotiations relating to the Transaction are procedurally fair, which procedural safeguards, which are not listed in any relative order of importance, include:

•	the consideration and negotiation of the Transaction Agreements were conducted under the control and supervision of the Special Committee, which, as described in the “Notice of Extraordinary General Meeting of Shareholders”, consists of two independent directors, each of whom is an outside, non-employee director;

•	in considering the Transaction, the Special Committee acted to represent the interests of the holders of Shares and ADSs other than Parent and its Affiliates, and the Special Committee had independent control of the extensive negotiations with Parent and Q CELLS and their respective legal and financial advisors on behalf of such holders;

•	all of the members of Special Committee during the entire process were and are independent directors and free from any affiliation with Parent or Q CELLS;

•	the Special Committee was assisted in negotiations with Parent and Q CELLS and in its evaluation of the Transaction by Houlihan Lokey as its financial advisor and O’Melveny as its legal advisor;

•	the Special Committee was empowered to consider, attend to and take any and all actions in connection with the Proposed Transaction from the date the Special Committee was established, and no evaluation, negotiation or response regarding the Proposed Transaction in connection therewith from that date forward was considered by our Board of Directors for approval until the Special Committee had recommended such action to our Board of Directors;

•	the terms and conditions of the Transaction Agreements were the product of extensive negotiations between the Special Committee and its advisors, on the one hand, and Parent and Q CELLS and their advisors, on the other hand;

•	the Special Committee met on multiple occasions to consider and review the terms of the Transaction Agreements and the Proposed Transaction;

•	the recognition by the Special Committee and our Board of Directors that the Special Committee had no obligation to recommend the Transaction or any other transaction; and

•	our Board of Directors and the Special Committee’s ability, under certain circumstances, to change, withhold, withdraw, qualify or modify the Board Recommendation (as defined below in “The Purchase Agreement—Recommendation of Our Board of Directors”) that HSOL’s shareholders vote to approve the Proposals.

The Special Committee and our Board of Directors also considered a number of potentially negative factors in its deliberations concerning the Transaction, including:

•	the Special Committee’s and our Board of Director’s belief that Parent, due to its status as a significant shareholder of HSOL (as a beneficial owner of approximately 45.7% of HSOL’s outstanding Shares and ADSs) and its representation on our Board of Directors, may be able to exert influence over the consideration and negotiation of the Proposed Transaction, which led to the imposition of a number of procedural safeguards further described in this Shareholder Circular, including the creation of the Special Committee (which procedural safeguard the Special Committee and our Board of Directors deemed to have been and are sufficient to ensure that the negotiations relating to the Transaction are procedurally fair and abrogate any concern over Parent’s influence in the consideration and negotiation of the Transaction);

•	the fact that, subject to the restriction in the Shareholder Agreement, Parent could sell some or all of its Shares and/or ADSs following the Transaction to one or more purchasers at a valuation higher than the implied value per Share and ADS represented in the Transaction;

•	the risk that Q CELLS’ revenue forecasts are not attained at the level or within the timeframe expected;

•	the general challenges associated with successfully integrating two companies;

•	the potential loss of key Q CELLS employees critical to the ongoing success of the combined company’s business;

•	the requirement under the Purchase Agreement that HSOL call and hold a vote of its shareholders to approve the Proposals, even in circumstances where our Board of Directors has withdrawn or adversely changed its recommendation to HSOL shareholders with respect to such Proposals in response to a material intervening event or development, and HSOL’s inability to terminate the Purchase Agreement as a result of such a change in our Board of Directors’ recommendation;

•	the risk of shareholder lawsuits that may be filed against HSOL and/or our Board of Directors in connection with the Transaction;

•	the substantial transaction costs to be incurred by HSOL in connection with the Transaction, even if the Transaction is not completed in a timely manner or at all;

•	the interests of HSOL directors and executive officers in the Transaction, including the matters described under the section entitled “The Transaction—Interests of HSOL Directors and Executive Officers in the Transaction”;

•	the risk that conditions to the completion of the Transaction will not be satisfied and that the Transaction may not be completed in a timely manner or at all;

•	if the Transaction is not completed, the potential adverse effect of the public announcement of the Transaction on HSOL’s business;

•	the immediate and substantial dilution of the equity interests and voting power of HSOL’s current shareholders and ADS holders (other than Patent and its Affiliates) upon completion of the Transaction;

•	the ability of Parent to significantly influence the combined company’s business following the completion of the Transaction;

•	the possible volatility, at least in the short term, of the trading price of the ADSs resulting from the public announcement of the Transaction;

•	the restrictions on the conduct of HSOL’s business prior to the completion of the Transaction, which require HSOL to carry on its business in the ordinary course and consistent with past practice, subject to specific additional restrictions, which may delay or prevent HSOL from pursuing business opportunities that would otherwise be in its best interests as a stand-alone company; and

•	the other risks described above under the section entitled “Risk Factors”.

This list of the information and factors considered by the Special Committee and our Board of Directors is not intended to be exhaustive, but is intended to summarize all material factors considered by the Special Committee and our Board of Directors in connection with their respective approval and recommendation of the Transaction and the other related transactions described in this Shareholders Circular. In view of the wide variety of factors considered, neither the Special Committee nor our Board of Directors found it practicable to quantify or otherwise assign relative weights to the specific factors considered. However, the Special Committee and our Board of Directors each concluded that the potential benefits of the Transaction outweighed the potential negative factors and that, overall, the Transaction had greater potential benefits for HSOL than other strategic alternatives, including continuing to operate HSOL as a stand-alone company. Therefore, after taking into account all of the factors set forth above, our Board of Directors determined that the Transaction Agreements and the transactions contemplated thereby, including the Transaction, are advisable and fair to, and in the best interests of, HSOL and that HSOL should enter into the Transaction Agreements and take all actions necessary to complete the transactions contemplated thereby, including the Transaction.

In light of the foregoing, our Board of Directors recommends that you vote (i) “FOR” the Transaction Proposal, (ii) “FOR” the New Articles Proposal, (iii) “FOR” the Increase of Capital Proposal and (iv) “FOR” the Change of Name Proposal.

Strategic Benefits of Transaction

HSOL believes that the combination of HSOL and Q CELLS creates a formidable global leader that is well positioned for long-term growth. Q CELLS brings industry-leading technology and R&D that can be leveraged across the combined product portfolio, and downstream expertise in development, engineering, procurement and construction (“EPC”) and project financing. At the same time, the combined company plans to leverage HSOL’s cost-efficient module manufacturing base together with Q CELLS’ industry-leading, highly efficient and fully automated cell manufacturing capabilities to further improve the combined company’s cost competitiveness. HSOL believes that the combined scale and optimized global footprint will strengthen HSOL’s strategic and financial position and should enable HSOL to accelerate growth in the most important solar markets and increase shareholder value.

•	Optimized Global Manufacturing Footprint: The combined company will have a strategically diversified manufacturing footprint that HSOL believes provides significant competitive advantage. Q CELLS brings award-winning technology and manufacturing from Germany with a highly efficient and fully automated manufacturing base in Malaysia that is not subject to United States and EU anti-dumping policies. HSOL brings a substantial manufacturing platform in China, with development of a new facility in Korea planned for 2015. This broad manufacturing presence is expected to provide greater supply chain flexibility and resilience, which, HSOL believes, will allow the combined company to reduce production costs, improve supply chain efficiency and put it in a position to navigate trade barriers.

•	Complementary Market Positioning: The combined company will have stronger market positions in the key solar markets of the United States, China, Japan and Europe, which, HSOL believes, will provide it with the opportunity to further solidify market share and enter new markets through an integrated sales and marketing platform.

•	Expansion into Downstream: The combined company intends to expand into downstream, initially leveraging 2.17 gigawatt global downstream pipeline (including 1.12 gigawatt pipeline under partnership with Hanwha-affiliated companies), of which 30% is in late stage and Q CELLS’ more than 700 megawatt of project installation expertise since 2007.

•	Premium Technology and R&D: The combined company plans to leverage Q CELLS premium technology and R&D processes to improve product performance and reliability, reduce system costs and drive increased overall return on investment for customers.

•	Revenue, CAPEX / Financing and Cost Synergy Potential: The combination is expected to create significant cost synergies in supply chain and corporate operations, as well as efficiencies in capital expenditure spending and improved access to global capital markets with improved capital structure. Expansion of the downstream business and complementary market positions are expected to drive significant revenue synergies over time.

The ability to realize these anticipated benefits will depend, to a large extent, on the ability to integrate the HSOL and Q CELLS businesses, which is subject to various risks. See “Risk Factors—Risks Relating to HSOL after the Consummation of the Transaction—We may not realize all of the anticipated benefits of the Transaction or those benefits may take longer to realize than expected. We may also encounter significant unexpected difficulties in integrating HSOL’s and Q CELLS’ businesses”.

Opinion of the Special Committee’s Financial Advisor

On December 8, 2014, Houlihan Lokey rendered its oral opinion to the Special Committee (which was subsequently confirmed in writing by delivery of Houlihan Lokey’s written opinion addressed to the Special Committee dated December 8, 2014), as to whether as of such date the 3,701,145,330 Shares to be issued by HSOL to Parent in exchange for all of the issued and outstanding ordinary shares of Q CELLS in the Transaction is fair to HSOL from a financial point of view.

The Houlihan Opinion was furnished solely for the use of the Special Committee (solely in its capacity as such) in connection with its evaluation of the Transaction and may not be relied upon by any other person or entity (including, without limitation, security holders, creditors or other constituencies of HSOL) or used for any other purpose without Houlihan Lokey’s prior written consent. The Houlihan Opinion only addressed whether the 3,701,145,330 Shares to be issued by HSOL to Parent in exchange for all of the issued and outstanding ordinary shares of Q CELLS in the Transaction is fair to HSOL from a financial point of view and did not address any other aspect or implication of the Transaction. The summary of the Houlihan Opinion in this Shareholder Circular is qualified in its entirety by reference to the full text of its written opinion, which is included as the Annex to this Shareholder Circular and sets forth the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Houlihan Lokey in preparing its opinion. However, the Houlihan Opinion is not intended to be, and does not constitute advice or a recommendation to the Special Committee, any security holder of HSOL or any other person as to how to act or vote with respect to any matter relating to the Transaction.

Interests of HSOL’s Directors and Officers in the Transaction

In considering the recommendation of the Board of Directors with respect to the Transaction, you should be aware that members of our Board of Directors and our executive officers have interests in the Transaction that are different from, and/or in addition to, the interests of our shareholders generally. Our Board of Directors and the Special Committee were aware of such interests and considered them, among other matters, in reaching their decisions to approve the Transaction and recommend that our shareholders vote in favor of the Transaction Proposal.

These directors and executive officers may have interests in the Transaction that are different from or in conflict with yours. The interests of HSOL directors and officers include the following:

•	HSOL’s directors will serve as directors of HSOL following consummation of the Transaction;

•	HSOL’s executive officers will be the executive officers of HSOL following consummation of the Transaction;

•	HSOL’s directors and executive officers will be provided continued indemnification and insurance coverage; and

•	HSOL directors have been granted options and restricted stock units under HSOL’s equity incentive plans.

Regulatory Approvals

Other than clearance by the Japan Fair Trade Commission of the Transaction or the expiration of the applicable waiting period under the Anti-Monopoly Law of Japan in relation thereto, consummation of the Transaction pursuant to the Purchase Agreement is not subject to the approval or consent of any regulator. For a discussion of the risks to obtaining regulatory approvals, see “Risk Factors—Risks Relating to the Transaction—HSOL and Q CELLS must obtain approvals and governmental and regulatory consents to consummate the Transaction, which, if delayed, not granted or granted with unacceptable conditions, may jeopardize or delay the consummation of the Transaction and/or reduce the anticipated benefits of the Transaction”.

Appraisal Rights

There are no appraisal rights available to our shareholders in connection with the Transaction.

Board of Directors

After the closing of the Transaction, the Board of Directors will appoint two additional directors of HSOL as designated by Parent, in addition to the current five directors of HSOL in office, to hold office from their appointment until the next annual general meeting of shareholders of HSOL. For a more detailed discussion, see “The Transaction—Shareholder Agreement—Board of Directors”. See also “Risk Factors—Risks Relating to HSOL after Consummation of the Transaction—The Transaction, if consummated, would increase the percentage of ownership of Shares by Parent and reduce the percentage of ownership of Shares of all other shareholders and Parent may have significant voting influence over matters requiring shareholder approval”.

Shareholder Agreement

In connection with the Transaction, HSOL and Parent entered into the Shareholder Agreement, dated as of December 8, 2014, which we furnished to the SEC on Form 6-K on December 8, 2014. Certain provisions of the Shareholder Agreement will only become effective upon the closing of the Transaction, when the Shareholder Agreement, dated as of September 16, 2010, between HSOL and Parent, as amended by Amendment No. 1 to the Shareholder Agreement, dated as of November 12, 2013, will terminate.

Below is a summary of the key provisions of the Shareholder Agreement. HSOL shareholders should review carefully the Shareholder Agreement, which is incorporated by reference into this Shareholder Circular. See “Where You Can Find More Information”.

Registration Rights

Under the Shareholder Agreement, Parent will be entitled to specified registration rights with respect to any potential public offering of Shares or ADSs in the United States, and will be entitled to any analogous or equivalent rights with respect to any other offering of shares in any other jurisdiction pursuant to which HSOL undertakes to publicly offer or list such securities for trading on a recognized securities exchanges subject to applicable law.

Board of Directors

Three members of the Board of Directors will be Independent Directors, each of the three meeting the definition of “independent director” as defined under Nasdaq Marketplace Rule 5605(a)(2) and otherwise satisfying the independence requirements imposed by Rule 10A-3 of the Exchange Act. Each Independent Director will be appointed for a two year term (or such other period of time as is generally applicable to other members of the Board of Directors).

The Shareholder Agreement does not specify the number of directors of our Board of Directors, while the New Articles provide that our Board of Directors will consist of not less than five and not more than ten directors. Upon the closing of the Transaction, we expect there to be seven directors on our Board of Directors, three of whom will be Independent Directors. Nasdaq Marketplace Rule 5605(b)(1) requires that a majority of the board of directors must be comprised of Independent Directors. However, Nasdaq Marketplace Rule 5615(a)(3) allows a foreign private issuer, such as HSOL, to follow its home country practice in lieu of the requirement under Nasdaq Marketplace Rule 5605(b)(1). Our home country practice does not impose similar requirements to Nasdaq Marketplace Rules 5605(b)(1).

Audit Committee

HSOL will establish and maintain an audit committee, comprised of three members (the “Audit Committee”). Each member of the Audit Committee will be (i) a member of the Board of Directors and (ii) an Independent Director. So long as HSOL qualifies as a “foreign private issuer” (as defined in Rule 3b-4(c) under the Exchange Act), Parent will be entitled (but not required) to appoint one individual to serve as an observer to the Audit Committee so long as such individual (i) satisfies the “no compensation” prong of the independence requirements under Rule 10A-3 of the Exchange Act, (ii) is not a voting member or the chair of, the Audit Committee and (iii) is not an executive officer of Parent or HSOL.

The Shareholder Agreement does not require that we maintain a nomination committee or a compensation committee. After the closing of the Transaction, we expect that we will not maintain the Corporate Governance and Nominations Committee or Compensation Committee that is currently in place. As disclosed in HSOL’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013, we have elected, in reliance upon Nasdaq Marketplace Rule 5615(a)(3), to follow our home country practice in lieu of the requirement under Nasdaq Marketplace Rule 5605(e)(1)(B) relating to nomination of directors by a nomination committee comprising solely of Independent Directors. After the closing of the Transaction, we expect that we will further rely on Nasdaq Marketplace Rule 5615(a)(3) to follow our home country practice in lieu of the other requirements under Nasdaq Marketplace Rule 5605(e) relating to Independent Directors’ oversight on director nominations and the requirements under Nasdaq Marketplace Rule 5605(d) relating to compensation committee requirements.

Specific Approvals

The prior approval of a majority of the Independent Directors will be required to:

(i) delist the ADSs from the Nasdaq Stock Market, LLC (“Nasdaq”);

(ii) deregister the Shares and/or the ADSs under the Exchange Act; or

(iii) amend any provision of HSOL’s organizational documents to the extent that such amendment would be inconsistent with or conflict with the provisions of the Shareholder Agreement.

Any “related party transaction,” as defined in Nasdaq Marketplace Rule 5630, or transactions or matters involving a “related person” as defined under Item 404 of Regulation S-K promulgated under the Exchange Act, will require the prior approval of the Audit Committee.

In the event any matter is presented to the Board of Directors for prior approval or determination and any director who has been nominated by Parent to serve on the Board of Directors (each, a “Parent Director”) has an actual or potential conflict of interest with respect to such matter, as determined in good faith by a majority of the Independent Directors, then the approval or determination with respect to such matter will be made by a majority of the members of the Board of Directors without such conflict or interest. In the event any such matter is being presented to the Board of Directors by Parent or the Parent Directors, Parent or the Parent Directors will provide reasonable advance notice to the Board of Directors regarding any such matter and will not consult with management of HSOL regarding such matter prior to the giving of such advance notice to the Board of Directors.

Agreement to Vote by Parent

At every meeting (or action by written consent, if applicable) of the shareholders of HSOL called, and at every postponement or adjournment thereof, Parent agrees (i) to, and to cause each of its affiliates to, vote any and all Shares (including Shares represented by ADSs) beneficially owned by it or them and, if and as necessary, call a meeting of the shareholders of HSOL, in order to ensure and carry out the agreements set forth in ARTICLE III (Corporate Governance Matters) of the Shareholder Agreement, and, to the extent practical, to prevent any action that is inconsistent with such agreements and (ii) that it will not formally propose alternative candidates for the seats held or to be held by the Independent Directors through the “proxy” process or initiate any “proxy” contests (as such term is used in the rules of the SEC) to remove such Independent Directors during his/her term of office or take a similar action during his/her term of office.

Restrictions on Further Purchases by Parent

Parent will not acquire, directly or indirectly, by purchase, squeeze-out, merger, consolidation, compulsory acquisition, scheme of arrangement, recapitalization, negotiated transaction or otherwise, that number of securities of HSOL that would result in a Beneficial Ownership Percentage (as defined in the Shareholder Agreement) of 95.03% or greater unless such acquisition, however structured, shall have been approved in advance by a majority of the Independent Directors.

Restrictions on Transfer by Parent

Parent will not effect any transaction or series of related transactions involving a sale(s) of any Shares (including Shares represented by ADSs) or share equivalents, including by means of a direct sale or a merger, consolidation, scheme of arrangement, recapitalization, negotiated transaction or other similar transaction involving HSOL, to any non-affiliated third party if, after giving effect to such sale, such third party (individually or together with its affiliates or other persons which would constitute a “group” (as defined under Section 13(d) of the Exchange Act) with such third party or its affiliates) would beneficially own 30% or more of the total number of issued and outstanding Shares (including Shares represented by ADSs) unless (i) approved in advance by a majority of the Independent Directors, (ii) after giving effect to such sale(s), Parent together with its affiliates continues to control HSOL or (iii) such third party, its affiliates and/or persons which constitute a “group” with such third party, as the case may be, agree in writing to be bound by the terms of the Shareholder Agreement to the same extent as Parent.

Parent and HSOL have agreed under the Shareholder Agreement that the sale restrictions in the Shareholder Agreement may not be avoided by the holding of Shares (including Shares represented by ADSs) or share equivalents directly or indirectly through a person that can itself be sold in order to dispose of an interest in such Shares (including Shares represented by ADSs) or share equivalents free of such restrictions. Any attempt not in compliance with the Shareholder Agreement to make any sale of any Shares or share equivalents will be null and void and of no force and effect, the purported transferee will have no rights or privileges in or with respect to HSOL, and HSOL will not give any effect in HSOL’s register of shareholders to such attempted sale.

New Articles

In addition to the increase in authorized share capital and the name change described in this Shareholder Circular, the New Articles reflect certain changes in our corporate governance. HSOL shareholders should review carefully the New Articles, which are incorporated by reference into this Shareholder Circular. See “Where You Can Find More Information”. The changes to our corporate governance reflected in the New Articles include:

•	the definition of an “Independent Director” for purposes of the New Articles reflects the independence standard for Independent Directors described above under “—Shareholder Agreement—Board of Directors”;

•	the definition of a “Related Party Transaction” for purposes of the New Articles reflects the description of “related party transaction” described under “—Shareholder Agreement—Specific Approvals”;

•	Article 87 provides that our Board of Directors will consist of not less than five and not more than ten directors (exclusive of alternative directors);

•	Article 108(e) with respect to the Audit Committee provides that for so long as the ADSs of HSOL are listed or quoted on Nasdaq, it will establish and maintain an Audit Committee as a committee of the Board of Directors satisfying the following criteria:

(i) The Audit Committee will be comprised three members, each of whom shall be (a) a member of the Board of Directors and (b) an Independent Director;

(ii) The authority and duties of the Audit Committee will be in accordance with (a) SEC rules, (b) the Nasdaq Rules (without regards to any “home country” exception under Nasdaq Rule 5615(a)(3)) and (c) the Audit Committee’s charter and adopting resolutions in effect from time to time.

•	Article 112A provides that, similar to the requirement described above under “—Shareholder Agreement—Specific Approvals” and notwithstanding any other provision in the New Articles, in the event any matter is presented to the Board of Directors for prior approval or determination and any Parent Director has an actual or potential conflict of interest with respect to such matter, as determined in good faith by a majority of the Independent Directors, the approval or determination with respect to such matter will be made by a majority of the members of the Board of Directors without such conflict or interest. In the event any such matter is being presented to the Board of Directors by Parent or the Parent Directors, Parent or the Parent Directors will provide reasonable advance notice to the Board of Directors regarding any such matter and will not consult with management of HSOL regarding such matter prior to the giving of such advance notice to the Board of Directors.

•	Article 120A provides that, similar to the requirement described above under “—Shareholder Agreement—Specific Approvals”, in addition to any other approvals or authorizations required under the New Articles, HSOL shall not take any of the following actions without prior approval of either (i) the Audit Committee or (ii) a majority of the Independent Directors:

(i) delist the ADSs from Nasdaq;

(ii) deregister the Shares and/or the ADSs under the Exchange Act; or

(iii) enter into, or any of its subsidiaries enter into, any “related party transaction,” as defined in Nasdaq Marketplace Rule 5630, or transactions or matters involving a “related person” as defined under Item 404 of Regulation S-K promulgated under the Exchange Act.

3.5% Convertible Senior Notes due 2018

On December 9, 2014, HSOL notified holders of its 3.5% Convertible Senior Notes due 2018 (the “Notes”) that the Noteholders have the right, pursuant to the terms of the indenture governing the Notes, to require HSOL to repurchase all or a portion of their Notes (the “Put Right”). HSOL will repurchase any Notes for which holders properly exercise their Put Right for cash. The Put Right Purchase Price (set out in the notification to the Noteholders) will be paid in cash on January 15, 2015 with respect to any and all Notes validly surrendered for purchase and not withdrawn prior to 5:00 p.m., New York City time, on January 14, 2015. The Put Right expires at 5:00 p.m., New York City time, on Thursday, January 8, 2015.

The Put Right entitles each Noteholder of the Notes to require HSOL to repurchase all or a part of such Noteholder’s Notes in principal amounts equal to US$1,000 or integral multiples of US$1,000. The purchase price for such Notes will be US$1,017.50 per US$1,000 outstanding of notes, equal to 100% of the aggregate principal amount of the Notes, plus any accrued and unpaid interest up to, but excluding, January 15, 2015, upon the terms and subject to the conditions set forth in the Notes and the indenture governing the Notes.

As of December 9, 2014, there was US$86,075,000 in aggregate principal amount of the Notes outstanding. If all outstanding Notes are surrendered for repurchase pursuant to the Put Option, the aggregate cash purchase price will be US$87,581,312.5. HSOL intends to use available cash to fund the purchase of any Notes with respect to which a Noteholder has validly exercised the Put Right.

HSOL’s proposed acquisition of Q CELLS, if consummated, will constitute a Fundamental Change (as defined in the indenture governing the Notes) and Noteholders will have an option to require HSOL to purchase all or any portion of their Notes in accordance with the terms set forth in the indenture governing the Notes.

THE PURCHASE AGREEMENT

This section of this Shareholder Circular describes the material provisions of the Purchase Agreement, but does not describe all of the terms of the Purchase Agreement and may not contain all of the information about the Purchase Agreement that is important to you. The following summary is qualified by reference to the complete text of the Purchase Agreement, which is incorporated by reference herein. You are urged to read the full text of the Purchase Agreement because it is the legal document that governs the matters summarized below.

The representations, warranties and covenants contained in the Purchase Agreement were made by the parties thereto only for purposes of the Purchase Agreement and as of specific dates, were made solely for the benefit of the parties to the Purchase Agreement, may have been made for the purposes of allocating contractual risk between the parties to the Purchase Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Additionally, the representations, warranties, covenants, conditions and other terms of the Purchase Agreement may be subject to subsequent waiver or modification. For the foregoing reasons, you should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of HSOL, Parent or Q CELLS, or any of our or their respective subsidiaries or affiliates, which are disclosed in the other information provided elsewhere in this Shareholder Circular or incorporated by reference herein.

The Transaction

On December 8, 2014, Parent, Q CELLS and HSOL entered into the Purchase Agreement, which provides that, subject to the terms and conditions of the Purchase Agreement, we will issue 3,701,145,330 Shares (which represents the equivalent of 740,229,066 ADSs) to Parent in exchange for the transfer of 100% of the outstanding share capital of Q CELLS by Parent to HSOL and Q CELLS will become a wholly-owned subsidiary of HSOL. The new Shares to be issued by HSOL to Parent in the Transaction represent approximately 8.09 newly issued Shares for each of HSOL’s currently outstanding Shares on a fully diluted basis. If consummated, the Transaction would result in Parent increasing its ownership of Shares from approximately 45.7% to approximately 94.0%. As a result, following the Transaction, Parent will have the ability to control the outcome of matters submitted to shareholders. See “Risk Factors—Risks Relating to HSOL after Consummation of the Transaction—The Transaction, if consummated, would increase the percentage of ownership of Shares by Parent and reduce the percentage of ownership of Shares of all other shareholders and Parent may have significant voting influence over matters requiring shareholder approval”.

Timing of the Transaction

We expect the Transaction to be consummated in the first quarter of 2015, after all conditions to the Purchase Agreement have been satisfied or waived. For a discussion of the conditions to the Purchase Agreement, see “—Conditions to Consummation of the Transaction”. We cannot specify when, or assure you that, all conditions to the Purchase Agreement will be satisfied or waived; however, we intend to consummate the Transaction as promptly as practicable. See “Risk Factors—Risks Relating to the Transaction—Failure to consummate the Transaction could negatively affect the ADS price, future business and results of operations of HSOL”.

Conditions to Consummation of the Transaction

The obligations of Parent, Q CELLS and HSOL to consummate the transactions contemplated by the Purchase Agreement are subject to the fulfillment at or prior to the closing of the following conditions:

•	approval of certain of the Proposals at the Extraordinary General Meeting;

•	the waiting period, if any, applicable to the consummation of the transactions contemplated by the Transaction Agreements under the competition laws of Japan shall have expired or been terminated and any consent required under such competition laws shall have been obtained; and

•	consummation of the transactions contemplated by the Transaction Agreements shall not have been restrained, enjoined or otherwise prohibited or made illegal by any applicable law and no government proceeding shall have been filed and be pending challenging or seeking to restrain or prohibit the consummation of the transactions contemplated by the Transaction Agreements.

Our obligation to consummate the Transaction is subject to the satisfaction or waiver of the following additional conditions:

•	accuracy of the representations and warranties of Parent and/or Q CELLS contained in the Transaction Agreements and in any certificate or other writing delivered pursuant to the Purchase Agreement, subject to certain exceptions and materiality qualifiers;

•	due performance by Parent and Q CELLS, in all material respects, of their obligations under the Purchase Agreement;

•	receipt of a certificate executed by a director of Parent, and receipt of a certificate executed by a director of Q CELLS, in each case as to the satisfaction of the conditions described in the preceding two bullets;

•	receipt of certain closing deliverables required to be delivered by Parent and/or Q CELLS under the Purchase Agreement; and

•	absence of a material adverse effect with respect to Q CELLS since the date of the Purchase Agreement.

The obligations of Parent and Q CELLS to consummate the Transaction are subject to the satisfaction or waiver of the following additional conditions:

•	accuracy of our representations and warranties contained in the Transaction Agreements and in any certificate or other writing delivered pursuant to the Purchase Agreement, subject to certain exceptions and materiality qualifiers;

•	due performance, in all material respects, of our obligations under the Purchase Agreement;

•	receipt of a certificate executed by our chief executive officer as to the satisfaction of the conditions described in the preceding two bullets;

•	receipt of certain closing deliverables we are required to deliver under the Purchase Agreement; and

•	absence of a material adverse effect with respect to us since the date of the Purchase Agreement.

Termination of the Purchase Agreement

The Purchase Agreement may be terminated at any time prior to the closing as specified below:

•	by written agreement of Parent, Q CELLS and us;

•	by notice to Parent and Q CELLS from us or by notice from Parent to us, if:

•	the closing has not occurred on or before July 31, 2015;

•	any law makes consummation of the Transaction illegal or otherwise prohibited, or any judgment, injunction, order or decree of any government authority having competent jurisdiction enjoining Parent, Q CELLS or us from consummating the Transaction is entered and such judgment, injunction, order or decree will have become final and nonappealable; or

•	if our shareholders do not approve certain of the Proposals at the Extraordinary General Meeting duly convened at which the required quorum was present and a vote was actually conducted;

•	by notice to Parent and Q CELLS from us if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Parent or Q CELLS in the Purchase Agreement will have occurred that would cause certain of the conditions not to be satisfied, and such breach is incapable of being cured by July 31, 2015, provided, however, that we will not have the right to terminate the Purchase Agreement if we are then in material breach or violation of our representations, warranties or covenants contained in the Purchase Agreement; or

•	by Parent by notice to us, if a breach of any representation or warranty or failure to perform any covenant or agreement on the part of us in the Purchase Agreement will have occurred that would cause certain conditions not to be satisfied, and such breach is incapable of being cured by July 31, 2015, provided, however, that Parent will not have the right to terminate the Purchase Agreement if Parent or Q CELLS is then in material breach or violation of its representations, warranties or covenants contained in the Purchase Agreement.

We will not have any right to terminate the Purchase Agreement under the third primary bullet above to the extent we or any of our subsidiaries had actual knowledge of such breach or inaccuracy in such representation or warranty as of the date of the Purchase Agreement. Additionally, neither Parent nor Q CELLS will have any right to terminate the Purchase Agreement under the fourth primary bullet above to the extent Parent or any of its affiliates (other than us and our subsidiaries) had actual knowledge of such breach or inaccuracy in such representation or warranty as of the date of the Purchase Agreement.

Effect of Termination of the Purchase Agreement

If the Purchase Agreement is terminated, the Purchase Agreement will become void and of no effect without liability of any party to the other party, except that (i) certain specified provisions of the Purchase Agreement will survive termination and remain in full force and effect and (ii) no party is relieved of liability or damages arising out of any willful or intentional breach of any of its representations, warranties, covenants or agreements set forth in the Purchase Agreement prior to such termination.

There are no termination fees associated with the termination of the Purchase Agreement by any party and all costs and expenses incurred in connection with the Transaction Agreements and the transactions contemplated thereunder are required to be paid by the party incurring such cost or expense.

Efforts to Consummate the Transaction

Each of Parent, Q CELLS and HSOL are required under the terms of the Purchase Agreement to use their respective reasonable best efforts to take or cause to be taken all actions, and to do or cause to be done all other things, that are necessary, proper or advisable in order for each such party to fulfill and perform its respective obligations in respect of the Transaction Agreements, to cause the conditions to its respective obligations set forth in the Purchase Agreement to be fulfilled and otherwise to consummate and make effective the Transaction.

Parent, Q CELLS and HSOL are also required to, as promptly as practicable, (i) make, or cause to be made, all filings and submissions required under any law applicable to such party or any of its affiliates and (ii) use reasonable best efforts to obtain, or cause to be obtained, all consents, authorizations and approvals from all governmental authorities and third parties necessary to be obtained by such party or any of its affiliates, in each case in connection with the Transaction Agreements or the consummation of the Transaction; provided that (A) Parent, Q CELLS and their affiliates will not give any undertakings, make any commitments or enter into any agreements that would be binding upon us or any of our subsidiaries after the closing of the Transaction without our prior written consent, (B) we and our subsidiaries will not give any undertakings, make any commitments or enter into any agreements that would be binding upon Parent or the Q CELLS Group after the closing of the Transaction without the prior written consent of Parent, (C) neither Parent, Q CELLS nor any of their affiliates will be required to take any action that involves divestiture of an existing business of Parent, Q CELLS or any of its affiliates or that involves unreasonable expense or that could reasonably be expected to impair the overall benefit expected to be realized by Parent and its affiliates from the consummation of the transactions contemplated by the Transaction Agreements and (D) Parent and its subsidiaries will not be required to take any action that involves divestiture of our or any of our subsidiaries’ existing business or that involves unreasonable expense or that could reasonably be expected to impair the overall benefit expected to be realized from the consummation of the transactions contemplated by the Transaction Agreements. In furtherance of the foregoing obligations (x) Parent and Q CELLS agree to make, or cause to me made, such filings and take, or cause to be taken, such actions as set forth in certain of Parent’s representations and warranties contained in the Purchase Agreement and (y) we agree to make such filings and take such actions as set forth certain of our representations and warranties contained in the Purchase Agreement.

Parent and Q CELLS are required to, and to cause the subsidiaries of Q CELLS to, use reasonable best efforts to obtain any consents required from third parties pursuant to certain material contracts required to be disclosed by Parent pursuant to the Purchase Agreement in connection with the consummation of the Transaction. We are required to, and to cause our subsidiaries to, use reasonable best efforts to obtain any consents required from third parties pursuant to certain material contracts required to be disclosed by us pursuant to the Purchase Agreement in connection with the consummation of the Transaction. With respect to any such material contracts or other instrument for which any consent has not been obtained prior to the consummation of the Transaction, in the event that the consummation of the Transaction occurs, the relevant party will continue to use reasonable best efforts to obtain any such consent after the consummation of the Transaction until either such consent has been obtained or Parent and we mutually agree, in good faith, that such consent cannot reasonably be obtained.

We are required to take all actions necessary to duly call, give notice of, convene and hold the Extraordinary General Meeting as promptly as reasonably practicable for the purpose of voting upon the Proposals.

Representations and Warranties

Parent has made representations and warranties to us relating to a number of matters, including the following:

•	corporate status of Q CELLS, including due incorporation, existence, good standing, requisite corporate power to conduct business and no material violation of its organizational documents;

•	corporate power and authority of Parent and Q CELLS to execute, deliver, perform their obligations under, and consummate the Transaction; due authorization of the Purchase Agreement by all requisite corporate action of Parent and Q CELLS; and enforceability of the Purchase Agreement against Parent and Q CELLS;

•	actions and filings with respect to governmental authorities required as a result of the execution and delivery of the Purchase Agreement by Parent and Q CELLS;

•	absence of conflicts with or defaults under, or other actions required by any person under, organizational documents, certain agreements and applicable laws by Parent, Q CELLS or its subsidiaries as a result of the execution and delivery of, and performance of obligations under, the Purchase Agreement;

•	capital structure of Q CELLS;

•	title to the shares of Q CELLS;

•	due organization, existence, good standing, requisite powers to conduct business and organizational documents of each subsidiary of Q CELLS;

•	ownership interests in each subsidiary of Q CELLS;

•	financial statements and accounting controls of the Q CELLS Group;

•	absence of undisclosed liabilities of the Q CELLS Group;

•	the absence of certain changes with respect to the Q CELLS Group since June 30, 2014, including absence of any material adverse effect on Q CELLS or any of its subsidiaries since June 30, 2014;

•	matters with respect to material contracts of the Q CELLS Group;

•	matters with respect to real properties of the Q CELLS Group,

•	matters with respect to intellectual property of the Q CELLS Group;

•	absence of pending or threatened litigation against or affecting the Q CELLS Group or certain of its assets;

•	compliance with applicable law and possession and compliance with required licenses, permits and authorizations by the Q CELLS Group;

•	environmental matters of the Q CELLS Group;

•	tax matters of the Q CELLS Group;

•	insurance matters of the Q CELLS Group;

•	related party transactions between the Q CELLS Group, on the one hand, and Parent or any of its affiliates, on the other hand;

•	matters with respect to suppliers and customers of the Q CELLS Group;

•	employees and other labor matters of the Q CELLS Group;

•	employee benefit plans of the Q CELLS Group;

•	matters with respect to certain securities laws of the United States;

•	matters with respect to post-closing management agreements;

•	matters with respect to the ownership of Shares;

•	matters with respect to the information contained in this Shareholder Circular; and

•	broker fees and expenses.

We have made representations and warranties to Parent relating to a number of matters, including the following:

•	our corporate status, including due incorporation, existence, good standing, requisite corporate power to conduct business and no material violation of its organizational documents;

•	our corporate power and authority to execute, deliver, perform our obligations under, and consummate the Transaction; our due authorization of the Purchase Agreement by all requisite corporate action; and enforceability of the Purchase Agreement against us;

•	actions and filings with respect to governmental authorities required as a result of our execution and delivery of the Purchase Agreement;

•	absence of conflicts with or defaults under, or other actions required by any person under, organizational documents, certain agreements and applicable laws as a result of our execution and delivery of, and our performance of the obligations under, the Purchase Agreement;

•	our capital structure;

•	title to our Shares;

•	ownership interests in each subsidiary of us;

•	our SEC reports and financial statements;

•	absence of undisclosed liabilities for us or any of our subsidiaries;

•	the absence of certain with respect to us or our subsidiaries since June 30, 2014, including absence of any material adverse effect on us or any of our subsidiaries since June 30, 2014;

•	matters with respect to material contracts of us and our subsidiaries;

•	matters with respect to real properties of us and our subsidiaries,

•	matters with respect to intellectual property of us and our subsidiaries;

•	absence of pending or threatened litigation against or affecting us or any of our subsidiaries or certain of our assets;

•	our and our subsidiaries’ compliance with applicable law and possession of required licenses, permits and authorizations;

•	environmental matters of us and each of our subsidiaries;

•	tax matters of us and each of our subsidiaries;

•	insurance matters of us and our subsidiaries;

•	matters with respect to suppliers and customers of us or any of our subsidiaries;

•	employees and other labor matters of us and our subsidiaries;

•	employee benefit plans of us and our subsidiaries;

•	matters with respect to certain securities laws of the United States;

•	matters with respect to the Houlihan Opinion;

•	matters with respect to the information contained in this Shareholder Circular; and

•	broker fees and expenses.

The representations and warranties noted above are subject to qualifications and limitations agreed to by Parent and us in connection with negotiating the terms of the Purchase Agreement, including “material adverse effect” or other materiality standards.

The representations and warranties in the Purchase Agreement do not survive the closing of the Transaction.

Indemnification

The Purchase Agreement does not provide for any contractual indemnification by any party to any party.

Material Adverse Effect

For purposes of the Purchase Agreement, a “material adverse effect” with respect to ourselves means a material adverse effect on or change to the business, results of operations, condition (financial or otherwise), assets or liabilities of us and our subsidiaries taken as a whole, provided that any such change or effect resulting from any of the following, individually or in the aggregate, will not be considered when determining whether a “material adverse effect” has occurred:

•	any change in economic conditions generally or capital and financial markets generally, including changes in interest or exchange rates;

•	any change (including changes of applicable laws) or conditions generally affecting the industry in which we and our subsidiaries operate except to the extent having a materially disproportionate effect on us and our subsidiaries, taken as a whole, relative to other participants in the industry in which we and our subsidiaries operate;

•	any change in applicable laws or US GAAP, or the enforcement or interpretation thereof;

•	any outbreak of hostilities, acts of war, sabotage, terrorism or military actions or natural disasters (including hurricanes, tornadoes, floods or earthquakes), or any escalation or worsening of any of the foregoing;

•	any change resulting from the announcement or consummation of the transactions contemplated by, or the performance of obligations under, the Transaction Agreements;

•	any actions required to be taken pursuant to the Transaction Agreements;

•	any failure by us and our subsidiaries to meet any internal or published budgets, projections, forecasts or predictions in respect of financial performance for any period; and

•	any change in our stock price or trading volume.

In addition, a “material adverse effect” with respect to Q CELLS means a material adverse effect on or change to the business, results of operations, condition (financial or otherwise), assets or liabilities of the Q CELLS Group taken as a whole, provided that any such change or effect resulting from any of the following, individually or in the aggregate, will not be considered when determining whether a “material adverse effect” has occurred:

•	any change in economic conditions generally or capital and financial markets generally, including changes in interest or exchange rates;

•	any change (including changes of applicable laws) or conditions generally affecting the industry in which the Q CELLS Group operates except to the extent having a materially disproportionate effect on the Q CELLS Group, taken as a whole, relative to other participants in the industry in which the Q CELLS Group operates;

•	any change in applicable laws or IFRS, or the enforcement or interpretation thereof;

•	any outbreak of hostilities, acts of war, sabotage, terrorism or military actions or natural disasters (including hurricanes, tornadoes, floods or earthquakes), or any escalation or worsening of any of the foregoing;

•	any change resulting from the announcement or consummation of the transactions contemplated by, or the performance of obligations under, the Transaction Agreements;

•	any actions required to be taken pursuant to the Transaction Agreements; and

•	any failure by the Q CELLS Group to meet any internal or published budgets, projections, forecasts or predictions in respect of financial performance for any period.

Conduct of Business Prior to Closing

Parent and HSOL have undertaken various covenants in the Purchase Agreement restricting the conduct of their respective businesses from the date of the Purchase Agreement until the closing of the Transaction.

Parent and Q CELLS have agreed to cause the Q CELLS Group to conduct the business and operations of the Q CELLS Group in the ordinary course consistent with past practice; use their reasonable best efforts to preserve intact the business and operations of the Q CELLS Group (including filing any tax returns and paying any taxes), certain assets of the Q CELLS Group, and the relationships of the Q CELLS Group with customers, suppliers and others having business dealings with them; and to keep available the services of their present officers and significant employees. Without limiting the generality of the foregoing, from the date of the Purchase Agreement until the closing of the Transaction, except as otherwise expressly permitted or required by the Purchase Agreement or as set forth in Parent’s confidential disclosure letter delivered in connection with the Purchase Agreement or with the prior consent of us, Q CELLS will not, and Parent and Q CELLS will not permit Q CELLS or any of its subsidiaries to (other than in the ordinary course of business):

•	amend its certificate of incorporation, memorandum and articles of association or by-laws or take or authorize any action to wind up its affairs or dissolve;

•	(i) amend any employee benefit plan in any material respect, (ii) establish any new arrangement that would (if it were in effect on the date of the Purchase Agreement) constitute an employee benefit plan, (iii) take any action to increase the rate of compensation of its directors, officers or employees other that in the ordinary course of business in a manner consistent with past practice or to the extent required under any employee benefit plan, collective bargaining agreement, labor agreement, works council agreement or other contractual arrangement or by applicable law or (iv) grant or pay any severance or termination pay to any of it directors, officers or employees other than in the ordinary course of business in a manner consistent with past practice and as may be required by applicable law;

•	issue, sell or grant options, warrants or rights to purchase or subscribe to, enter into any arrangement or contract with respect to the issuance or sale of, or redeem or repurchase, certain voting or equity interests in Q CELLS or its subsidiaries or make any changes (by combination, reorganization or otherwise) in the capital structure of the Q CELLS Group;

•	make any material change to its accounting policies or practices, except as required by IFRS or US GAAP (once adopted by us) or applicable law;

•	merge or consolidate with any other person;

•	enter into, assume, amend or terminate certain material contracts or any agreement that would be a material, other than certain material contracts entered into in the ordinary course of business consistent with past practice and providing for payments over the term of such agreements of no more than US$2,000,000 with respect to any single agreement;

•	acquire any real property or any direct or indirect interest in any real property in excess of US$2,000,000 with respect to any single acquisition;

•	incur any indebtedness, other than trade accounts payable and short-term working capital financing, in each case, incurred in the ordinary course of business consistent with past practice;

•	make or change any material tax election, change any annual tax accounting period, adopt or change any method of tax accounting, amend any material tax returns or file any claims for material tax refunds, enter into any material closing agreement, settle any material tax claim, audit or assessment or surrender any right to claim a material tax refund, offset or other reduction in tax liability;

•	make any capital expenditures or commitments for capital expenditures in an amount in excess of US$5,000,000 in the aggregate, or fail to make capital expenditures in the amounts and for the purposes set forth in Q CELLS’ current capital expenditures budget;

•	forgive, cancel or compromise any debt or claim, or waive or release any right of material value;

•	fail to pay or satisfy when due any material liability of the Q CELLS Group (other than any such liability that is being contested in good faith);

•	settle or compromise any material litigation;

•	declare, set aside or pay any dividend or distribution (whether in cash, stock, property or otherwise) in respect of, or enter into any agreement with respect to the voting of, any shares of its capital stock;

•	enter into any new related party transactions between the Q CELLS Group, on the one hand, and Parent or any of its affiliates, on the other hand, or amend or modify any existing related party transactions between the Q CELLS Group, on the one hand, and Parent or any of its affiliates, on the other hand, other than in the ordinary course of business consistent with past practice;

•	terminate or materially amend any policy constituting certain insurance policies relation to the Q CELLS Group;

•	acquire any Shares or ADSs or any options, warrants or other rights to acquire Shares or other securities of, or any other economic interest (through derivatives securities or otherwise) in, Shares; or

•	agree or commit to do any of the foregoing.

From the date of the Purchase Agreement until the closing of the Transaction, we have agreed to conduct, and to cause our subsidiaries to conduct, our and our subsidiaries’ business and operations in the ordinary course consistent with past practice; use our reasonable best efforts to preserve intact our and our subsidiaries’ business and operations (including filing any tax returns and paying any taxes) and our subsidiaries’ relationships with customers, suppliers and others having business dealings with us; and to keep available the services of our present officers and significant employees. Without limiting the generality of the foregoing, from the date of the Purchase Agreement until the closing of the Transaction, except as otherwise expressly permitted or required by (i) the Purchase Agreement, (ii) approval of the Proposals by resolutions duly and validly passed by our shareholders at the Extraordinary General Meeting, (iii) as set forth in our confidential disclosure letter delivered in connection with the Purchase Agreement or (iv) with the prior consent of Parent, we will not, and will not permit any of our subsidiaries to (other than in the ordinary course of business):

•	amend its certificate of incorporation, memorandum and articles of association or by-laws or take or authorize any action to wind up its affairs or dissolve;

•	(i) amend any employee benefit plan in any material respect, (ii) establish any new arrangement that would (if it were in effect on the date of the Purchase Agreement) constitute an employee benefit plan, (iii) take any action to increase the rate of compensation of its directors, officers or employees other that in the ordinary course of business in a manner consistent with past practice or to the extent required under any existing arrangement, collective bargaining agreement, labor agreement, works council agreement or other contractual arrangement or by applicable law or (iv) grant or pay any severance or termination pay to any of its directors, officers or employees other than in the ordinary course of business in a manner consistent with past practice and as may be required by applicable law;

•	issue, sell or grant options, warrants or rights to purchase or subscribe to, enter into any arrangement or contract with respect to the issuance or sale of, or redeem or repurchase, certain voting or equity interests in us or our subsidiaries or make any changes (by combination, reorganization or otherwise) in our or any of our subsidiaries’ capital structure;

•	make any material change to its accounting policies or practices, except as required by US GAAP or applicable law;

•	merge or consolidate with any other person;

•	enter into, assume, amend or terminate any material contract or any agreement that would be a material contract, other than material contracts entered into in the ordinary course of business consistent with past practice and providing for payments over the term of such agreements of no more than US$2,000,000 with respect to any single agreement;

•	acquire any real property or any direct or indirect interest in any real property in excess of US$2,000,000 with respect to any single acquisition;

•	incur any indebtedness, other than trade accounts payable and short-term working capital financing, in each case, incurred in the ordinary course of business consistent with past practice;

•	make or change any material tax election, change any annual tax accounting period, adopt or change any method of tax accounting, amend any material tax returns or file any claims for material tax refunds, enter into any material closing agreement, settle any material tax claim, audit or assessment or surrender any right to claim a material tax refund, offset or other reduction in tax liability;

•	make any capital expenditures or commitments for capital expenditures in an amount in excess of US$5,000,000 in the aggregate, or fail to make capital expenditures in the amounts and for the purposes set forth in our current capital expenditures budget;

•	forgive, cancel or compromise any debt or claim, or waive or release any right of material value;

•	fail to pay or satisfy when due any of our or any of our subsidiaries’ material liabilities (other than any such liability that is being contested in good faith);

•	settle or compromise any material litigation;

•	declare, set aside or pay any dividend or distribution (whether in cash, stock, property or otherwise) in respect of, or enter into any agreement with respect to the voting of, any shares of its capital stock;

•	enter into any new related party transaction between us or any of our subsidiaries, on the one hand, and any of our affiliates (other than our subsidiaries), on the other hand, except for agreements or arrangements contemplated by the Purchase Agreement or known to Parent (“HSOL Related Party Transaction”) or amend or modify any existing HSOL Related Party Transaction other than in the ordinary course of business consistent with past practice;

•	terminate or materially amend certain insurance policies relating to us and our subsidiaries; or

•	agree or commit to do any of the foregoing.

Recommendation of Our Board of Directors

Subject to this paragraph, our Board of Directors may not change, withhold, withdraw, qualify or modify, in a manner adverse to Parent or Q CELLS, the recommendation of the Board of Directors to vote “FOR” the Proposals (the “Board Recommendation”), or propose publicly to take any such action, or fail to include such recommendation in this Shareholder Circular. At any time prior to obtaining the required approval from our shareholders to approve the Transaction, if a material development or change in circumstances occurs or arises after the date of the Purchase Agreement that was not known to us or any of our subsidiaries or any of their respective officers or executive directors as of the date of the Purchase Agreement, our Board of Directors (acting upon the recommendation of the Special Committee) may effect a change in its recommendation to vote “FOR” the Proposals, if (i) the Special Committee, after having received a written legal opinion from its outside legal counsel that the failure to do so would be inconsistent with the discharge or exercise of its fiduciary duties under applicable law, determines in good faith as such, (ii) at least ten calendar days prior to any meeting of our Board of Directors at which the Board of Directors will consider the recommendation of the Special Committee and determine whether such material development requires the Board of Directors to effect, or cause us to effect, a change in the Board of Director’s recommendation, we provide Parent with a written notice specifying the date and time of such meeting and the reasons for holding such meeting; (iii) during such ten calendar day period, if requested by Parent, we engage in good-faith negotiations with Parent to amend the Purchase Agreement in a manner that obviates the need for the Board of Directors to effect, or cause us to effect, a change in the Board of Director’s recommendation as a result of such material development; and (iv) the Board of Directors, after obtaining and taking into account the recommendation of the Special Committee and written legal opinion of outside legal counsel that, in light of such material development, a failure to effect, or cause us to effect, a change in the Board of Director’s recommendation would be inconsistent with the discharge or exercise of its fiduciary duties under applicable law, determines in good faith as such.

Voting of Shares at the Extraordinary General Meeting

We have agreed to waive the restrictions on Parent under Sections 3.7(c) and (d) of the Existing Shareholder Agreement in respect to the Transaction contemplated by (and in accordance with the terms and conditions of) the Purchase Agreement. We and Parent have agreed that, notwithstanding the terms of Section 3.7(c) of the Existing Shareholder Agreement, an affirmative vote of at least two-thirds of the Shares (including the Shares represented by ADSs) by shareholders present in person or represented by proxy and entitled to vote at the Extraordinary General Meeting and casting a vote for or against such matter, provided that a quorum is present, shall be required to approve the Transaction Proposal, and that such affirmative vote shall be sufficient for such approval.

Parent has agreed to vote or cause to be voted all Shares and ADRs beneficially owned by it “FOR” the Proposals.

INFORMATION ABOUT Q CELLS

Overview

Q CELLS is a leading solar energy company that manufactures PV cells and PV modules, as well as engaging in PV downstream business. The Q CELLS brand is widely recognized in the industry for its high quality solar cells and modules, system solutions and complete power plants. Q CELLS serves customers through its international sales network covering Germany, Malaysia, Japan, the United States, Korea, France, Chile and Australia.

Q CELLS commenced its operation as Q CELLS AG in 1999 followed by an initial public offering in 2005. In 2009, it commenced the production of PV cells at its Malaysian facility. After a bankruptcy filing in Germany in April 2012 by Q Cells SE, its productions facilities in Germany and Malaysia, as well as its research and development organization and certain marketing subsidiaries, were acquired in October 2012 by Parent, a company that engages in solar business and owns 45.7% of HSOL’s outstanding Shares. Parent is a wholly-owned subsidiary of Hanwha Chemical, a leading chemical producer publicly traded on the Korea Exchange whose principal activities are the production of chemical, solar energy, construction, automotive and electronic materials and products.

Q CELLS has led the global solar industry in technological innovation and has set a number of industry standards and records, including the 6-inch solar cell, the 3-busbar layout and the full-square monocrystalline solar cell. Its industry leadership in the cell processing technology has been shown by the average conversion efficiency rate of 18.6% achieved in 2014 by its multicrystalline PV cells processed using its proprietary Q.ANTUM cell technology. As of the date of this Shareholder Circular, Q CELLS has annual production capacities of 1,530 MW for PV cells and 130 MW for PV modules.

Q CELLS’ consolidated revenues were US$70.2 million, US$546.5 million and US$416.1 million for the period between September 12 and December 31, 2012, the year ended December 31, 2013 and the first half of 2014, respectively. Q CELLS recorded consolidated net loss of US$36.7 million, US$30.3 million and US$1.7 million for the period between September 12 and December 31, 2012, the year ended December 31, 2013 and the first half of 2014, respectively.

Organizational Structure

The diagram below shows the entities directly or indirectly controlled by Q CELLS and Q CELLS’ ownership structure.

Q CELLS’ Products and Services

Q CELLS is primarily engaged in the design, development, manufacturing and sales of PV products, ranging from PV cells to PV modules that convert sunlight into electricity for a variety of uses. Q CELLS also derives part of its revenue from the PV downstream business.

The following table sets forth the sales of Q CELLS’ principal products and services and the related percentage data for the periods indicated.

	From September 12 to December 31, 2012		For the Year Ended December 31, 2013		For the Six Months Ended June 30, 2014
	Revenue (US$)	% of Revenue	Revenue (US$)	% of Revenue	Revenue (US$)	% of Revenue
	(in thousands, except percentages)
Product
PV CELLS	5,618	8%	64,215	12%	7,781	2%
PV Module	64,579	92%	464,534	85%	366,142	88%
Services
PV Downstream Business	—	—	16,395	3%	41,607	10%
Others (1)	—	—	1,367	0%	541	0%
Total Sales	70,197	100%	546,511	100%	416,071	100%

(1)	Includes sales of scrap and packaging materials.

Q CELLS’ Products

PV CELLS

PV cells are semiconductor devices that directly convert sunlight into electricity and are the most elementary component of a solar energy system. PV cells consist of a light-absorbing layer mounted on a substrate, together with top and back electrical contact points, much like a household battery. Q CELLS commenced production of PV cells in 2001 at its German facility and in 2009 at its Malaysian facility. As of the date of this Shareholder Circular, Q CELLS’ total annual PV cell production capacity was 1,530 MW.

The following table sets forth specifications of two types of PV cells Q CELLS currently produces:

PV Cell Type	Dimensions (mm x mm)	Conversion Efficiency Rate (%)	Thickness (m)	Maximum Power per Cell (W)
Monocrystalline Silicon Cell	156 x 156	19.2 - 19.8	180 – 220	4.82
Multicrystalline Silicon Cell	156 x 156	18.0 - 19.0	180 – 220	4.62

The key technical efficiency measurement of PV cells is the conversion efficiency rate. Other things being the same, the higher the conversion efficiency rate, the lower the production cost of PV modules per watt because more power can be incorporated into a given size package. Q CELLS’ monocrystalline and multicrystalline PV cells achieved average conversion efficiency rates of 19.5% and 18.6%, respectively, in 2014.

PV Modules

A PV module is an assembly of PV cells electrically interconnected and laminated in a durable and weather-proof package. Q CELLS sells a wide range of PV modules, currently from 135 W to 300 W in power output specification, depending on the size of modules and the type of PV cells contained. The majority of the PV modules Q CELLS currently offers to its customers range in power output specification between 255 W and 290 W. Q CELLS sells most of its PV modules under its proprietary “Q CELLS” brand name.

The following table sets forth the types of PV modules Q CELLS manufactures with the specifications indicated:

PV Module Manufactured with	Dimensions (mm x mm)	Weight (kg)	Main Power Class (W)
Monocrystalline Silicon	1670 x 1000	19	275 – 285
Multicrystalline Silicon	1670 x 1000	19	255 – 285

Q CELLS believes its PV cells and modules are competitive against other products in the PV market in terms of quality and price. Q CELLS intends to continue to improve its conversion efficiency and power of its PV products. To this end, Q CELLS intends to continue to devote significant financial and human resources in its various research and development programs.

Q CELLS’ Services

PV Downstream Business

Q CELLS’ PV system business provides a turn-key solar energy system solution or any combination of its systems solutions. Q CELLS’ PV system business may include any of (i) project developments, (ii) EPC services, (iii) operating and maintenance services and (iv) project finance related services. For its PV system business, Q CELLS jointly works with Hanwha Group affiliates, including Hanwha Engineering & Construction Corp., Hanwha Life Insurance Co., Ltd. and Hanwha Energy Corporation, to utilize its affiliates’ expertise in EPC services and project financing resources.

Project development activities include a wide range of tasks: site selection, securing rights to acquire or use the site, obtaining the requisite interconnection and transmission studies, executing an interconnection agreement, obtaining environmental and land use permits, maintaining effective site control, and entering into a power purchase agreement (“PPA”) with an off-taker of the power to be generated by the project. These activities culminate in receiving the right to construct and operate a solar energy system.

Depending on the market opportunity or geographic location, Q CELLS may acquire projects in various stages of development or acquire project companies from developers in order to complete the development process, construct a PV power plant incorporating its modules and sell the system to a long-term project owner or, in certain cases, operate the system on its own. Q CELLS may also collaborate with local partners in connection with these project development activities.

Depending on the type or geographic location of the project, PPAs or feed-in-tariff structures define the price and terms for the power purchaser or investor. Entering into a PPA generally provides Q CELLS with the underlying economics needed to finalize development including permitting, beginning construction, arranging financing, and marketing the project for sale to a long-term project owner. Depending primarily on the location, stage of development upon Q CELLS’ acquisition of the project, and other site attributes, the development cycle typically ranges from one to five years. Q CELLS may be required to incur significant costs for preliminary engineering, permitting, legal and other expenses before it can determine whether a project is feasible, economically attractive or capable of being built. If there is a delay in obtaining any required regulatory approvals, Q CELLS may be forced to incur additional costs, write-down capitalized project assets, and the right of the off-taker under the PPA to terminate may be triggered.

Major PV system projects in which Q CELLS was recently involved include:

•	Maywood Solar Park in Indianapolis, US, a 10.9 MW solar farm constructed on a Superfund contaminated site, that started commercial operation in March 2014;

•	Kitsuki Project in Japan, a 24 MW solar farm located in Southwestern Japan, currently under construction;

•	a PPA with Soriana, a Mexican retailer, in December 2013 to construct rooftop installations; and

•	joint construction in progress with AGR, a English power generation company of a solar energy plant in Stowbridge, England.

Raw Materials Supply Management

Silicon-based Raw Materials

Among the various raw materials required for Q CELLS’ manufacturing process, silicon wafers are the most important materials for producing PV cells. A silicon wafer is a flat piece of crystalline silicon that can be processed into PV cells. Silicon wafers used for PV cell production are generally classified into two different types: monocrystalline and multicrystalline silicon wafers. Compared to monocrystalline silicon wafers, multicrystalline silicon wafers have a lower conversion rate but are less expensive. PV cells can be manufactured on Q CELLS’ production lines using both types of silicon wafers with certain adjustments to the production line. Q CELLS believes that the ability to manufacture using both types of silicon wafers provides it with greater flexibility in procuring raw materials, especially during periods of silicon supply shortages.

Q CELLS purchases substantially all of its silicon wafers from third-party suppliers, with the majority of its purchases being made from Chinese suppliers. Currently, Q CELLS’ principal silicon wafer suppliers include Konca Solar Cell HK Co., Ltd. and Green Energy Technology Inc.

Q CELLS procures a substantial portion of its silicon wafers from suppliers either on a purchase order basis or under long-term supply agreements. Q CELLS’ existing long-term supply agreements generally provide for adjustments to purchase price to reflect changes in market conditions or through mutual agreement. Q CELLS procures its remaining silicon wafer supplies through spot market purchases.

Other Raw Materials

In addition to silicon wafers, Q CELLS uses a variety of other raw materials for the manufacturing of its PV products, such as paste, frame and backsheet. As part of its continuing cost control efforts, Q CELLS focuses on increasing purchasing power by leveraging scale and consolidating vendors, as well as using standardized specifications.

Production

Production Process

The following diagrams show the production procedures for Q CELLS’ PV cells and PV modules:

PV CELLS Production Process

PV Modules Production Process

Quality Control and Certifications

The quality of Q CELLS’ products that meet the demanding and high specifications of its long-term customers is a critical element of Q CELLS’ continued success. Q CELLS devotes a significant amount of managerial and financial resources to ensuring quality products for its customers. Q CELLS focuses on quality control through the entire manufacturing process, from raw materials and equipment processing and input to final production and inspection prior to delivery to its customers. Q CELLS has trained and qualified personnel fully dedicated to quality control and assurance. Q CELLS’ quality assurance policy focuses on customer satisfaction by production of reliable products, maintenance of strict product specifications, improvement of product quality and specifications process and development of new products that meet demand from customers.

Q CELLS inspects and monitors the quality of its raw materials as well as the work-in-progress at each stage of processing to ensure quality standards. Q CELLS has received ISO 9001, ISO 14001, OHSAS 18001 and ISO 50001 (energy management) certifications for its quality management system.

Production Facilities

As of the date of this Shareholder Circular, Q CELLS’ annual manufacturing capacities for PV cells and PV modules are 1,530 MW and 130 MW, respectively. The table below sets forth certain information regarding Q CELLS’ PV product manufacturing capacity in its manufacturing facilities as of the date of this Shareholder Circular:

Products	Facilities locations	Rated manufacturing capacity per annum as of the date of this Shareholder Circular (in MW)
PV Cell	Thalheim, Germany	230
	Cyberjaya, Malaysia	1,300

	Total Rated Capacity	1,530

PV Module	Thalheim, Germany	130

•	Q CELLS’ PV cells are manufactured through Hanwha Q CELLS GmbH and Hanwha Q CELLS Malaysia. Q CELLS has 1,530 MW of annual PV cell production capacity as of the date of this Shareholder Circular.

•	Q CELLS manufactures PV modules through Hanwha Q CELLS GmbH. Q CELLS has 130 MW of annual PV module production capacity as of the date of this Shareholder Circular. Q CELLS plans its production on annual, semi-annual and monthly bases in accordance with anticipated demand and makes weekly adjustments to its production schedule based on actual orders received.

•	Q CELLS also outsources PV module processing (often referred to as “tolling”) to module producers, including HSOL, which produce PV modules from PV cells provided by Q CELLS pursuant to a contractual arrangement. These tolling arrangements allow Q CELLS to produce PV modules at a lower cost compared to its facilities at Thalheim, Germany.

Sales and Distribution

Q CELLS sells its PV modules to third party distributors, system integrators and affiliates of Hanwha Group. Q CELLS’ system integrator customers provide value-added services and typically design and sell complete systems that use its PV modules. Sales to third party distributors, system integrators and affiliates of Hanwha Group accounted for approximately 32% , 10% and 43%, respectively, of Q CELLS’ revenues in 2013.

Customers that account for a significant portion of Q CELLS’ total revenues include Coenergia S.r.l., Solar Century Holdings Ltd., IBC SOLAR AG and FILKAB JSCo. Q CELLS’ five largest customers accounted for an aggregate of 8%, 9% and 13% of its net revenues in 2012, 2013 and the first half of 2014, respectively.

Q CELLS has established subsidiaries in Australia, Turkey and Chile in order to promote sales, marketing and customer support and service activities in these markets. The following table sets forth Q CELLS’ revenues by geographic region and the percentage of contribution of each of these regions to its revenues, for the periods indicated:

	From September 12 to December 31, 2012		For the Year Ended December 31, 2013		For the Six Months Ended June 30, 2014
	Revenue (US$)	% of Revenue	Revenue (US$)	% of Revenue	Revenue (US$)	% of Revenue
	(in thousands, except percentages)
Region
US	12,635	18%	21,860	4%	12,482	3%
Europe	49,138	70%	235,000	43%	174,750	42%
Japan	3,510	5%	229,535	42%	220,518	53%
Others	4,914	7%	60,116	11%	8,321	2%
Total	70,197	100%	546,511	100%	416,071	100%

Q CELLS seeks to further diversify its geographic presence and customer base in order to achieve a balanced and consistent revenue stream. Q CELLS sells its PV products primarily through short term agreements based on spot market prices.

Warranty

Q CELLS provides long-term warranty for its PV products that is standard in the solar industry. Q CELLS provides material and workmanship warranty for its PV products for a period of ten years and provides performance warranty for its PV modules for a period of 25 years. Under the 25-year performance warranty, in the first year, Q CELLS guarantees no less than 97% of the nominal power generation capacity for its PV modules and an annual output degradation of no more than 0.6% thereafter. By the end of the 25th year, the actual power output shall be no less than 83% of the nominal power generation capacity.

Because Q CELLS has produced its PV products for a relatively short period, Q CELLS’ assumptions regarding the durability and reliability of its products may not be accurate. Q CELLS currently accrues warranty provision based on estimated failure rates of 2.0% to 2.5% for PV modules and 0.1% for PV cells which have been determined primarily based on the results of historical warranty claims experience of Q CELLS. The basis for the warranty accrual will be reviewed periodically based on actual experience. If actual warranty claims exceed current estimates, Q CELLS’ results of operations could be negatively affected. After-sales services for Q CELLS’s PV modules and PV systems covered by warranties are provided by Q CELLS’ international customer support team.

Intellectual Property and Proprietary Rights

As of June 30, 2014, Q CELLS had 28 patents and 61 patent pending applications in Germany and 37 patents and 58 patents pending applications outside of Germany. Although Q CELLS seeks to protect its intellectual property in part by relying on patent, trademark and copyright laws, other intellectual property rights, including proprietary technologies, trade secrets and process know-hows, are critical to its business and to its ability to grow and to maintain a competitive position in the market. Q CELLS requires employees, consultants and companies that have access to its proprietary information to execute confidentiality agreements prior to their access.

Research & Development

Q CELLS considers research and development activity to be key to success in many of its business segments.

As of June 30, 2014, Q CELLS’ research and development center located at Thalheim, Germany employed 186 highly trained researchers, of which over 50% have either a master’s or doctoral degree. Q CELLS’ total expenditures on research and development were US$30.6 million in 2013 and US$12.5 million for the six months ended June 30, 2014. Q CELLS’ research and development focuses on responding proactively to the market and implementing projects to innovate new products, enhance production processes and build on core competences and ensure quality control. Q CELLS’ core research areas include the development of more energy efficient PV cells and the improvement of power output of its PV products. Through its research and development efforts, Q CELLS has developed and commercialized a wide range of products and production processes. For example, Q CELLS’ engineers developed the 6-inch solar cell, the 3-busbar layout and the full-square monocrystalline solar cell. Q CELLS’ industry leadership in cell processing technology has been shown by the average conversion efficiency rate of 18.6% achieved in 2014 by its multicrystalline PV cells processed using its proprietary Q.ANTUM cell technology.

Q CELLS is continuously investing in the development of new solar technologies. Q CELLS also maintains close exchange programs with universities and research institutions. Q CELLS’ cooperation partners include top German and international research centers such as the Fraunhofer Institute for Solar Energy Systems (ISE) in Freiburg, the Institute for Solar Energy Research (ISFH) in Hamelin, the Fraunhofer Center for Silicon Photovoltaics (CSP) in Halle, the Energy Research Centre of the Netherlands (ECN), the Helmholtz Centre in Berlin and the University of Constance.

Employees and Labor Relations

Q CELLS’ success depends to a significant extent upon its ability to attract, retain and motivate qualified personnel. The following table sets forth the number of full-time employees of Q CELLS in the specified countries as of the date of this Shareholder Circular:

Number of Employees
Germany	894
Malaysia	895
Others	8

Total	1,797

Q CELLS’ employees in Germany are represented by the works council organized under the German law, which is entitled to consultation and, in some areas, to co-determination rights concerning labor conditions. None of Q CELLS’ employees in Malaysia is represented by a union. Q CELLS considers its current relations with its work force to be good.

Q CELLS is subject to the local labor and employment laws of various jurisdictions in which it operates. For example, in Germany, Q CELLS’ employees are covered by various labor laws that provide employees, through works councils, with rights of information and consultation with respect to specific matters involving their employer’s business and operations, including downsizing or closure of facilities and employment terminations. The German worker protection laws could impair Q CELLS’ flexibility in streamlining or restructuring its business operations in Germany if Q CELLS deems such streamlining or restructuring to be necessary in the future.

Competition

Due to various government incentive programs implemented in China, Europe, the United States, Japan and other countries in recent years, the global PV market has been rapidly evolving and has become highly competitive. In particular, a large number of manufacturers have entered the solar market.

Q CELLS’ main PV industry competitors include Canadian Solar Inc., Jinko Solar Holding Co., Ltd., Trina Solar Limited and JA Solar Holdings Co., Ltd. Q CELLS competes primarily on the basis of the power efficiency, quality, performance and appearance of its PV products, price, strength of supply chain and distribution network, after-sales service and brand image. Some of Q CELLS’ competitors have longer operating histories and greater financial or technological resources than Q CELLS does and enjoy greater brand recognition. During periods when there was a supply shortage of silicon wafers, Q CELLS competed intensely with its competitors in obtaining adequate supplies of silicon wafers.

Q CELLS, like other solar energy companies, also faces competition from traditional non-solar energy industries, such as the petroleum and coal industries. Although the production cost per watt of solar energy has decreased in recent years, it is higher than other types of energy. As a result, Q CELLS cannot assure you that solar energy will be able to compete with other energy industries, especially if there is a reduction or termination of government incentives and other forms of support. See “Risk Factors—Risks Relating to Q CELLS’ Business—If governments revise, reduce or eliminate subsidies and economic incentives for solar energy, the demand for Q CELLS’ PV products and services could decline, which could materially and adversely affect its revenue, profits, margins and results of operations”.

Environmental Matters

Q CELLS actively seeks to engage in environmentally responsible management of its operations and to protect the environment from damage resulting from its operations. To this end, Q CELLS has implemented a management system designed to promote safety, health and environmental conservation in its operations consistent with international best practices.

Q CELLS’ production activities are subject to regulation under the environmental laws of Germany and Malaysia where it operates its manufacturing facilities. Pursuant to its environmental management master plan, Q CELLS operates environmental control facilities at its production plants to reduce the level of pollutants contained in air and water discharges to permissible levels.

While Q CELLS believes it is in compliance in all material respects with applicable environmental laws and regulations, the discharge of oil, gas or other pollutants into the air, soil or water may nevertheless give rise to liabilities to the government or third parties and may require Q CELLS to incur costs to remedy the damage caused by such discharges. Furthermore, environmental laws may change in the future, resulting in curtailment of production activities requiring additional capital expenditures or otherwise adversely affecting its operations and financial condition.

Insurance

Q CELLS maintains fire and casualty insurance policies with respect to its facilities, machinery and equipment and inventories, as well as general liability insurance policies. Q CELLS believes that its insurance coverage is similar in scope to those customary for companies competing in the PV industry.

Legal and Administrative Proceedings

In July 2013, Q CELLS filed an arbitration claim in Frankfurt, Germany, against the Insolvency Administrator regarding the dispute over the adjustment to the purchase price for certain assets of Q Cells SE acquired by Q CELLS, and certain liabilities related thereto assumed by Q CELLS, pursuant to the Asset Purchase Agreement. According to the terms of the Asset Purchase Agreement, the parties thereto agreed to post-closing adjustment to the purchase price based on (i) the difference between the value of the inventories as of the signing and as of the closing and (ii) EBITDA using a calculation method agreed upon by the parties. The Insolvency Administrator has made claims for payments against Q CELLS on the basis of such adjustment to the purchase price and interests and other expenses related thereto, to which claims Q CELLS has responded. The Insolvency Administrator claims that it is entitled to receive in aggregate approximately EUR 56.2 million (approximately US$76.7 million, as converted at the exchange rate as of June 30, 2014) as the purchase price adjustment and the payments for related claims and other adjustments (excluding interest and legal fees), while Q CELLS claims that it is only obligated to pay in aggregate approximately EUR 16.9 million (approximately US$23.1 million, as converted at the exchange rate as of June 30, 2014) as the purchase price adjustment and the payments for related claims and other adjustments (excluding interest and legal fees). The arbitration proceeding is currently on-going and Q CELLS intends to vigorously pursue its claims. See note 7 to Q CELLS’ consolidated financial statements for the year ended December 31, 2013 included elsewhere in this Shareholder Circular.

Other than as described above, there are no material legal proceedings, regulatory inquiries or investigations pending or threatened against Q CELLS. Q CELLS may from time to time be subject to various legal or administrative proceedings arising in the ordinary course of its business. See “Risk Factors—Risks Relating to Q CELLS’ Business—Q CELLS has relatively short history out of bankruptcy proceedings in Germany. If Q CELLS is found liable for matters traceable back to the bankruptcy proceedings, its financial condition and results of operations may suffer materially”.

Q CELLS’ MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion in conjunction with Q CELLS’ consolidated financial statements and related notes, “Q CELLS’ Selected Historical Financial Information” and other historical financial information included elsewhere in this Shareholder Circular. Q CELLS’ consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB. The discussion contains forward-looking statements and reflects Q CELLS’ current view with respect to future events and financial performance. Actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors such as those set forth under “Risk Factors” and elsewhere in this Shareholder Circular.

Overview

Q CELLS is a leading solar energy company that manufactures PV cells and PV modules, as well as engaging in PV downstream business. Most of the PV cells manufactured by Q CELLS at its facilities in Germany and Malaysia are used for its own PV module production. It sells PV modules globally both directly to system integrators and through third party distributors and engages in PV downstream business including development, operation and management of various solar farm projects worldwide.

Q CELLS commenced its operation as Q CELLS AG in 1999 followed by an initial public offering in 2005. In 2009, it commenced the production of PV cells at its Malaysian facility. After a bankruptcy filing in Germany in April 2012 by Q Cells SE, its productions facilities in Germany and Malaysia, as well as its research and development organization and certain marketing subsidiaries, were acquired in October 2012 by Parent, a company that engages in solar business and owns 45.7% of HSOL’s outstanding Shares. Parent is a wholly owned subsidiary of Hanwha Chemical, a leading chemical producer publicly traded on the Korea Exchange whose principal activities are the production of chemical, solar energy, construction, automotive and electronic materials and products.

Q CELLS sold 93.6 MW, 620.6 MW and 490.3 MW of PV modules in the period between September 12 and December 31, 2012, the year ended December 31, 2013 and the first half of 2014, respectively. The average selling prices of Q CELLS’ PV modules were US$ 0.69, US$ 0.76 and US$ 0.75 per watt in the period between September 12 and December 31, 2012, the year ended December 31, 2013 and the first half of 2014, respectively. As of the date of this Shareholder Circular, Q CELLS had annual production capacities of 1,530 MW for PV cells and 130 MW for PV modules.

Q CELLS’ consolidated revenues were US$70.2 million, US$546.5 million and US$416.1 million for the period between September 12 and December 31, 2012, the year ended December 31, 2013 and the first half of 2014, respectively. Q CELLS recorded consolidated net loss of US$36.7 million, US$30.3 million and US$1.7 million for the period between September 12 and December 31, 2012, the year ended December 31, 2013 and the first half of 2014, respectively.

Factors Affecting Q CELLS’ Financial Condition and Results of Operations

Q CELLS’ financial condition and results of operations have been and will continue to be affected by trends and developments, many of which are outside its control, including the following factors that would affect its financial performance most significantly:

•	cyclicality and fluctuations of demand and supply in the solar energy industry;

•	fluctuations in raw material prices;

•	government subsidies, policies and economic incentives;

•	process technology; and

•	strategic directions, including acquisitions of businesses.

Cyclicality and Fluctuations of Demand and Supply in the Solar Energy Industry

Historically, the demand for, and supply of, PV products have been volatile and cyclical. Global polysilicon production capacity has expanded rapidly since 2008. As a result, the solar industry experienced an oversupply of PV products which led to decline in prices throughout the value chain in 2009. According to Bloomberg, spot prices for polysilicon fell from a peak of over US$120 per kilogram in the first quarter of 2009 to approximately US$55 per kilogram at the end of 2009, before recovering to approximately US$80 per kilogram in late 2010, which then declined to approximately US$15 per kilogram in late 2012. In the week of November 24, 2014 the spot price of polysilicon was approximately US$21 per kilogram. Similarly, PV module prices fell from a high of approximately US$2.74 per watt in the first quarter of 2009 to a low of approximately US$1.85 per watt at the end of 2009. Strong demand in 2010 stabilized and strengthened prices across the value chain for a period of time. However, since 2011, the solar industry has experienced oversupply, resulting in a decrease in the price of PV modules at an annual rate of approximately 30% between 2011 and 2013, although the price has somewhat stabilized since 2013 by declining at an annual rate of approximate 8%. The market experienced a price increase in polysilicon and wafer at the end of 2013 and in the beginning of 2014. This was mainly due to an increase in demand for polysilicon and wafer, which was in turn driven by an increase in demand for module products in the market. See “Risk Factors—Risks Relating to Q CELLS’ Business—Oversupply of PV products, including PV cells and modules, may cause substantial downward pressure on the prices of Q CELLS’ PV products and reduce its revenue and earnings”.

Fluctuations in Raw Material Prices

Q CELLS’ operations are substantially dependent on the availability and cost of its primary raw materials, including silicon wafers. Raw materials account for a substantial portion of Q CELLS’ total production costs and operating expenses.

The market price of silicon wafers, the key materials for Q CELLS’ PV products, has shown significant fluctuations in the past. Q CELLS procures a substantial portion of its silicon wafers from suppliers either on a purchase order basis or under long-term supply agreements. Q CELLS procures its remaining silicon wafer supplies through spot market purchases. If the price of silicon wafers increases and Q CELLS cannot pass on such increase to its customers, it would increase Q CELLS’ cost of sales and may reduce its gross margin and negatively affect its overall financial performance. On the other hand, if the price of silicon wafers decreases in the future and Q CELLS is unable to re-negotiate the prices of its existing multi-year supply agreements, it may not be able to adjust its materials costs, and its competitive position could be adversely affected.

Government Subsidies, Policies and Economic Incentives

Q CELLS believes that market demand for solar energy and solar energy products in the near term will continue to substantially depend on the availability of government incentives because the cost of solar energy currently exceeds, and Q CELLS believes will continue to exceed in the near term, the cost of conventional fossil fuel energy and certain non-solar renewable energy. Various governments have used policy initiatives to encourage or accelerate the development and adoption of solar energy and other renewable energy sources.

Countries in Europe, notably Italy, Germany, France, Belgium and Spain, certain countries in Asia, including China, Japan, India and Korea, as well as Australia and the United States, have adopted renewable energy policies providing various forms of subsidies and incentives to promote solar energy. Examples of such subsidies and incentives include capital cost rebates, feed-in tariffs, tax credits, net metering and other incentives to end-users, distributors, project developers, system integrators and manufacturers of solar energy products.

Governments may reduce or eliminate existing incentive programs for political, financial or other reasons, which will be difficult for Q CELLS to predict. Reductions in feed-in tariff programs may result in a significant fall in the price of and demand for solar energy products. For example, the German market represents a major portion of the world’s solar market due in large part to government policies that established high feed-in tariff rates. However, the German government has introduced legislation to reduce the feed-in-tariff program since 2010 due to the strong growth of its domestic solar market. In Spain, since 2009, continued reductions in the feed-in tariff as a result of its government’s spending cut backs have resulted in a weakened solar market. In 2010, Italy also announced annual reductions to feed-in tariffs beginning in 2011 in an effort to impede overheating of its solar market. In recent years, several countries, including Germany, Italy, France, Greece, Spain and Belgium, continued to reduce their feed-in tariffs as well as other incentive measures.

Q CELLS’ revenue and operating results may be adversely impacted by unfavorable policy revisions if feed-in tariffs in major markets for solar energy and solar energy products are further reduced. Electric utility companies or generators of electricity from fossil fuels or other renewable energy sources could also lobby for a change in the relevant legislation in their markets to protect their revenue streams. Government economic incentives could be reduced or eliminated altogether. A significant reduction in the scope or discontinuation of government incentive programs, especially those in Q CELLS’ target markets, could cause demand for its products and solar energy to decline and have a material adverse effect on its business, financial condition, results of operations and prospects. Q CELLS believes that the growth of the solar energy industry in the short term will continue to depend largely on the availability and effectiveness of government incentives for solar energy products and the competitiveness of solar energy in relation to conventional and other renewable energy resources in terms of cost. See “Risk Factors—Risks Relating to Q CELLS’ Business—If governments revise, reduce or eliminate subsidies and economic incentives for solar energy, the demand for Q CELLS’ PV products and services could decline, which could materially and adversely affect its revenue, profits, margins and results of operations”.

Process Technology

Advancements of process technologies have improved the quality of PV products and enhanced their conversion efficiencies. Assuming other things being the same, high conversion efficiencies reduce the manufacturing cost per watt of PV products and could thereby contribute to increasing gross profit margins. For this reason, solar energy companies, including Q CELLS, are continuously developing advanced process technologies for large-scale manufacturing while reducing costs to maintain and improve profit margins. Q CELLS’ monocrystalline and multicrystalline PV cells achieved average conversion efficiency rates of 19.5% and 18.6%, respectively, in 2014.

Strategic Directions, Including Acquisitions of Businesses

Q CELLS has entered into the solar energy business through the acquisition of assets of Germany-based Q Cells SE in October 2012. As a result, the period-to-period comparisons of its results of operations have been affected by such acquisition, because Q CELLS did not have an actively operating business before such acquisition.

In addition, if the Transaction is consummated, it would affect Q CELLS’ business significantly. The anticipated benefits of the Transaction include, among other things, cost savings and operating efficiencies, revenue synergies, innovation, sharing of best practices and a strengthened market position that may serve as a platform for future growth. However, the ability to realize these anticipated benefits will depend, to a large extent, on the ability to integrate the HSOL and Q CELLS businesses, which is subject to various risks. See “Risk Factors—Risks Relating to HSOL after Consummation of the Transactions—We may not realize all of the anticipated benefits of the Transactions or those benefits may take longer to realize than expected. We may also encounter significant unexpected difficulties in integrating HSOL’s and Q CELLS’ businesses”.

Principal Income Statement Items

Revenues

Q CELLS currently generates most of its revenues from the sale of PV components including PV modules, cells and systems. It also generates a small portion of its revenues from the PV downstream business. Sale of PV modules currently accounts for a substantial majority of Q CELLS’ sale of PV components.

Cost of Sales

Q CELLS’ cost of sales includes the cost of raw materials used for its PV module and PV cell production, primarily consisting of the cost of silicon wafers, as well as other raw materials such as paste, frame and backsheet. In addition, the processing fees paid to the providers of PV module processing services, including HSOL, are included in the cost of sales. Q CELLS expects that the cost of silicon wafers, the primary raw material for the manufacturing of PV products, and the processing fees paid to the providers of PV module processing services to continue constituting a substantial portion of its cost of sales in the near future.

Other items contributing to Q CELLS’ cost of sales are direct labor, which includes salaries and benefits for personnel directly involved in manufacturing activities, manufacturing overhead, which consists of utility, maintenance of production equipment, and other support expenses associated with the manufacturing of its PV products, and depreciation and amortization of manufacturing equipment and facilities.

Operating Expenses

Q CELLS’ operating expenses consist of selling and administrative expenses and research and development expenses.

Selling and Administrative Expenses

Q CELLS’ selling and administrative expenses primarily consist of warranty expenses, shipping and handling costs for products sold, advertising expenses, bad debt expenses, consulting and advisory fees and salaries, commissions, traveling expenses and benefits for its sales and administrative personnel.

Research and Development Expenses

Q CELLS’ research and development expenses primarily consist of salaries and benefits of its research and development staff, other expenses including depreciation, materials used for research and development purposes, and the travel expenses incurred by its research and development staff or otherwise in connection with its research and development activities. Q CELLS expenses its research and development costs as incurred.

Critical Accounting Policies and Estimates

Q CELLS prepares its consolidated financial statements in accordance with IFRS as issued by the IASB, which requires it to make estimates and assumptions that affect the reported amounts of, among other things, assets, liabilities, revenue and expenses. Q CELLS bases its estimates on its own historical experience and on various other factors that it believes to be relevant under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. Some of Q CELLS’ accounting policies require higher degrees of judgment than others in their application. Q CELLS considers the policies discussed below to be critical to an understanding of its financial statements as their application places the most significant demands on its management’s judgment.

Revenue Recognition

Q CELLS’ primary business activity is to produce and sell PV components including PV modules, cells and systems. It also generates a small portion of its revenues from the PV downstream business.

Sales revenues for PV components are recognized upon delivery, i.e. with the transfer of risk to the customer. Revenues from the PV downstream business that involve construction contracts are recognized in line with the progress of construction under the percentage of completion method. Under this method, revenues are recognized based on the percentage of total costs incurred (including labor and raw material costs) as compared to estimated total costs for each contract, which requires the ability to reliably measure percentage of completion and actual costs incurred. If it is probable that the cost of the construction contract as a whole will exceed the total income it generates, the anticipated losses are recognized in full immediately.

Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses. Depreciation is recognized on a straight-line basis over the estimated useful lives of the assets, as follows:

Buildings	33 to 38 years
Technical equipment and machinery	6 to 13 years
Other equipment, operating and office equipment	3 to 18 years

The carrying amounts of property, plant and equipment are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, the asset’s recoverable amount is estimated and an impairment write-down is recorded if the recoverable amount is lower than the carrying amount. The estimation of the asset’s recoverable amount often requires the management to estimate the future cash flows generated from the asset and the discount rate that reflects current market assessment of the time value of money and the risks specific to the asset.

Warranty Provisions

Q CELLS provides long-term warranty for its PV products that is standard in the solar industry. Q CELLS provides material and workmanship warranty for its PV products for a period of ten years and provides performance warranty for its PV modules for a period of 25 years. Under the 25-year performance warranty, in the first year, Q CELLS guarantees no less than 97% of the nominal power generation capacity for its PV modules and an annual output degradation of no more than 0.6% thereafter. By the end of the 25th year, the actual power output shall be no less than 83% of the nominal power generation capacity.

Because Q CELLS has produced its PV products for a relatively short period, Q CELLS’ assumptions regarding the durability and reliability of its products may not be accurate. Q CELLS currently accrues warranty provision based on estimated failure rates of 2.0% to 2.5% for PV modules and 0.1% for PV cells, which have been determined primarily based on the results of historical warranty claims experience of Q CELLS. The basis for the warranty accrual will be reviewed periodically based on actual experience. If actual warranty claims exceed current estimates, Q CELLS’ results of operations could be negatively affected.

Intangible Assets

Intangible assets of Q CELLS as of December 31, 2013 comprised of customer relationships, technologies, trademarks and software licenses. Q CELLS’ trademarks have indefinite useful lives and are not amortized. Other intangible assets are amortized on a straight-line basis over the estimated useful lives of the assets, as follows:

Customer relationships	12 years
Technology	3 years
Software licenses	3 years

Impairment tests are performed annually for intangible assets with indefinite useful lives or if impairment triggers are identified. Q CELLS has performed an impairment test for the trademark as of December 31, 2013 and no impairment losses have been recognized. The impairment test requires the management to make assumptions regarding cash flow projections, estimated growth rates and discount rates. See Note 17 to Q CELLS’ audited consolidated financial statements for 2013 included in this Shareholder Circular.

Deferred Tax Assets

Deferred tax assets are measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on laws that have been enacted at the reporting date. While Q CELLS had tax losses carried forward in Germany, Malaysia and Australia, no deferred tax assets were recognized for these losses because it was not considered probable that there would be sufficient future taxable profit against which the tax losses carried forward can be utilized. Since Q CELLS is unable to reliably measure its future income, it also impairs all deferred tax assets resulting from unrealized gains and losses on inventories.

Results of Operations

Since substantially all of Q CELLS’ revenues are derived from the sale of PV components, it presented its revenues and cost of sales on a combined basis. Q CELLS believes that this presentation provides sufficient information in assessing its operating and financial performance. The following table sets forth Q CELLS’ summary consolidated statements of comprehensive income for the periods indicated:

	From September 12 to December 31,		For the year ended December 31,		For six months ended June 30,
	2012 (1)		2013		2013		2014
Consolidated statement of comprehensive income data	US$	% of revenue	US$	% of revenue	US$	% of revenue	US$	% of revenue
	(audited)				(unaudited)
	(in millions of US$, except percentages)

Revenues (2)	70.2	—	546.5	—	235.6	—	416.1	—
Cost of sales	74.7	106.4%	467.1	85.5%	224.5	95.3%	352.7	84.8%

Gross Profit	-4.5	-6.4%	79.4	14.5%	11.1	4.7%	63.4	15.2%
Selling and administrative expenses	22.2	31.6%	63.8	11.7%	28.9	12.3%	43.1	10.4%
Research and development expenses	5.2	7.4%	30.6	5.6%	15.4	6.5%	12.5	3.0%

Operating Income	-31.9	-45.4%	-15.0	-2.7%	-33.2	-14.1%	7.8	1.9%
Other income	4.9	7.0%	61.2	11.2%	15.5	6.6%	14.6	3.5%
Other expense	7.1	10.1%	59.2	10.8%	13.1	5.6%	12.6	3.0%
Financial income	0.5	0.7%	0.5	0.1%	2.9	1.2%	0.5	0.1%
Financial expense	3.1	4.4%	17.0	3.1%	9.0	3.8%	11.3	2.7%

Income before income tax	-36.7	-52.3%	-29.5	-5.4%	-36.9	-15.7%	-1.0	-0.2%
Income taxes	0.0	0.0%	0.8	0.1%	-4.4	-1.9%	0.7	0.2%

Net result for the period	-36.7	-52.3%	-30.3	-5.5%	-32.5	-13.8%	-1.7	-0.4%

(1)	Q CELLS was incorporated in September 2012 and commenced its operations on October 16, 2012 following Parent’s acquisition of Q CELLS’ business in October 2012 from Q Cells SE which was in the bankruptcy proceedings. Therefore, the results of operations of Q CELLS for 2012 (as described herein) covers only the period between September 12 and December 31, 2012 and, as such, are not directly comparable to the results of operations of Q CELLS in the subsequent periods.
(2)	Q CELLS’ revenue generating activities consist of the sale of PV components and the PV downstream business. The operating results of the PV downstream business were immaterial in the periods covered by this table and, therefore, substantially all of the revenues were attributable to the sale of PV components.

Revenues

Q CELLS recorded revenues of US$70.2 million, US$546.5 million and US$416.1 million for the period between September 12 and December 31, 2012, the year ended December 31, 2013 and the first half of 2014, respectively.

The increase in Q CELLS’ revenues was driven by its revenues from new markets and customers supported by the stabilization of its operations out of the bankruptcy.

Specifically, Q CELLS recorded 309.4 MWp, 244.7 MWp and 30.2 MWp of sales of PV modules in Japan, Europe and the US, respectively, in 2013 and 300.8 MWp, 149.4 MWp and 20.1 MWp of sales of PV modules in Japan, Europe and the US, respectively, in the first half of 2014.

Further contributing to this increase in sales volume was the minimum import price (the “MIP”) imposed by the EU, which limited the inflow of low price PV modules manufactured in China into the EU. The MIP, a result of the trade disputes between the EU and China, was initially set at EUR 0.56/Wp, in August 2013, and was subsequently reduced to EUR 0.53/Wp in April 2014.

The increase in revenues due to the increase in sales volume was partially off-set by the expected cuts in feed-in Tariffs (the “FiT”) in the Japanese market. The FiT, which provided subsidies in the amount of US$0.36/Wp and US$0.37/ Wp for commercial and residential PV system owners, respectively, in 2013, was subsequently decreased to US$0.32 /Wp and US$0.36/Wp, respectively, in the first half of 2014.

Cost of sales

Q CELLS recorded cost of sales of US$74.7 million, US$467.1 million and US$352.7 million for the period between September 12 and December 31, 2012, the year ended December 31, 2013 and the first half of 2014, respectively.

The increase in Q CELLS’ cost of sales was mainly attributable to the increase in its sales volume.

However, Q CELLS’ continued cost saving initiatives resulted in a gradual decline in its unit production costs. Such cost saving initiatives include debottlenecking activities at the Malaysian production plant, lowering procurement costs, outsourcing the production of PV modules to low-cost tolling manufacturers and increasing utilization rates.

As a result of such cost saving initiatives, production cost for PV modules at Q CELLS’ Thalheim facilities decreased by 3% (monocrystalline) and 17% (multicrystalline) in 2013. Furthermore, due to the terms and conditions for tolling engagements which are more favorable to Q CELLS, its production cost for modules produced at HSOL’s facilities at Qidong, China, decreased by 5% in 2013. Q CELLS also began to outsource its PV module production in Europe to a tolling manufacturer in Poland, which is capable of producing PV modules at costs up to 19% (multicrystalline) lower than that of Q CELLS’ Thalheim facilities.

Gross Profit

As a result of the foregoing, Q CELLS recorded gross loss of US$4.5 million for the period between September 12 and December 31, 2012 and gross profit of US$79.4 million and US$63.4 million for the year ended December 31, 2013 and the first half of 2014, respectively. Q CELLS recorded gross loss margin of 6.4% for the period between September 12 and December 31, 2012 and gross profit margin of 14.5% and 15.2% for the year ended December 31, 2013 and the first half of 2014, respectively.

Operating Expenses

Selling and Administrative Expenses

Q CELLS incurred selling and administrative expenses in the amount of US$22.2 million, US$63.8 million and US$43.1 million for the period between September 12 and December 31, 2012, the year ended December 31, 2013 and the first half of 2014, respectively.

Q CELLS incurred a reversal of warranty expenses in the amount of US$15.8 million in 2013 due to its change of assumptions regarding the uncertain outflow of economic benefits in the future, as a result of which Q CELLS concluded that its previous estimates of warranty provisions were excessive.

Primarily due to its on-going disputes with the insolvency administrator of the former Q Cells SE in Germany, Q CELLS incurred expenses to external agencies (e.g., legal counsel and consultants) in the amount of US$8.8 million in 2013 and US$2.4 million in the first half of 2014.

In 2014, Q CELLS hired more sales personnel to support its expanding operations. Total salaries recognized by Q CELLS as selling and administrative expenses were US$49.5 million in 2013 and US$29.1 million in the first half of 2014.

Research and Development Expenses

Q CELLS incurred research and development expenses in the amount of US$5.2 million, US$30.6 million and US$12.5 million for the period between September 12 and December 31, 2012, the year ended December 31, 2013 and the first half of 2014, respectively.

Operating Income (Loss)

As a result of the foregoing, Q CELLS recorded operating loss of US$31.9 million and US$15.0 million for the period between September 12 and December 31, 2012 and the year ended December 31, 2013, respectively, and operating income of US$7.8 million for the first half of 2014. Q CELLS recorded operating loss margin of 45.4% and 2.7% for the period between September 12 and December 31, 2012 and the year ended December 31, 2013, respectively, and operating profit margin of 1.9% for the first half of 2014.

Other Income and Expense

Q CELLS recorded other income of US$4.9 million, US$61.2 million and US$14.6 million for the period between September 12 and December 31, 2012, the year ended December 31, 2013 and the first half of 2014, respectively. Other income recognized by Q CELLS was primarily due to its foreign exchange transaction and translation gains which, in turn, were primarily attributable to the differences of exchange rates between the dates of transactions and the dates of the corresponding settlements.

Q CELLS recorded other expense of US$7.1 million, US$59.2 million and US$12.6 million for the period between September 12 and December 31, 2012, the year ended December 31, 2013 and the first half of 2014, respectively. Other expenses recognized by Q CELLS were primarily due to its foreign exchange transaction and translation losses which, in turn, were primarily attributable to the differences of exchange rates between the dates of transactions and the dates of the corresponding settlements.

Financial Income and Expense

Q CELLS incurred net financial expense of US$2.6 million, US$16.5 million and US$10.8 million for the period between September 12 and December 31, 2012, the year ended December 31, 2013 and the first half of 2014, respectively. This comparative increase in net financial expense was primarily due to the following:

•	Q CELLS took out loans from Hana Bank in the amount of US$50.0 million (which were outstanding as of June 30, 2014) in March 1, 2013, as a result of which Q CELLS’ average borrowing amount and, in turn, financial expense, increased.

•	The Asset Purchase Agreement prescribes that interests on outstanding payments regarding the purchase price will be accrued at a rate of 5% through the date of expert opinion and 8% thereafter. The expert opinion was delivered in the second half of 2013, increasing the financial expense arising from Q CELLS’ payment obligation under the Asset Purchase Agreement for the subsequent periods.

Income Taxes

Q CELLS recorded income tax expenses of US$0.0 million, US$0.8 million and US$0.7 million for the period between September 12 and December 31, 2012, the year ended December 31, 2013 and the first half of 2014, respectively.

Net Income (Loss)

As a result of the foregoing, Q CELLS recorded net loss of US$36.7 million, US$30.3 million and US$1.7 million for the period between September 12 and December 31, 2012, the year ended December 31, 2013 and the first half of 2014, respectively.

Liquidity and Capital Resources

Liquidity

Q CELLS operates in an industry with significant financing requirements. Its principal sources of liquidity have been:

•	cash generated by its operations;

•	capital increase of US$220.2 million in 2013 and US$110.0 million in 2012 from Hanwha Chemical; and

•	proceeds from borrowings from banks.

Q CELLS’ principal cash requirements or uses have been:

•	financing its working capital requirements; and

•	financing its capital expenditures.

As of December 31, 2013 and June 30, 2014, Q CELLS had a working capital surplus (defined as current assets net of current liabilities) of US$325.2 million and US$308.4 million, respectively. Q CELLS’ most significant financial liabilities are the Malaysian government loan, payable in installments from 2013 through 2031, and bank loans repayable in 2016. Q CELLS plans to meet its debt obligations and maintain adequate funds to finance its working capital and capital expenditure requirements using cash from its operations, current and future financing arrangements and cash and cash equivalents.

Cash Flows

The following table sets forth a summary of Q CELLS’ cash flows for the periods indicated:

	From September 12 to December 31,	For the year ended December 31,	For six months ended June 30,
	2012	2013	2013	2014
	(audited)		(unaudited)
	(in millions of US$)

Cash flows from operating activities	-28.7	-21.0	-13.5	64.2
Cash flows from investing activities	-47.4	-15.1	-8.5	-28.1
Cash flows from financing activities	138.0	231.9	49.3	-5.0
Net increase (decrease) in cash and cash equivalents	61.9	195.8	27.3	31.1

Cash Flows from Operating Activities

Net cash provided by operating activities primarily consists of net income (loss) before taxes, as adjusted for non-cash items such as depreciation and foreign exchange translation gains and losses, and the effect of changes in certain operating assets and liabilities such as account receivables, non-trade receivables, inventories and other assets (including advance payments), long-term loans, account payables, non-trade payables, accrued expenses and other liabilities (including advance received).

Q CELLS’ net cash used in operating activities was US$28.7 million for the period between September 12 and December 31, 2012, which was derived from net loss before taxes of US$36.7 million, adjusted to reflect a net increase relating to non-cash items and a net decrease relating to changes in operating assets and liabilities. The adjustments relating to non-cash items were primarily comprised of a depreciation and amortization of US$17.2 million and non-cash expenses of US$6.6 million. The adjustments relating to changes in operating assets and liabilities, which resulted in a net cash outflow of US$17.8 million, were primarily comprised of a decrease of US$25.2 million in account payables and other payables, a decrease of US$9.9 million in inventories and an increase of US$7.3 million in account receivables and other receivables.

Q CELLS’ net cash used in operating activities was US$21.0 million in 2013, which was derived from net loss before taxes of US$29.5 million, adjusted to reflect a net increase relating to non-cash items and a net decrease relating to changes in operating assets and liabilities. The adjustments relating to non-cash items were primarily comprised of depreciation and amortization of US$35.6 million, non-cash expenses of US$32.6 million, interest expenses of US$17.0 million, and non-cash income of US$15.4 million. The adjustments relating to changes in operating assets and liabilities, which resulted in a net cash outflow of US$60.8 million, were primarily comprised of an increase of US$155.5 million in account payables and other payables, an increase of US$140.5 million in account receivables and other receivables and an increase of US$53.5 million in inventories. The increases in account payables, account receivables and inventories were primarily due to the expansion of Q CELLS’ sales activities as its operations stabilized out of the bankruptcy.

Q CELLS’ net cash provided by operating activities was US$64.2 million for the first half of 2014, which was derived from net loss before taxes of US$1.0 million, adjusted to reflect a net increase relating to non-cash items and a net increase relating to changes in operating assets and liabilities. The adjustments relating to non-cash items were primarily comprised of depreciation and amortization of US$17.6 million, and interest expense of US$11.3 million. The adjustments relating to changes in operating assets and liabilities, which resulted in a net cash inflow of US$37.3 million, were primarily comprised of an increase of US$91.6 million in account payables and other payables and an increase of US$55.3 million in account receivables and other receivables. The increases in account payables and account receivables were primarily due to the expansion of Q CELLS’ sales activities. The account payables increased relatively more than the account receivables because Q CELLS was able to secure longer payment terms for its account payables due to the trade credit extended by Hanwha Chemical.

Cash Flows from Investing Activities

Q CELLS’ net cash used in investing activities primarily consists of cash used for the acquisition of tangible assets.

Q CELLS’ net cash used in investing activities was US$47.4 million for the period between September 12 and December 31, 2012, primarily consisting of US$47.0 million of cash used for net consideration for business combination.

Q CELLS’ net cash used in investing activities was US$15.1 million in 2013, primarily consisting of US$14.8 million of cash used for the acquisition of tangible assets, primarily consisting of its manufacturing machinery and equipment.

Q CELLS’ net cash used in investing activities was US$28.1 million in the first half of 2014, primarily consisting of US$16.6 million of cash used for the acquisition of tangible assets, primarily consisting of the increased capital expenditures in Malaysia to increase capacity through debottlenecking, and US$12.0 million of cash used for loans to Hanwha Q CELLS USA, one of its affiliates.

Cash Flows from Financing Activities

Q CELLS’ net cash generated from financing activities primarily consists of capital contributions by shareholders and proceeds from bank borrowings, as offset by interest paid on the bank borrowings.

Q CELLS’ net cash provided by financing activities was US$138.0 million for the period between September 12 and December 31, 2012. This was attributable to proceeds from capital increase of US$110.0 million contributed by Hanwha Chemical and proceeds from borrowings of US$30.0 million from Hana Bank, partially offset by interest paid of US$2.0 million.

Q CELLS’ net cash provided by financing activities was US$231.9 million in 2013. This was mainly attributable to proceeds from capital increase of US$220.2 million contributed by Hanwha Chemical and proceeds from borrowings of US$20.0 million from Hana Bank, partially offset by interest paid of US$7.3 million.

Q CELLS’ net cash used in financing activities was US$5.0 million for the first half of 2014. This was attributable to finance lease payments of US$3.9 million and interest paid of US$2.0 million, partially offset by borrowings of US$0.9 million.

Capital Resources and Capital Expenditures

As of June 30, 2014, Q CELLS had long-term borrowings of US$86.5 million and short-term borrowings of US$5.5 million. As of December 31, 2013, Q CELLS had long-term borrowings of US$83.5 million and short-term borrowings of US$7.4 million. Its borrowings consist mainly of the Malaysian government loan and bank loans from Hana Bank. The principal amount of the Malaysian government loan is MYR 850 million and is repayable in installments from 2013 through 2031. Interest rates are variable, with a fixed 0% interest through 2019, a fixed 1% interest through 2027 and a fixed 2% interest through maturity. The fixed assets of Hanwha Q CELLS Malaysia were pledged as collaterals and the loan was guaranteed by Hanwha Chemical. The book value of the Malaysian government loan as of December 31, 2013 was US$33.5 million, which is the fair value of the loan measured at an effective interest rate of 17.8% per annum. Loans from Hana Bank have an aggregate principal amount of US$50 million and mature in 2016. See Note 25 to Q CELLS’ audited consolidated financial statements for 2013 included in this Shareholder Circular.

Q CELLS also entered into manufacturing agreements with equipment suppliers, the payments under which are treated as finance lease payments and recognized as other financial liabilities. See Note 25 to Q CELLS’ audited consolidated financial statements for 2013 included in this Shareholder Circular.

Q CELLS’ capital expenditures amounted to US$14.8 million in 2013 and US$16.6 million in the first half of 2014, which were primarily used to maintain and upgrade its production facilities and equipment. Q CELLS expects that its capital expenditures would substantially increase in 2015, primarily in connection with the construction of 800MW PV module processing facilities at its Malaysia plant, which would require approximately US$83 million of capital expenditures (subject to change) and is expected to be completed in the fourth quarter of 2015.

As of December 31, 2013 and June 30, 2014, Q CELLS had cash and cash equivalents of US$257.7 million and US$288.8 million, respectively. As of December 31, 2013, Q CELLS had US$7.9 million of unused available bank credit facilities.

Q CELLS believes that it has several alternatives available to satisfy its financing requirements, including short-term and long-term borrowing facilities and support from Hanwha Chemical and its affiliates in the form of capital increase and guarantees. Its ability to rely on these sources, however, could be affected by its financial position and results of operations, the liquidity of the financial markets and institutional lenders and the financial condition of Hanwha Chemical and its affiliates.

Quantitative and Qualitative Disclosures about Market Risk

Market risk generally represents the risk that losses may occur in the values of financial instruments as a result of movements in interest rates, foreign exchange rates and equity prices. Q CELLS is exposed to various financial market risks in its ordinary course business transactions. Its primary market risk exposures relate to foreign exchange rate movements on foreign currency-denominated trade receivables, trade payables, cash and cash equivalents and loan payable.

Foreign Exchange Rate Risk

A significant portion of Q CELLS’ trade receivables, cash and cash equivalents and trade payables are denominated in currencies other than United States dollars, primarily in Euros. In addition, the loan from the Malaysian government is denominated in Malaysian Ringgit. Q CELLS seeks to reduce its exposure to foreign exchange rate risk by matching, to the extent possible, receipts and payments in the individual currency. To the extent the exposure to foreign exchange rate risk is not mitigated through such matching, Q CELLS may use appropriate hedging instrument after considering the associated risks and opportunities. As of June 30, 2014, Q CELLS was engaged in currency forward contracts relating to Australian dollars in a nominal amount of AUD 2.8 million, which were the only derivative transactions engaged by Q CELLS. See Note 15 to Q CELLS’ unaudited interim consolidated financial statements for the six months ended June 30, 2014 included in this Shareholder Circular. Q CELLS has used, and intends to continue to use, such derivative financial instruments only for hedging purposes and not for speculative purposes.

Q CELLS’ financial condition and results of operations could be positively or negatively affected, depending upon whether and by how much the value of the Euro, Malaysian Ringgit or other currencies appreciates or depreciates against the United States dollar or other relevant currencies and the extent of the mismatch, if any, between its revenues and expenses in different currencies and its net foreign currency asset or liability position at the time. For sensitivity analysis of the effects of the currency exchange rate fluctuations on Q CELLS’ financial assets and liabilities, see Note 6 to Q CELLS’ audited consolidated financial statements for 2013 included in this Shareholder Circular.

Interest Rate Risk

Q CELLS is exposed to interest rate risk with respect to the interest earned on its short-term deposits and interest paid on its borrowings. As of December 31, 2013 and June 30, 2014, substantially all of Q CELLS’ borrowings were fixed interest rate borrowings. See Note 6 to Q CELLS’ audited consolidated financial statements for 2013 included in this Shareholder Circular.

Inflation

Since its inception, inflation in Germany or Malaysia has not materially affected Q CELLS’ results of operations.

NON-GAAP CONDENSED COMBINED FINANCIAL INFORMATION

The following non-GAAP condensed combined financial information is based on the unaudited historical consolidated financial statements of HSOL and the unaudited historical consolidated financial statements of Q CELLS prepared in accordance with US GAAP, and adjusted to include the elimination adjustments of the sale and purchase transactions between the two entities. The historical consolidated financial statements of HSOL or Q CELLS prepared under the US GAAP have not been audited or reviewed by any independent registered public accounting firm. The adjustments are based upon available information and certain assumptions that we believe are reasonable under the circumstances. The non-GAAP condensed combined financial information does not give effect to the proposed HSOL’s issuance of new Shares to Parent or all the necessary adjustments to account for the proposed business combination in accordance with Accounting Standards Codification Topic 805, “Business Combinations”.

The non-GAAP condensed combined financial information is not pro forma financial information prepared in accordance with Article 11 of Regulation S-X. Accordingly, it may not include the adjustments made in financial information prepared in accordance with such requirements, some of which may be material, including but not limited to adjustments for tangible and intangible assets acquired and associated amortization expenses, as a valuation of such assets has not yet been made. It is solely for informational purposes and is not necessarily indicative of the financial position of the assumed combined entity as of December 31, 2013 or June 30, 2014, the results of operations that might have been achieved by the combined entity for the periods indicated, or the future results of the assumed combined entity. See “Risk Factors—Risks Relating to Q CELLS’ Business—The non-GAAP condensed combined financial information included in this Shareholder Circular is presented for illustrative purposes only and may not be an indication of the combined company’s financial condition or results of operations following the Transaction”.

The non-GAAP condensed combined financial information should be read in conjunction with the historical financial statements of Q CELLS prepared in accordance with IFRS as issued by the IASB included elsewhere in this shareholder circular. For a summary of the differences between IFRS and US GAAP, including a reconciliation of consolidated net income and shareholders’ equity from IFRS to US GAAP, see “Q CELLS Historical Financial Statements—Summary of Differences between IFRS and US GAAP”.

Non-GAAP Combined Balance Sheets

	As of December 31, 2013				As of June 30, 2014
	Unaudited Consolidated Balance Sheet of HSOL	Unaudited Consolidated Balance Sheet of Q CELLS	Adjustments	Combined	Unaudited Consolidated Balance Sheet of HSOL	Unaudited Consolidated Balance Sheet of Q CELLS	Adjustments	Combined
	(US$ million)	(US$ million)	(US$ million)	(US$ million)	(US$ million)	(US$ million)	(US$ million)	(US$ million)
ASSETS
Current assets:
Cash and cash equivalents	204.9	257.7		462.6	159.5	288.8		448.3
Restricted cash	26.9	6.6		33.5	70.7	6.4		77.1
Accounts receivable - net	122.1	108.4		230.5	104.2	28.9		133.1
Notes receivable	1.8	—		1.8	1.2	—		1.2
Inventories	123.4	148.9		272.3	138.6	149.1		287.7
Advance to suppliers – net	29.9	8.7		38.6	32.9	8.0		40.9
Derivative contracts	4.4	—		4.4	—	—		—
Amount due from related parties	87.0	59.5	(28.7)	117.8	91.4	182.0	(29.8)	243.6
Other current assets - net	49.5	8.9		58.4	40.8	9.2		50.0

Total current assets	649.9	598.7		1,219.9	639.3	672.4		1,281.9

Non-current assets:
Long-term prepayments	21.6	—		21.6	12.2	—		12.2
Fixed assets – net	735.2	144.9		880.1	708.6	155.5		864.1
Intangible assets -	—	22.1		22.1	—	17.8		17.8
Land use rights – net	44.7	—		44.7	43.8	—		43.8
Deferred tax assets – net	0.5	4.3		4.8	0.5	—		0.5
Amount due from related parties	—	3.2		3.2	—	15.2		15.2
Long-term deferred expenses	1.6	—		1.6	0.7	—		0.7
Other non-current assets	—	1.4		1.4	—	1.4		1.4

Total non-current assets	803.6	175.9		979.5	765.8	189.9		955.7

Total assets	1,453.5	774.6		2,199.4	1,405.1	862.3		2,237.6

Non-GAAP Combined Balance Sheets (Continued)

	As of December 31, 2013				As of June 30, 2014
	Unaudited Consolidated Balance Sheet of HSOL	Unaudited Consolidated Balance Sheet of Q CELLS	Adjustments	Combined	Unaudited Consolidated Balance Sheet of HSOL	Unaudited Consolidated Balance Sheet of Q CELLS	Adjustments	Combined
	(US$ million)	(US$ million)	(US$ million)	(US$ million)	(US$ million)	(US$ million)	(US$ million)	(US$ million)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank borrowings	181.3	6.3		187.6	218.4	4.4		222.8
Long-term bank borrowings, current portion	38.4	1.1		39.5	256.0	1.1		257.1
Convertible bonds	—	—		—	75.1	—		75.1
Accounts payable	114.1	43.3		157.4	85.0	35.6		120.6
Notes payable	81.1	—		81.1	75.7	—		75.7
Accrued expenses and other liabilities	63.8	101.8		165.6	58.8	112.6		171.4
Customer deposits	7.8	6.4		14.2	5.6	1.7		7.3
Unrecognized tax benefit	23.5	—		23.5	18.8	—		18.8
Derivative contracts	1.1	—		1.1	2.9	—		2.9
Amount due to related parties	41.8	121.6	(28.7)	134.7	38.8	219.6	(29.8)	228.6

Total current liabilities	552.9	280.5		804.7	835.1	375.0		1,180.3

Non-current liabilities:
Long-term bank borrowings	401.2	83.5		484.7	163.2	86.5		249.7
Long-term notes	100.0	—		100.0	100.0	—		100.0
Long-term payables	8.2	3.1		11.3	8.1	4.4		12.5
Deferred tax liabilities	4.0	5.1		9.1	3.9	—		3.9
Convertible bonds	77.1	—		77.1	—	—		—
Other non-current liabilities	—	15.6		15.6	—	16.9		16.9

Total non-current liabilities	590.5	107.3		697.8	275.2	107.8		383.0

Total liabilities	1,143.4	387.8		1,502.5	1,110.3	482.8		1,563.3

Redeemable ordinary shares	—	—		—	—	—		—

Shareholders’ equity	310.1	386.8		696.9	294.8	379.5		674.3

Total liabilities, redeemable ordinary shares and shareholders’ equity	1,453.5	774.6		2,199.4	1,405.1	862.3		2,237.6

Non-GAAP Combined Statements of Comprehensive Income

	For the year ended December 31, 2013				For the six months ended June 30, 2014
	Unaudited Consolidated Statement of Comprehensive Income of HSOL	Unaudited Consolidated Statement of Comprehensive Income of Q CELLS	Adjustments	Combined	Unaudited Consolidated Statement of Comprehensive Income of HSOL	Unaudited Consolidated Statement of Comprehensive Income of Q CELLS	Adjustments	Combined
	(US$ million)	(US$ million)	(US$ million)	(US$ million)	(US$ million)	(US$ million)	(US$ million)	(US$ million)

Net revenues	763.1	546.5	(83.3)	1,226.3	365.8	416.1	(49.0)	732.9

Cost of revenues	(709.0)	(467.1)	83.3	(1,092.8)	(323.0)	(352.7)	49.0	(626.7)

Gross profit	54.1	79.4		133.5	42.8	63.4		106.2

Operating expenses:
Selling expenses	(52.6)	(20.3)		(72.9)	(18.9)	(21.9)		(40.8)
General and administrative expenses	(52.3)	(51.8)		(104.1)	(20.6)	(25.2)		(45.8)
Research and development expenses	(14.9)	(30.8)		(45.7)	(6.3)	(13.2)		(19.5)

Total operating expenses	(119.8)	(102.9)		(222.7)	(45.8)	(60.3)		(106.1)

Operating profit (loss)	(65.7)	(23.5)		(89.2)	(3.0)	3.1		0.1

Interest expenses	(52.3)	(17.0)		(69.3)	(28.9)	(11.3)		(40.2)
Interest income	3.4	0.5		3.9	3.0	0.5		3.5
Exchange gains (losses)	7.0	1.1		8.1	(0.8)	0.4		(0.4)
Changes in fair value of derivative contracts	10.3	—		10.3	(4.9)	—		(4.9)
Changes in fair value of conversion feature of convertible bonds	(1.0)	—		(1.0)	0.5	—		0.5
Other income	1.3	7.0		8.3	0.8	1.9		2.7
Other expenses	(2.6)	(6.1)		(8.7)	(2.5)	(0.3)		(2.8)

Loss before income taxes	(99.6)	(38.0)		(137.6)	(35.8)	(5.7)		(41.5)

Income tax benefit (expenses)	(41.6)	(0.8)		(42.4)	5.1	(0.7)		4.4

Net loss	(141.2)	(38.8)		(180.0)	(30.7)	(6.4)		(37.1)

Other comprehensive income (loss), net of tax
Foreign currency translation adjustment	11.2	1.2		12.4	(1.8)	(0.9)		(2.7)

Comprehensive loss	(130.0)	(37.6)		(167.6)	(32.5)	(7.3)		(39.8)

Q CELLS’ HISTORICAL FINANCIAL STATEMENTS

Q CELLS’ Historical Financial Statements

Consolidated Financial Statements as of and for the Years Ended December 31, 2012 and December 31, 2013

Consolidated Statement of Financial Position

Hanwha Q CELLS Investment Co. Ltd.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

DECEMBER 31, 2012

(In millions of $)

ASSETS	Notes	Dec. 31, 2012	Sep. 12, 2012	EQUITY AND LIABILITIES	Notes	Dec. 31, 2012	Sep. 12, 2012

A. NON-CURRENT ASSETS				A. SHAREHOLDERS’ EQUITY
I. Intangible assets	17	29.0	—	I. Common stock	24	—	—

II. Property, plant and equipment	18	160.5	—	II. Additional paid in capital	24	237.1	—

III. Other non-current financial assets	19	4.7	—	III. Retained earnings	24	-36.7	—

				IV. Accumulated other comprehensive income	24	2.9	—

		194.2	—			203.3	—

B. CURRENT ASSETS				B. NON-CURRENT LIABILITIES
I. Inventories	20	95.5	—	I. Borrowings	25	29.0	—

II. Trade and other receivables	6, 21	39.2	—	II. Non-current provisions	26	28.3	—

III. Other current assets	22	11.5	—

IV. Cash and cash equivalents	23	61.9	—

		208.1	—			57.3	—

				C. CURRENT LIABILITIES
				I. Borrowings	25	31.0	—

				II. Trade and other payables	6	77.7	—

				III. Other current financial liabilities	27	15.8	—

				IV. Current tax liabilities	15	0.2	—

				V. Current provisions	26	15.8	—

				VI. Other current liabilities	27	1.2	—

						141.7	—

TOTAL ASSETS		402.3	—	TOTAL EQUITY AND LIABILITIES		402.3	—

Hanwha Q CELLS Investment Co. Ltd.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

DECEMBER 31, 2013

(In millions of $)

ASSETS	Notes	Dec. 31, 2013	Dec. 31, 2012	Sept. 12, 2012	EQUITY AND LIABILITIES	Notes	Dec. 31, 2013	Dec. 31, 2012	Sept. 12, 2012

A. NON-CURRENT ASSETS					A. SHAREHOLDERS’ EQUITY
I. Intangible assets	17	22.7	29.0	—	I. Common stock	24	—	—	—

II. Property, plant and equipment	18	144.9	160.5	—	II. Additional paid in capital	24	457.3	237.1	—

III. Other non-current financial assets	19	4.6	4.7	—	III. Retained earnings	24	-67.0	-36.7	—

IV. Deferred income tax assets	15	4.3	—	—	IV. Accumulated other comprehensive income	24	4.1	2.9	—

		176.5	194.2	—			394.4	203.3	—

B. CURRENT ASSETS					B. NON-CURRENT LIABILITIES
I. Inventories	20	148.9	95.5	—	I. Borrowings	25	83.5	29.0	—

II. Trade and other receivables	6, 21	172.6	39.2	—	II. Other non-current financial liabilities	25	3.1	—	—

III. Other current financial assets	17	6.8	—	—	III. Non-current provisions	26	15.6	28.3	—

IV. Other current assets	22	12.7	11.5	—	IV. Deferred income tax liabilities	15	5.1	—	—

V. Cash and cash equivalents	23	257.7	61.9	—

		598.7	208.1	—			107.3	57.3	—

					C. CURRENT LIABILITIES
					I. Borrowings	25	7.4	31.0	—

					II. Trade and other payables	6	233.3	77.7	—

					III. Other current financial liabilities	27	13.5	15.8	—

					IV. Current tax liabilities	15	—	0.2	—

					V. Current provisions	26	12.8	15.8	—

					VI. Other current liabilities	27	6.5	1.2	—

							273.5	141.7	—

TOTAL ASSETS		775.2	402.3	—	TOTAL EQUITY AND LIABILITIES		775.2	402.3	—

Consolidated Statement of Profit or Loss and Other Comprehensive Income

Hanwha Q CELLS Investment Co. Ltd.

CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

FOR THE PERIOD FROM SEPTEMBER 12 TO DECEMBER 31, 2012

(In millions of $)

	Notes	Sept. 12 - Dec. 31, 2012

Revenue	8	70.2

Cost of Sales	9	74.7

Gross Profit		-4.5

Selling and administrative expenses	10	22.2

Research and development expenses	10	5.2

Operating Income		-31.9

Other income	10	4.9

Other expense	11	7.1

Financial income	10	0.5

Financial costs	11	3.1

Income before income tax		-36.7

Income taxes	14	0.0

Net result for the period	16	-36.7

Other comprehensive income
Wholly comprising items that are or may be reclassified to profit or loss		2.9

Foreign currency translation differences	16	2.9

Total comprehensive income	16	-33.8

Hanwha Q CELLS Investment Co. Ltd.

CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

FOR THE PERIOD FROM JANUARY 1 TO DECEMBER 31, 2013

(In millions of $)

	Notes	Jan. 1 - Dec. 31, 2013	Sept. 12 - Dec. 31, 2012

Revenue	8	546.5	70.2

Cost of Sales	9	467.1	74.7

Gross Profit		79.4	-4.5

Selling and administrative expenses	10	63.8	22.2

Research and development expenses	10	30.6	5.2

Operating loss		-15.0	-31.9

Other income	10	61.2	4.9

Other expenses	11	59.2	7.1

Financial income	10	0.5	0.5

Financial costs	11	17.0	3.1

Loss before income tax		-29.5	-36.7

Tax expenses	14	0.8	0.0

Net loss for the period	16	-30.3	-36.7

Other comprehensive loss
Wholly comprising items that are or may be reclassified to profit or loss

Foreign currency translation differences	16	1.2	2.9

Total comprehensive loss	16	-29.1	-33.8

Consolidated Statement of Cash Flows

Hanwha Q CELLS Investment Co. Ltd.

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE PERIOD FROM JANUARY 1 TO DECEMBER 31, 2013

(in millions of U.S. dollars)

	Notes	Jan. 1- Dec. 31, 2013	Sep. 12- Dec. 31, 2012
Earnings before tax		-29.5	-36.7

Depreciation and amortization	17, 18	35.6	17.2

Non-cash income	11	-15.4	-0.6

Non-cash expenses	12	32.6	6.6

Interest income	14	-0.5	-0.5

Interest expenses	14	17.0	3.1

Changes in restricted cash	19	-6.6	0.0

Change in account receivables and other receivables	21	-140.5	-7.3

Change in inventories	20	-53.5	9.9

Change in account payables and other payables	6	155.5	-25.2

Change in provisions	26	-15.7	4.8

Cash flows from operating activities		-21.0	-28.7

Net consideration for business combination	7	0.0	-47.0

Acquisition of tangible assets	18	-14.8	-3.3

Acquisition of intangible assets	17	-0.7	-0.2

Interest received		0.6	1.5

long-term loans	6	-0.2	1.6

Cash flows from investing activities		-15.1	-47.4

Capital increase	5	220.2	110.0

Proceeds from borrowings	5	50.0	30.0

Repayment of borrowings	5	-30.0	0.0

Finance lease payments	25	-1.0	0.0

Interest paid		-7.3	-2.0

Cash flows from financing activities		231.9	138.0

Net cash flows for the period		195.8	61.9

CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD AS REPORTED IN THE BALANCE SHEET		61.9	0.0

CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD AS REPORTED IN THE BALANCE SHEET		257.7	61.9

Consolidated Statement of Changes in Equity

Hanwha Q CELLS Investment Co. Ltd.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE PERIOD FROM SEPTEMBER 12, 2012 TO DECEMBER 31, 2012

(in millions of U.S. dollars)

	Notes	Common stock	Additional paid-in capital	Retained earnings, including carry- forwards	Foreign exchange differences	Hanwha Q CELLS Investment shareholders	Total equity
Sept. 12, 2012		—	—	—	—	—	—

Capital increase	22	—	237.1	—	—	237.1	237.1

Net loss for the period	16	—	—	-36.7	—	-36.7	-36.7

Other comprehensive income	16	—	—	—	2.9	2.9	2.9

Total comprehensive loss	16	—	—	-36.7	2.9	-33.8	-33.8

Dec. 31, 2012		—	237.1	-36.7	2.9	203.3	203.3

Hanwha Q CELLS Investment Co. Ltd.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE PERIODS FROM SEPTEMBER 12, 2012 TO DECEMBER 31, 2013

(in millions of U.S. dollars)

	Notes	Common stock	Additional paid-in capital	Retained earnings, including carryforwards	Foreign exchange differences	Hanwha Q CELLS Investment shareholders	Total equity
Sept. 12, 2012		—	—	—	—	—	—

Capital increase	22	—	237.1	—	—	237.1	237.1

Net loss for the period	16	—	—	-36.7	—	-36.7	-36.7

Other comprehensive income	16	—	—	—	2.9	2.9	2.9

Total comprehensive loss	16	—	—	-36.7	2.9	-33.8	-33.8

Dec. 31, 2012		—	237.1	-36.7	2.9	203.3	203.3

Jan. 01, 2013		—	237.1	-36.7	2.9	203.3	203.3

Capital increase	22	—	220.2	—	—	220.2	220.2

Net loss for the period	16	—	—	-30.3	—	-30.3	-30.3

Other comprehensive income	16	—	—	—	1.2	1.2	1.2

Total comprehensive loss	16	—	—	-30.3	1.2	-29.1	-29.1

Dec. 31, 2013		—	457.3	-67.0	4.1	394.4	394.4

Notes to the Consolidated Financial Statements

1.	Reporting entity

These consolidated financial statements are the consolidated financial statements of Hanwha Q CELLS Investment Co. Ltd. (“the Company” or “the parent Company”) and its subsidiaries (hereafter referred to as “Hanwha Q CELLS” or “the Group”). The Company was formed on September 12, 2012. The Company’s registered office is at the offices of Intertrust Corporate Services (Cayman) Limited, 87 Mary Street, George Town, Grand Cayman KY1-9005.

The Group’s business activities commenced in 2012 with the acquisition of Q Cells, a manufacturer of solar cells and modules in a business combination which was completed on October 16, 2012. The parent Company and its subsidiary Hanwha Q CELLS GmbH were incorporated in 2012 for the purposes of completing the acquisition and had entered into no significant transactions prior to that date. The business combination is described in detail in Note 7. Accordingly, the comparative figures presented for 2012 are for the period from formation until the year end date, and are not comparable with the full year figures for 2013.

The Company is a wholly owned subsidiary of Hanwha Solar Holdings Ltd., George Town/Cayman Island. The Company, its subsidiaries, and its parent are included in the consolidated financial statements of Hanwha Chemical Corporation, Janggyo-dong, Jung-gu, Seoul, Korea. Hanwha Chemical Corporation and its subsidiaries are in turn included in the consolidated financial statements of the ultimate parent company, Hanwha Corporation, Hanwha bldg., 24F, 86, Cheonggyecheon-ro (Janggyo-dong), Jung-gu, Seoul, Korea.

The core business of the Hanwha Q CELLS is the development, manufacture, and marketing of crystalline film solar modules using powerful solar cells from monocrystalline and polycrystalline silicon. The Hanwha Q CELLS also provides a comprehensive range of services for the development and installation of ground-mounted and commercial rooftop photovoltaic systems.

2.	Basis of preparation

Statement of compliance

These consolidated financial statements are the first consolidated financial statements issued by the Group. They have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

For the purposes of adopting IFRS for the first time, the Group has measured its assets and liabilities at the same carrying amounts as were included in the parent’s consolidated financial statements, adjusted as necessary for consolidation procedures. As such, values in Hanwha Q CELLS Group’s financial statements may differ from those reported to its parents in December 31, 2012 and December 31, 2013.

The consolidated financial statements were authorized for issuance by the managing director on December 15, 2014.

First-time adoption of IFRS

These consolidated financial statements are the first consolidated financial statements issued by the Group in accordance with IFRS. As no consolidated financial statements have previously been issued by the Group, there is no previous GAAP information. In addition, the beginning of the previous reporting period, September 12, 2012, was the formation date of the Group’s parent company.

Accordingly, there are no reconciling items between amounts reported under previous GAAP and the consolidated balance sheet at the beginning of the earliest reporting period. The Group has used the same accounting policies in its opening balance sheet and throughout all periods presented in its first IFRS financial statements.

Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis with the exception of holdings of derivative financial instruments, which are valued at fair value.

Functional and presentation currency

These consolidated financial statements are presented in United States dollars, the functional currency of the parent Company. All amounts have been rounded to the nearest million, unless otherwise indicated. Rounding differences may occur.

The functional currencies of Hanwha Q CELLS GmbH, Hanwha Q CELLS Malaysia, and Hanwha Q CELLS Australia are the Euro, the Malaysian Ringgit, and Australian dollar respectively.

As the functional currencies of each entity were not evident per IAS 21, Management judgment was necessary in determining the functional currency of the subsidiaries Hanwha Q CELLS GmbH and Hanwha Q CELLS Malaysia. Management determined each entity’s functional currency by assessing the currencies used for selling goods, purchasing inputs, and for the borrowing and investment of funds.

Use of estimates and judgments

The preparation of the consolidated financial statements in accordance with IFRS requires management to make judgments, estimates, and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income, and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized prospectively.

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year are included in the following notes:

•	Note 2 – going concern assumption

•	Note 7 – fair values of assets and liabilities acquired in a business combination

•	Note 17 – impairment tests performed: key assumptions affecting underlying recoverable amounts, including intangible assets with an indefinite useful life

•	Notes 17 and 18 – useful life and carrying amount of intangible and tangible assets

•	Note 15 – recognition of deferred tax assets: availability of future taxable profit against which carry-forward tax losses may be offset

•	Note 26 – recognition and measurement of warranty provisions

Going concern assumption

In the previous and current period, Hanwha Q CELLS Investment posted operating losses of $ 31.9 million and $ 15.0 million, respectively. Cash flows from operating activities in the corresponding periods were -$ 28.7 million and -$ 21.0 million, respectively.

Despite the losses incurred in the abovementioned periods, the management believes that the Company is a valid going concern. This is due to the strong financial support provided by Hanwha Group in the form of capital injections ($ 330.1 million). Furthermore, recent policies in Europe that set a minimum import price (MIP) of $ 0.77/Wp as well as the Company’s continued cost saving initiatives are expected to result in improved operating results. Thus, the management concludes that no conditions contrary to the Company’s viability as a going concern exist in the foreseeable timeframe.

Basis of consolidation

The Group’s consolidated financial statements include the accounts of the parent Company and all entities directly and indirectly controlled by the Company. Control is achieved where the Company possesses more than half of the voting rights of an entity or may govern the financial and operating policies of the said entity to obtain benefits from its activities. As of the time of assessing control, all entities included in the consolidated statement were directly and indirectly wholly owned subsidiaries of the parent Company.

The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. On acquisition, the identifiable assets, liabilities and contingent liabilities of a subsidiary are measured at their fair values at the date of acquisition.

All significant intercompany transactions and balances between Group entities are eliminated on consolidation.

3.	Significant accounting policies

The accounting policies set out below have been applied consistently to all periods presented in these financial statements.

Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of the Group companies at the exchange rates applying at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to the functional currency at the exchange rate at the reporting date.

The financial statements of those companies controlled and consolidated by the Company are translated into the Company’s reporting currency. Assets and liabilities are translated at the closing rate of the date of the statement of financial position. Income and expenses are translated at the average rate of the relevant period. All resulting differences are recognized in other comprehensive income.

The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the period, adjusted for effective interest and payments during the period, and the amortized cost in foreign currency translated at the exchange rate at the end of the reporting period. Foreign currency differences arising on retranslation are recognized in profit or loss.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined.

Current and non-current distinction

Hanwha Q CELLS presents current and non-current assets and current and non-current liabilities as separate classifications in the statement of financial position. Hanwha Q CELLS classifies all amounts expected to be recovered or settled within no more than twelve months after the reporting period as current, and all other amounts as non-current.

Financial instruments

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity. All financial assets and liabilities are initially measured at their fair values.

Financial assets and liabilities are offset with the net amount presented in the statement of financial position when, and only when, Hanwha Q CELLS has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously. Excepting the counter claims against the insolvency administrator of the former Q Cells SE mentioned in note 7, the Company did not net any of its financial assets and liabilities.

(i)	Non-derivative financial assets and liabilities – recognition and derecognition

Hanwha Q CELLS’ non-derivative financial assets consist of trade and other receivables and other financial assets (classified as loans and receivables), and cash and cash equivalents. Hanwha Q CELLS initially recognizes receivables, deposits, and borrowings on the date that they are originated. All other financial assets and financial liabilities are recognized on the trade date.

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses.

Cash and cash equivalents comprise cash balances and call deposits with original maturities of three months or less.

Hanwha Q CELLS has financial liabilities consisting of loans and borrowings, trade payables, and other financial liabilities. Financial liabilities are recognized initially at fair value less any directly attributable transaction costs. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method.

Hanwha Q CELLS derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or when it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Net gains and losses are determined as the difference between sale proceeds or receipts and the carrying amounts; accrued interest or dividend income is reported as finance income. Hanwha Q CELLS derecognizes a financial liability when its contractual obligations are discharged, cancelled, or expire.

(ii)	Derivative financial instruments

Hanwha Q CELLS did not engage in derivative transactions that warrant disclosure under IAS 39 in the years 2012 and 2013.

(iii)	Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of ordinary shares are recognized as a deduction from equity, net of any tax effects. These costs include registration and other regulatory fees and amounts paid to legal and other advisers

Intangible assets

(i)	Research and development

Expenditure on research activities is expensed as incurred.

Developments costs incurred that give rise to an identifiable intangible asset controlled by the Group are capitalized from the date that it is sufficiently probable that the expected future benefits will flow to the Group, provided that the cost of the asset can be reliably measured. Assets capitalized represent the development of intangible assets that may be applied to the production of new or substantially improved products and processes. Development costs capitalized comprise the direct costs of material, direct labor, and allocable material and manufacturing overhead. Capitalized development expenditure is subsequently measured at cost less accumulated amortization and accumulated impairment losses. All other development costs are expensed as incurred.

(ii)	Other intangible assets with finite useful lives

Other intangible assets that are acquired by Hanwha Q CELLS and which have finite useful lives are measured at cost less accumulated amortization and accumulated impairment losses.

(iii)	Intangible assets with indefinite useful lives

Intangible assets with indefinite useful lives are stated at cost. These assets are not amortized. The carrying amounts of intangible assets with indefinite useful lives are compared to their recoverable amounts at least once per year and as needed upon discovery of indication that the carrying values may not be recoverable.

(iv)	Subsequent expenditure

Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure is recognized in profit or loss as incurred.

(v)	Amortization

Amortization is calculated based on the cost of the asset, or other amount substituted for cost, less its residual value.

Amortization is recognized in profit or loss on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. The estimated useful lives for the current and comparative periods are as follows:

•	Customer relationships: 12 years

•	Technology: 3 years

•	Software: 3 years

(iv)	Impairment

The carrying amounts of intangible assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists then the asset’s recoverable amount is estimated and an impairment write down is recorded if the recoverable amount (higher of its value in use or its fair value less costs of disposal) is lower than the carrying amount.

Plant and equipment

(i)	Recognition and measurement

Items of plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses.

Cost includes expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labor, any other costs directly attributable to bringing the assets to a working condition for their intended use, and, when Hanwha Q CELLS has an obligation to remove the asset or restore the site, the costs of dismantling and removing the items and restoring the site on which they were located.

Purchased software that is integral to the functionality of the related equipment is capitalized as part of that equipment.

When parts of an item of plant and equipment have different useful lives and they are major components, they are accounted for as separate items of plant and equipment.

Any gains or losses on disposal of an item of plant and equipment (calculated as the difference between the net proceeds from disposal and the carrying amount of the item) are recognized in profit or loss.

The carrying amounts of tangible assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated and an impairment write down is recorded if the recoverable amount is lower than the carrying amount. The procedure for determining the recoverable amounts of assets is described below.

(ii)	Subsequent costs

The cost of replacing a part of an item of plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to Hanwha Q CELLS, and if its cost can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day maintenance of plant and equipment are recognized in profit or loss as incurred.

(iii)	Depreciation

Depreciation is calculated over the depreciable amount, which is the cost of an asset or other amount substituted for cost, less its residual value.

Depreciation is recognized in profit or loss on a straight-line basis over the estimated useful lives of each part of an item of plant and equipment, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset.

Leased assets recognized under finance leases are depreciated over the shorter of the lease term and their useful lives unless it is reasonably certain that Hanwha Q CELLS will obtain ownership by the end of the lease term.

The estimated useful lives for the current and comparative period are as follows:

•	Buildings: 33 to 38 years

•	Technical equipment and machinery: 6 to 13 years

•	Other equipment, operating and office equipment 3 to 18 years

Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate.

Inventories

Inventories of raw materials, consumables and supplies, finished goods, and work in progress are measured at the lower of cost and net realizable value. The cost of raw materials, consumables, and supplies is determined using the moving average price method.

The production costs include direct material and production costs, as well as an appropriate proportion of material and production overheads, and production-related depreciation and amortization on assets. Administrative costs are included if they are production-related.

Allowances are made for impairment losses are recognized when their value is impaired to reduce the carrying amounts to net realizable value. Impairment losses and reversals are reported in the consolidated income statement within cost of sales.

Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

Impairment of assets

(i)	Financial assets (including receivables)

A financial asset is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

Objective evidence that financial assets are impaired can include default or delinquency by a debtor, restructuring of an amount due to Hanwha Q CELLS on terms that Hanwha Q CELLS would not consider otherwise, or indications that a debtor will enter bankruptcy.

Hanwha Q CELLS considers evidence of impairment for receivables at specific asset level. All receivables are assessed for specific impairment.

An impairment loss is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Losses are recognized in profit or loss and reflected in an allowance account against receivables. The amounts recorded in the allowance account are the total amount of receivables expected to be uncollectible. This amount is 10% of the original receivable as 90% of the Company’s receivables are covered by external agencies. Such allowances are written off completely when substantially all collection activities have been employed without success and the probability of collection becomes less than remote.

Interest on the impaired asset continues to be recognized through the unwinding of the discount. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss.

(ii)	Non-financial assets

The carrying amounts of Hanwha Q CELLS’ non-financial assets, other than inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists then the asset’s recoverable amount is estimated.

For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit”, or CGU).The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs of disposal. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of a CGU reduce the carrying amounts of the other assets in the unit (group of units) on a pro rata basis.

Impairment losses recognized in prior periods for assets other than goodwill are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized. Impairment losses for goodwill are not reversed.

Personnel costs

Personnel costs represent wholly short-term employee benefits. There are not post-employment benefit plans or equity settled remuneration schemes.

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided.

A liability is recognized for the amount expected to be paid under short-term cash bonus or profit sharing plans if Hanwha Q CELLS has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably.

Hanwha Q CELLS aims to allow all employees to share in Hanwha Q CELLS success based on their contribution to the Group. For this reason, compensation agreements for almost all employees include performance-based components. For managers and employees, the annual bonus payments are based on the achievement of the Group’s targets and on the achievement of team or individual goals.

Provisions

A provision is recognized if, as a result of a past event, Hanwha Q CELLS has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recognized as a finance cost.

Included in provisions are the product warranty liabilities assumed by the Company during the business combination. No other contingent liabilities were assumed from the business combination.

Revenue

Sales revenues for the delivery of goods are recognized upon delivery, i.e. with the transfer of risk to the customer.

If the net income from a construction contract can be reliably estimated, income and expenses are recorded in line with the progress of construction (percentage of completion) as at the balance sheet date. This is calculated from the ratio of the construction costs incurred up to the balance sheet date to the estimated total cost of construction. Payments for deviations in the construction contract and additional claims and premiums are included as agreed. If it is probable that the cost of the construction contract as a whole will exceed the total income it generates; the anticipated losses are recognized in full immediately.

Government grants

Government grants related to expenses are recognized when there is reasonable assurance that they will be received and Hanwha Q CELLS will comply with the conditions associated with the grant. Grants are presented net of the relevant expenses. Government grants in the reporting period wholly relate to research and development expenses.

Income from publicly funded research and development grants

Income from publicly funded research and development projects that compensates Hanwha Q CELLS for research expenses incurred is recognized in profit or loss as a deduction of research and development expenses.

Foreign currency gains and losses

Foreign currency gains and losses are reported on a gross basis in other income and other expenses, respectively.

Leases

Leases under which Hanwha Q CELLS assumes substantially all the risks and rewards of ownership are classified as finance leases. Upon initial recognition, the leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset.

Other leases are operating leases, and the leased assets are not recognized in Hanwha Q CELLS’ statement of financial position.

Payments made under operating leases are recognized in profit or loss on a straight-line basis over the term of the lease. Lease incentives received are recognized as an integral part of the total lease expense, over the term of the lease.

Minimum lease payments made under finance leases are apportioned between the finance expense and the reduction of the outstanding liability. The finance expense is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

Determining whether an arrangement contains a lease:

At the inception of an arrangement, Hanwha Q CELLS determines whether such an arrangement is or contains a lease. A specific asset is the subject of a lease if fulfillment of the arrangement is dependent on the use of that specified asset. An arrangement conveys the right to use the asset if the arrangement conveys to Hanwha Q CELLS the right to control the use of the underlying asset.

Finance income and finance costs

Finance income comprises interest income on funds invested. Interest income is recognized as it accrues in profit or loss using the effective interest method.

Finance costs comprise interest expense on borrowings, unwinding of the discount on provisions, and impairment losses recognized on financial assets. Borrowing costs are recognized in profit or loss using the effective interest method.

Income tax

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that they relate to items recognized directly in equity or in other comprehensive income.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for temporary differences associated with assets and liabilities if the transaction which led to their initial recognition is a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss.

Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. The potential outside basis differences are accounted for by applying the weighted average tax rate when measuring and recognizing deferred tax liabilities.

Deferred tax assets and liabilities are presented net if there is a legally enforceable right to offset.

A deferred tax asset is recognized for unused tax losses, tax credits, and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

New standards and interpretations not yet adopted

The following new standards, amendments to standards, and interpretations are effective for annual periods beginning after January 1, 2014, and have not been applied in preparing these financial statements.

Standard/interpretation	Effective date

Investment Entities (Amendments to IFRS 10, IFRS 12, and IAS 27)	January 1, 2014
Offsetting Financial Assets and Financial Liabilities (Amendments to IAS 32)	January 1, 2014
IAS 36 Recoverable Amount Disclosures for Non-Financial Assets	January 1, 2014
Amendments to IAS 39: Novation of Derivatives and Continuation of Hedge Accounting	January 1, 2014
IFRS 7 Amendment Disclosures – Offsetting Financial Assets and Liabilities in Conjunction with IFRS 9 and IFRS 7 Amendment Mandatory Effective Date and Transition disclosure	January 1, 2015
Defined Benefit Plans: Employee Contributions (Amendments to IAS 19)	July 1, 2014
Annual Improvements to IFRSs 2010–2012 cycle	July 1, 2014
Annual Improvements to IFRSs 2011–2013 cycle	July 1, 2014
Annual Improvements to IFRSs 2012–2014 cycle	January 1, 2016
Amendments to IAS 27: Equity method in Separate Financial Statements	January 1, 2016
Amendments to IFRS 10 and IAS 28: Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	January 1, 2016
Amendments to IAS 16 and IAS 38: Clarification of Acceptable Methods of Depreciation and Amortization	January 1, 2016
Amendments to IFRS 11: Accounting for acquisitions of Interests in Joint Operations	January 1, 2016
IFRS 14 Regulatory Deferral Accounts	January 1, 2016
IFRS 15 Revenue from Contracts with Customers	January 1, 2017
IFRS 9 Financial Instruments	January 1, 2018

None of these new or amended standards and interpretations is expected to have a significant effect on the consolidated financial statements of Hanwha Q CELLS, except for IFRS 9 Financial Instruments, which becomes mandatory for Hanwha Q CELLS’ 2018 consolidated financial statements and could change the classification and measurement of financial assets. Hanwha Q CELLS does not plan to adopt this standard early and the extent of the impact has not yet been determined.

4.	Determination of fair values

A number of Hanwha Q CELLS’ accounting policies and disclosures require the determination of fair value.

The levels of the fair value hierarchy and the means of applying these levels on the financial assets and liabilities can be described as follows:

Level 1

Listed market prices for identical assets or liabilities on active markets

Level 2

Directly or indirectly observable information other than market prices (e.g. listed market prices for comparable financial instruments on active markets) or listed market prices for identical or comparable financial instruments on non-active markets

Level 3

Information for assets and liabilities not based on observable market data

No financial instruments of significance are valued at fair value in the consolidated balance sheet. Accordingly, an analysis of financial instruments at fair value by fair value hierarchy is not provided.

When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

The fair values of trade and other receivables are estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date. The fair values are determined for initial measurement and disclosure purposes.

The fair values of financial liabilities, which are determined for disclosure purposes, are calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date. For finance leases the market rate of interest is determined by reference to similar lease agreements.

For financial instruments such as short-term trade receivables and payables, the carrying amount is a reasonable approximation of fair value.

5.	Financial risk management

Overview

The Group’s risk management policies are established to identify, analyze, and respond to the risks faced by the Group, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group’s activities. The Group, through its training and management standards and procedures, aims to maintain a disciplined and constructive control environment in which all employees understand their roles and obligations.

Capital Management

The Group’s capital management is primarily geared towards securing adequate liquidity at all times to support of working capital requirements while expanding its downstream operations. Short-term liquidity is managed on a rolling basis for a time horizon of 6 months.

In the current year, the Group received capital increases of $220.2 million from Hanwha Chemical Corporation on two separate occasions. The Company has also secured $50 million in bullet loans from Hana Bank and repaid $30 million of loans granted by Hanwha Chemical Corporation. The Company also secured a $ 17.2 million credit line from Korea Exchange Bank. In addition, the Company also secured trade financing from its ultimate parent Corporation, Hanwha Corporation, enabling faster collection and longer payment terms. As a result of these measures, cash and cash equivalents increased from $61.9 million to $257.7 million in the current year.

The Group’s debt-to-equity ratio slightly decreased from 98% in the previous period to 97% in the current period.

The Group is not subject to any external minimum capital requirements.

Financial instrument risks

As a globally operating Group, Hanwha Q CELLS is exposed to credit risks, liquidity risks, and various market price risks as part of its normal business operations, which may have a material influence on its net assets, financial position, and results of operations.

The management of financial market risks is among the responsibilities of the Directors of the parent Company. The CFO is responsible for controlling financial market risks. The Finance department is responsible for ensuring the availability of adequate liquidity of Hanwha Q CELLS and its subsidiaries at all times. The Finance department and project staff in the Sales department support the accounts receivable process.

It is corporate policy to limit financial risks arising from business operations. Possible risk concentrations are evaluated and examined within the Group on a regular basis. In the following section we discuss individual risks associated with financial instruments and how they are managed. Quantitative disclosures on these risks are provided in Note 6.

Credit risks

Hanwha Q CELLS is exposed to credit risk to the effect that the value of receivables and other financial assets could be impaired if counterparties fail to comply with their duties to pay or perform in some other way. This risk is multiplied by the fact that Hanwha Q CELLS’ sales are focused on a small number of related parties.

	Jan.1, 2013 – Dec. 31, 2013		Sep.12, 2012 – Dec. 31, 2012
Revenue (in millions of U.S. dollars)	Amount	%	Amount	%
Customer A	213.9	39.1	5.5	7.8
Customer B	27.6	5.1	3.7	5.3
Customer C	16.4	3.0	3.4	4.8
Customer D	15.1	2.8	3.1	4.4
Other Customers	273.5	50.0	54.5	77.7

Total revenue	546.5	100.0	70.2	100.0

Hanwha Q CELLS has established a uniform risk management process to effectively manage the credit risk arising from outstanding trade accounts receivable. The probability of bad debts is reduced by prompt and effective financial controls combined with regular analyses of creditworthiness and set credit limits.

In addition, credit limits are set for customers to reduce the potential risk when default occurs. Receivables for product sales are covered by credit sale insurance. In the first instance, a customer’s creditworthiness is assessed by a credit sale insurer. The Group takes into consideration quantitative and qualitative factors, such as a customer’s most recent financial statements, securities and collaterals, as well as past transaction records when determining the customer’s credit worthiness. Following that, application is made for full credit insurance. Credit insurers have been very restrictive in granting insurance cover. Nevertheless, Hanwha Q CELLS has been able to insure some of its accounts receivable.

The management of receivables in the systems business is performed by the Finance department together with the staff responsible for the projects. Hanwha Q CELLS’ objective is to manage the construction of photovoltaic projects in the Systems segment on a largely cash-neutral basis by using financing commitments of customers’ banks, as is typical in the industry. In view of the macroeconomic climate and the specific economics of the industry, this is not always possible. However, the credit risk should be managed by means of progress payments, reservation of title arrangements, and payment guarantees.

The management of loans and other financial commitments is managed on a case-by-case basis.

As part of procurement and supply security activities, it is necessary to make advance payments to suppliers. This may give rise to credit default risks. These risks are managed by using bank guarantees.

A risk of default with regard to financial investments and cash and cash equivalents is reduced by spreading investments among various banks. Banks’ credit ratings are monitored regularly. Funds are invested using limits, which are determined based on recognized investment ratings (e.g. Standard & Poor’s).

Country risks resulting from deliveries made to customers and from investments made are regularly collated, analyzed, and managed. The extent of credit risk from financial assets, without taking account of collateral and other risk is reflected in their carrying amounts.

Loan commitments to Q CELLS USA, a company outside the Group, totaled $ 3.2 million at December 31, 2013 (December 31, 2012: $ 3.0 million).

Liquidity risks

Liquidity risk is the risk that Hanwha Q CELLS cannot meet its contractual liabilities. The Hanwha Q CELLS Finance department manages this risk centrally for the Group as a whole.

Liquidity requirements and available liquidity are determined based on rolling liquidity planning. The objective is to ensure that the Group is able to meet its payment obligations as they mature by management of receipts, payments and liquid funds on hand.

Liquidity management includes the investment of surplus funds, ensuring the availability of liquidity as well as raising capital. Liquid funds are held primarily in call and time deposit accounts.

Hanwha Q CELLS’ most significant financial liabilities at the end of 2013 are the Malaysian government loan, payable in instalments from 2013 through 2031, and bank loans repayable in 2016.

The Group seeks to meet its debt obligations and maintain adequate funds to finance its working capital needs through securing additional credit lines and loans, support from its parents in the form of capital increase and guarantees, as well as securing better payment and collection terms with suppliers and customers, and improve its operating cash flows through improved profit margin following the normalization of its operations.

The Group’s continued effort to mitigate liquidity risks resulted in securing new loans from Hana Bank ($ 50.0 million) and a line of credit from Korea Exchange Bank ($ 17.2 million). In addition, the Company also received capital increases of $ 220.2 million from Hanwha Chemical Corporation. Furthermore, the Group started making use of trade financing offered by Hanwha Corporation’s trading division, which effectively extended the payment terms by 30 ~ 60 days on select transactions.

As of years ended December 31, 2012 and December 31, 2013, the Group expects no significant cash outflows prior to the previously agreed upon maturities.

Market risks

Market risk is the risk that the fair value of or future cash flows from a financial instrument may fluctuate because of changes in market prices. Market risks include currency risk, interest rate risk, and the volatility of commodity prices.

Hanwha Q CELLS uses market information and additional analytical data to manage these risks. The Group continuously refines its procedures for assessing and reporting risk; this includes regular reviews of the underlying assumptions and the parameters used.

The Company believes that fluctuations variable costs of production, namely raw materials and labor, present a significant risk to the achievement of Group’s profit objectives and generating positive cash flows through its operations. This is primarily because the Group is expected to bear the burden of higher input prices as the minimum import prices (MIP) expected to take effect in the following period prevents the Group or any other players in the market to transfer the incidence of the price increase to customers. Key raw materials that could potentially have an adverse impact on the Group’s profitability include wafers, silver paste, aluminum frames, EVA (Ethylene Vinyl Acetate), and glass. Increase in material and labor costs would affect the Company’s profitability as shown below.

In U.S. dollars	As-is	10% increase	20% increase
Average sales price (per Wp)	0.773	0.773	0.773
Material cost	0.379	0.417	0.455
Labor cost	0.161	0.178	0.194
Overhead cost	0.124	0.124	0.124
Gross profit	0.108	0.054	0.000
Gross margin	14%	7%	0%

Currency risk

The international nature of the Group means that currency fluctuations can have a significant impact on the Group’s results and equity. For this purpose, the Group differentiates between transaction and translation risk. The transaction risk is reflected in changes in the value of balance sheet positions and of future cash flows denominated in foreign currencies, as a result of changes in currency exchange rates. For example, transaction currency risks arise from purchase and sale arrangements denominated in foreign currencies. Currency effects from such changes are reported in the income statement. Translation risk, on the other hand, results from the translation of the financial statements of subsidies whose functional currency is not the same currency as that of the parent Company. The effects of such currency changes are reported in other comprehensive income.

The Group is exposed to currency risks associated with receivables, liabilities, cash, and cash equivalents in currencies other than the Group’s or Company’s functional currency. As a result of the international nature of the Group’s operations, material currency risks exist regarding the Euro (EUR), Malaysian Ringgit (MYR), Australian Dollar (AUD), and Japanese Yen (JPY). The Finance department manages currency risks for the Group on a central basis. Risk concentration in the Group’s financial assets and liabilities is examined as part of the currency risk process. Hanwha Q CELLS aims to minimize foreign currency exchange rate positions arising from operations.

Currency risks are centrally managed by offsetting opposing cash flows. Remaining uncovered positions will be covered using appropriate hedging instruments under consideration of the associated risks and opportunities. As a result, the potential negative effect on income and expenses can be reduced. Financial instruments are not used for speculative purposes. Hedging instruments, if used, are reviewed regularly.

As of years ended 2013 and 2012, the Company was not engaged in any derivative transactions.

Interest rate risk

Interest rate risk is the risk that the fair value or the future cash in- and outflows associated with financial instruments change as a result of changes in the market rates of interest.

The Group’s interest rate risk is analyzed centrally and managed by the Finance department. Currently, Hanwha Q CELLS detects no significant interest rate risks and has accordingly not used any hedging instruments.

6.	Financial instruments

As described in Note 5, Hanwha Q CELLS is exposed to financial risks classified as liquidity risks, credit risks, and currency risks as part of its operating activities. The following tables provide information on the fair values of financial instruments and on the possible quantitative effects of the risks described above. The carrying amounts of financial assets and liabilities are an approximation of their fair values. As of years ended December 31, 2012 and December 31, 2013 Hanwha Q CELLS Group did not measure any financial instruments subsequently at their fair value.

Fair values

As described above, the carrying amounts of financial assets and liabilities are an approximation of their fair values, the carrying amounts presented in the statement of financial position, are as follows:

Dec 31, 2013		Carrying amount
In millions of U.S. dollars	Note	Loans and receivables	Other financial liabilities	Total
Financial assets not measured at fair value
Trade and other receivables	19	172.6		172.6
Cash and cash equivalents	21	257.7		257.7
Other financial assets	17	11.3		11.3

Financial liabilities not measured at fair value
Bank loans	23		56.5	56.5
Finance leases	23		6.4	6.4
Trade and other payables			233.3	233.3
Other financial liabilities			10.2	10.2
Government loan	23		33.5	33.5

Refer to note 23 for the explanation of the approximation of the carrying amount to the fair value of the government loan.

Dec 31, 2012		Carrying amount
In millions of U.S. dollars	Note	Loans and receivables	Other financial liabilities	Total
Financial assets not measured at fair value
Trade and other receivables	19	39.2		39.2
Cash and cash equivalents	21	61.9		61.9
Other financial assets	17	4.7		4.7

Financial liabilities not measured at fair value
Bank loans	23		31.0	31.0
Trade and other payables			77.7	77.7
Other financial liabilities	23		15.8	15.8
Government loan	23		29.0	29.0

Refer to note 23 for the explanation of the approximation of the carrying amount to the fair value of the government loan.

The fair value of current assets and liabilities and of variable interest borrowings is equal to their carrying amount. The interest rates used to discount estimated cash flows for determining the fair values of fixed interest rate liabilities are based on the following discount rate:

In millions of U.S. dollars	Dec. 31, 2013	Dec. 31, 2012

Loans and borrowings	2.58 ~ 17.8%	4.00 ~ 17.8%
Leases	3.4%	—

Credit risk

The carrying amount of financial assets represents the maximum credit exposure, with the exception of amounts set off against liability balances. The maximum exposure to credit risk at the reporting date was:

In millions of U.S. dollars	Dec. 31, 2013	Dec. 31, 2012

Loans and long-term receivables	4.5	4.7
Other current financial assets	6.8	0.0
Trade and non- trade receivables	172.6	39.2
Cash and cash equivalents	257.7	61.9
Guarantees provided by entities within Hanwha Group	255.6	159.3
Guarantees provided by entities outside of Hanwha Group	17.2	0.0
Loans outside of the Group	3.2	2.9

Total	717.6	268.0

Trade and other receivables at December 31, 2013 include amounts of $ 115.4 million due from Hanwha Group companies (December 31, 2012: $ 16.6 million) as well as receivables from manufacturing contracts of $ 16.4 million (December 31, 2012: none). The remaining balance of trade and other receivables primarily relates to sales of goods, of which amounts totaling $ 40.1 million (December 31, 2012: $ 22.6 million) are insured against the risk of default. The insurance covers 90% of loss in the event of default by the customer.

The maximum exposure to credit risk for loans and receivables at the reporting date by geographic region was:

In millions of U.S. dollars	Dec. 31, 2013	Dec. 31, 2012

Europe
Portugal	24.1	—
Germany	16.6	21.0
Cyprus	6.7	—
Great Britain	6.1	—
Other	7.5	1.0

	61.0	22.0
Asia
Japan	62.3	8.0
Korea	37.9	—
Other	5.1	4.5

	105.3	12.5

Other
USA	16.3	6.6
Australia	1.4	2.8

Total	184.0	43.9

The amounts for USA in both years are inclusive of loans to related party (December 31, 2013: $ 3.2 million and December 31, 2012: $ 3.0 million).

The aging of unimpaired loans and receivables at the reporting date was as follows. No other financial assets are past due or impaired as of years ended 2013 and 2012:

In millions of U.S. dollars	Dec. 31, 2013	Dec. 31, 2012

Not past due	144.0	38.2
Less than 3 months	31.5	5.3
Less than 6 months	—	0.4
Less than 1 year	2.1	—
More than 1 year	—	—

Total	177.6	43.9
Impaired amounts	0.4	—

	177.2	43.9

The loans to related parties (December 31, 2013: $ 3.2 million and December 31, 2012: $ 3.0 million) are included in the amounts not past due.

Liquidity risk

The following table shows the contractual maturities of financial liabilities, including estimated interest payments.

December 31, 2013

In millions of U.S. dollars	Carrying amount	Contractual cash flows	3 months or less	3–12 months	1–5 years	5-10 years	more than 10 years

Finance lease	6.4	6.6	0.8	2.5	3.3	0.0	0.0
Other liabilities	10.2	10.2	10.2	0.0	0.0	0.0	0.0
Bank Loan 1	30.2	31.9	0.44	0.4	31.2	0.0	0.0
Bank Loan 2	20.0	21.3	0.33	0.3	20.8	0.0	0.0
Bank Loan 3	6.3	6.3	6.3	0.0	0.0	0.0	0.0
Government Loan 1	33.5	290.1	0.0	0.9	3.6	17.5	268.0

Total	106.6	366.4	18.0	4.0	58.9	17.5	268.0

December 31, 2012

In millions of U.S. dollars	Carrying amount	Contractual cash flows	3 months or less	3–12 months	1–5 years	5-10 years	more than 10 years

Loan from related party	31.0	30.5	0.0	30.5	0.0	0.0	0.0
Other current liabilities	15.8	15.8	15.8	0.0	0.0	0.0	0.0
Government Loan 1	29.0	313.1	0.0	1.0	3.9	15.6	292.6

Total	75.8	359.4	15.8	31.5	3.9	15.6	292.6

Interest payments made in respect of bank loans are based on the applicable fixed agreed interest rates or in the case of variable interest rates by reference to the rates applying at the end of the respective reporting period.

Hanwha Q CELLS had $ 7.9 million of unused available bank credit facilities at December 31, 2013 (December 31, 2012: none).

Currency risk

The following significant exchange spot rates applied at the reporting dates:

1 U.S. dollar	Dec. 31, 2013	Dec. 31, 2012

AUD	0.8907	1.0377
EUR	1.3799	1.3222
JPY	0.0095	0.0116
MYR	0.3035	0.3266

Hanwha Q CELLS’ exposure to foreign currency risk was as follows:

	Dec. 31, 2013			Dec. 31, 2012
In millions of U.S. dollars	EUR	AUD	MYR	EUR	AUD	MYR	JPY

Trade receivables	56.3	6.5	—	22.8	6.2	0.5	5.6
Other financial assets	—	—	—	—	0.1	—	—
Cash and cash equivalents	61.7	0.3	4.2	37.2	4.0	7.0	—
Trade payables	(109.7)	(5.1)	(0.9)	(43.7)	(3.6)	(13.8)	—
Loan payables	—	—	(257.1)	—	—	(277.6)	—
Other financial liabilities	(6.4)	—	(3.3)	(50.5)	(—)	(12.4)	—

Total	1.9	1.7	(257.1)	(34.2)	6.7	(296.3)	5.6

The sensitivity analysis of the currency risk shows how profit or loss and equity would have been affected by changes in a relevant risk variable.

A strengthening of the U.S. dollar against the Euro (EUR), Australian Dollar (AUD), and Malaysian Ringgit (MYR) of 10% at the end of the respective reporting periods would have increased (decreased) profit or loss and equity by the amounts shown below. This analysis is based on foreign currency exchange rate variances that Hanwha Q CELLS considered to be reasonably possible at the end of the reporting period. The analysis assumes that all other variables, in particular interest rates, remain constant.

Sensitivity analysis (EUR)

In millions of U.S. dollars	Dec. 31, 2013			Dec. 31, 2012

		10%	-10%		10%	-10%
Trade receivables	56.3	(5.6)	5.6	22.8	(2.3)	2.3
Cash and cash equivalents	61.7	(6.2)	6.2	37.2	(3.7)	3.7
impact of financial assets before and after taxes		(11.8)	11.8		(6.0)	6.0

Trade payables	(109.7)	11.0	(11.0)	(43.7)	4.4	(4.4)
Other financial liabilities	(6.4)	0.6	(0.6)	(50.5)	5.1	(5.1)
impact of financial assets before and after taxes		11.6	(11.6)		9.5	(9.5)

Total		(0.2)	0.2		3.5	(3.5)

Sensitivity analysis (MYR)

In millions of U.S. dollars	Dec. 31, 2013			Dec. 31, 2012
		10%	-10%		10%	-10%
Trade receivables	—	—	—	0.5	(0.1)	0.1
Cash and cash equivalents	4.2	(0.4)	0.4	7.0	(0.7)	0.7
Impact on financial assets before and after taxes		(0.4)	0.4		(0.8)	0.8

Trade payables	(0.9)	0.1	(0.1)	(13.8)	1.4	(1.4)
Loan payables	(257.1)	25.7	(25.7)	(277.6)	27.8	(27.8)
Other financial liabilities	(3.3)	0.3	(0.3)	(12.4)	1.2	(1.2)
Impact on financial liabilities before and after taxes		26.1	(26.1)		30.4	(30.4)

Total		25.7	(25.7)		29.6	(29.6)

A weakening of the U.S. dollar against the above currencies would have had equal but opposite effects on the above currencies to the amounts shown above, on the basis that all other variables remained constant.

With the exception of the net income effects, the above changes have no effect on equity because none of the changes of foreign currency balance sheet items at the balance sheet dates would be recognized in other comprehensive income or directly in equity.

Interest rate risk

Currently, the Group’s interest rate risk is associated with interest earned on short term deposits as well as fixed and variable interest rate borrowings. Despite the variable interest rates paid on borrowings, the interest rate is relatively low. In addition, the effect of any increase in interest rates would be offset by higher interest rates obtained on funds invested. The risk exposure as of December 31, 2013 and December 31, 2012 is shown in the following table:

In millions of U.S. dollars	Carrying value Dec. 31. 2013	Thereof at variable interest rates	Carrying value Dec. 31. 2012	Thereof at variable interest rates
Cash and cash equivalents	257.7	15.0	61.9	—
Current financial liabilities	13.5	—	15.8	—
Non-current financial liabilities	3.1	—	—	—

Reported consolidated income and equity is not significantly sensitive to interest rate fluctuations at either the current or previous balance sheet date.

Financial assets and liabilities with fixed interest rates only represent an interest rate risk when they are accounted for at fair value. At December 31, 2013 and December 31, 2012 Hanwha Q CELLS had no such instruments at fixed interest rates accounted for at fair value.

Overall interest rate risks on financial instruments are not significant because the Group’s financial instruments are primarily at fixed rates.

There have been no payment defaults or breaches of loan agreement terms during the reporting period. As of year-end 2013 and 2012, all property, plant, and equipment of Hanwha Q CELLS Malaysia is pledged as security for borrowings for the government loan.

7.	Business combinations

With contractual agreement dated August 26, 2012 Hanwha Solar Germany GmbH (now Hanwha Q CELLS GmbH), a subsidiary of the Group, entered into an asset purchase agreement (“APA”) to acquire material assets and liabilities of Q-Cells Group (in insolvency; now Global PVQ SE i.L) a manufacturer of solar cells and modules. Q-Cells SE operated manufacturing plants in Germany and Malaysia as well as sales divisions in the USA, Australia, and Japan. The operations in Malaysia, the USA, Australia, and Japan were acquired via the APA including 100% of the shares of the following companies:

•	Q-Cells Malaysia SDN. BHD. (now Hanwha Q CELLS Malaysia SDN. BDN)

•	Q-Cells North America (now Hanwha Q CELLS North America)

•	Q-Cells Australia Pty Ltd. (now Hanwha Q CELLS Australia Pty Ltd.)

•	Q-Cells Japan K.K. (subsequently merged into Hanwha Q CELLS Japan Co. Ltd.)

The agreement became effective on October 16, 2012 after receiving antitrust approval.

Subsequent to the APA, the acquired shares in Hanwha Q CELLS North America and Q-Cells Japan K.K. were sold to other group entities of the Hanwha Corporation. As this was a transaction under common control and the results of the transactions are immaterial (impact on net loss: $ 0.2 million), no separate disclosure in accordance with IFRS 5 has been made regarding discontinued operations.

The acquisition is related to the ultimate parent’s (Hanwha Corporation) desire to strengthen its foothold in the solar market through continuous investments and acquisitions. In addition to acquiring production and research and development facilities located in Germany, the transaction also included a further photovoltaic cell manufacturing plant in Malaysia. In addition, through this transaction, Hanwha Corporation gained a strong brand that can provide a solid foothold and access into other markets including the United States, Australia, and other regions.

The contract includes as purchase price cash relevant components as well as the assumption of liabilities.

The purchase consideration transferred comprised of:

In millions of US dollars	Components

Fixed purchase price consideration transferred
Fixed cash purchase price payment	51.6
Additional payment based on amended purchase agreement	1.5

Total	53.1

Conditional purchase price consideration transferred
Conditional purchase price consideration	80.8
Less counterclaim on prepaid conditional payments made	(14.7)

Total	66.1

Purchase consideration transferred (thereof in cash: $ 71.4 mill)	119.2

Net cash consideration for the transaction was $ 47.0 million. No transaction costs were incurred by the Group. The costs of the transaction were borne by the intermediate parent company, Hanwha Chemical Corporation.

The fair value of trade and other receivables was equal to their contractual amounts receivable.

Hanwha Q CELLS recognized no goodwill on the acquisition.

Unresolved dispute concerning the purchase consideration amount

The parties to the contractual agreement agreed the purchase price on the basis of interim financials of the Q Cells Group as of June 30, 2012. It was further agreed that any changes in the valuation of certain assets between the interim date and the actual acquisition date will lead to adjustments in the purchase price. However, in regard to such adjustments, no mutual agreement could yet be achieved. The adjustment was considered based on the Group’s best estimate which is supported by external expert opinion.

Legal risks may arise from the assumption of significant operations from the insolvency administrator of Global PVQ i.L. (formerly: Q-Cells SE i.L.). The parties to the agreement had set the purchase price on the basis of the interim financial statements as of June 30, 2012, thereby agreeing that any changes to certain assets prior to the agreement taking effect would result in adjustments in the purchase price. An understanding has not yet been reached regarding these adjustments. The seller has claimed an additional purchase price amount of up to $ 100.3 million. An independent expert appointed by the parties has since determined an additional purchase price obligation for the inventories of $ 64.2 million. Accordingly, the additional purchase price claims of the seller should be reduced to $ 64.2 million, plus an additional claim by the seller of $ 3.4 million, in total $ 67.6 million. Hanwha Q CELLS is convinced that this amount and further claims by the seller are unjustified. The company has therefore since initiated arbitration proceedings intended to review the additional purchase price claims among other things. In accordance with the purchase agreement, Hanwha Q CELLS GmbH is required to pay EBITDA loss compensation for the period from October 1, 2012 to October 15, 2012. In light of this, conditional payments of $ 18.0 million were already made in 2012 as part of the cash paid. After an audit of all available documents, an independent auditor engaged by the Group, came to the conclusion that Hanwha Q CELLS GmbH is only required to pay EBITDA loss compensation of $ 4.1 million. As a result, the Group is claiming $ 14.7 million from Global PVQ SE i.L.

The Group has recorded liabilities of $ 66.1 million at December 31, 2013 (December 31, 2012: $ 63.0 million) less its counterclaims of $ 15.9 million (December 31, 2012: $ 15.2 million) and recorded interest on this liability of $ 4.5 million (2012: $ 0.7 million) in respect of the unresolved dispute concerning the purchase consideration amount. Should the final obligation under this dispute result in a settlement of this liability at an amount significantly higher or lower amount than the amount of liability currently recorded by the Group as a liability, the resulting settlement will have a significant effect on the cash flows, assets, liabilities, and results of operations of the Group.

Hanwha Chemical Corp., Seoul, Korea has provided guarantees to the seller in respect of the unresolved outstanding purchase price amount.

Assets acquired and liabilities assumed

The fair values of the identifiable assets and liabilities of the Q Cells Group at the date of the acquisition were as follows:

In millions of U.S. dollars	Fair value

Assets
Cash and cash equivalents	24.4
Trade and other receivables	8.9
Inventories	104.6
Advance payments	10.6
Property, plant and equipment	171.6
Intangible assets	30.9
Other current and non- current assets	10.5

Total assets	361.6

Liabilities
Trade and other payables	14.4
Borrowings	171.9
Accrued expenses	9.8
Other current liabilities	5.4
Warranty provision	40.9

Total liabilities	242.4

Total identifiable net assets at fair value	119.2
Goodwill arising on acquisition	—

Purchase consideration transferred	119.2

Cash flow on acquisition

The cash flow arising on acquisition was as follows:

In millions of U.S. dollars

Cash paid	71.4
Net cash acquired	(24.4)

Net cash flow on acquisition	47.0

Outstanding purchase price including interest at December 31, 2012 amounts to $ 48.6 million.

Other information

As the Group had entered into no material transactions prior to the acquisition, the results reported in the Group’s income statement from the date of acquisition are wholly attributable to the acquired businesses.

Reliable estimates of the revenues and income of the acquired business for the previous year (from formation) through to the acquisition date cannot be made as the acquisition did not include all elements of the acquired company’s previous business and because the parent company of the acquired business had entered bankruptcy proceedings prior to the acquisition.

8.	Revenue

The following table presents each significant category of revenue:

In millions of U.S. dollars	Jan. 1, 2013– Dec. 31, 2013	Sep. 12, 2012– Dec. 31, 2012

Sale of goods	528.1	70.2
Contracts	16.4	—
Other	2.0	—

Total revenues	546.5	70.2

The contract revenues represent that of a construction of a solar power plant in Europe. The Group recognized $ 16.4 million in revenues. The Group determined its contract revenues based on the percentage of work completed at the end of the reporting period, based on contractual milestones.

9.	Cost of sales

The Group’s cost of sales for 2013 was $ 467.1 million ($ 74.7 million in 2012). The Group’s cost of sales consists of the cost of goods sold, which are the total manufacturing costs, consisting of raw materials, labor, and overhead cost for the period and the change in inventories.

The Group’s gross profit is derived by subtracting its cost of sales from revenues.

10.	Selling, general, and administrative expenses (including R&D)

The Group also incurs selling and administrative expenses in the course of its operations. In 2013, the Group’s total selling and administrative expenses was $ 63.8 million ($ 22.2 million in 2012).

The Group also invests in research and development activities. The costs of such activities are partially off-set grants for publicly funded research and development projects for research activities. The Group’s research and development costs in the reporting period was as follows:

In millions of U.S. dollars	Jan. 1, 2013– Dec. 31, 2013	Sep. 12, 2012– Dec. 31, 2012

Research and development costs	31.8	5.2
Income from publicly funded research and development projects	1.2	—

Total	30.6	5.2

11.	Other income

Other income consists of the following:

In millions of U.S. dollars	Jan. 1, 2013– Dec. 31, 2013	Sep. 12, 2012– Dec. 31, 2012

Foreign exchange gains	54.2	0.6
Gains on disposal of tangible assets	1.0	—
Other	6.0	4.3

Total	61.2	4.9

12.	Other expenses

Other expenses consist of the following:

In millions of U.S. dollars	Jan. 1, 2013– Dec. 31, 2013	Sep. 12, 2012– Dec. 31, 2012

Foreign exchange losses	53.1	1.6
Losses on disposal of tangible assets	0.3	—
Losses on inventory scrap	—	1.7
Other	5.8	3.8

Total	59.2	7.1

Other expenses in the current period include $ 5.8 million of withholding tax expenses.

13.	Personnel expenses

The following table shows the different types of expenses allocated to personnel costs:

In millions of U.S. dollars	Jan. 1, 2013– Dec. 31, 2013	Sep. 12, 2012– Dec. 31, 2012

Wages and salaries	68.3	23.3
Social security costs	5.3	2.1
Defined contribution obligation for state pension scheme	3.6	0.9

Total	77.2	26.3

14.	Finance income and finance costs

The following table shows the different items of finance income and finance costs:

In millions of U.S. dollars	Jan. 1, 2013– Dec. 31, 2013	Sep. 12, 2012– Dec. 31, 2012

Interest income on financial instruments	0.5	0.5

Finance income	0.5	0.5

Interest expenses on financial instruments	10.4	2.3
Accrued interest on other liabilities and unwinding of discount on provisions	6.5	0.8
Interest expenses on finance leases	0.1	—

Finance costs	17.0	3.1
Net finance costs	16.5	2.6

15.	Taxes

The Group is subject to corporate income taxes in Germany, Malaysia and Australia. Taxes on income in the income statement and balance sheet reflect current and deferred taxes in these countries. The Group’s parent Company is not subject to corporate tax on its income in the Cayman Islands.

The deferred taxes assets and liabilities of the Group’s subsidiaries are based on local tax rates. The Group’s various German operations incur federal income taxes and local trade taxes which result in an overall effective tax rate of 29.13%. The corporation income tax rate applicable to the Group’s earnings in Australia is 30.00% and the tax rate applicable on earnings in Malaysia amounts to 25.00%. The corporate income tax rate on the Cayman Islands amounts 0.00%. The group tax rate is 29.325%.

Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

The deferred and current tax expense amounts to $ 0.8 million (2012: $ 0.0 million) and comprise the following:

In millions of U.S. dollars	Jan. 1, 2013 - Dec. 31, 2013	Sept. 12, 2012 - Dec. 31, 2012
Current tax expenses
Current tax	—	—
Deferred tax expense
Origination and reversal of temporary differences	0.9	31.7
Recognition of unrecognized tax losses	-0.1	-31.7
Tax expenses on continuing operations	0.8	—

Reconciliation of effective tax rate:

In millions of U.S. dollars	Jan. 1, 2013 - Dec. 31, 2013	Sept. 12, 2012 - Dec. 31, 2012

Earnings before tax	-29.5	-36.7
Tax using the Company’s domestic rate of	29.3%	29.3%
Expected tax expense (+) /income (-)	-8.6	-10.8
Tax expense (+) /income (-) in P&L	0.8	—
Tax impact of the following effects led to a difference between tax expense according to P&L and expected tax expense:

Effect of different tax rates applying in other jurisdictions	-3.0	0.1
Non-deductible expenses	1.6	—
Recognition and valuation of deferred tax assets	11.3	10.6
Other effects	-0.5	0.1
Actual tax expense (+) /income (-)	0.8	—

The movements on deferred tax balances were as follows:

	Deferred tax assets		Deferred tax liabilities
In millions of U.S. dollars	Dec. 31, 2013	Dec. 31, 2012	Dec. 31, 2013	Dec. 31, 2012

Intangible assets	—	—	0.2	—
Tangible assets	3.1	—	1.8	—
Accounts receivable and other assets	4.6	5.4	10.2	—
Provisions	3.2	0.1	—	—
Liabilities	1.1	—	29.1	31.7
Tax losses carried forward	31.7	31.7	—	—
Offsetting	-36.2	-31.7	-36.2	-31.7

Subtotal	7.5	5.5	5.1	—
Deferred tax assets not recognized	-3.2	-5.5	—	—

Balance sheet amount	4.3	—	5.1	—

In sum the deferred taxes result in a net deferred tax liability of $ 0.8 million (2012: $ 0.0 million).

Unused tax losses for which no deferred tax asset is recognized were as follows:

In millions of U.S. dollars	Dec. 31, 2013	Dec. 31, 2012
Loss carry forward
Trade taxes	100.1	56.9

Corporation taxes	105.2	61.7

Interest carry forward	5.4	—

Tax losses carried forward in Germany, Malaysia and Australia are not subject to a temporary limitation. Deferred tax assets on tax losses carried forward have partly been recognized. No tax effects are attributable to items reported in other comprehensive income.

16.	Net income and total comprehensive income

The Group’s net income is derived by subtracting all expenses from its revenues (see notes 8 through 15). In 2013, the Group recorded a net loss of $ 30.3 million ($ 36.7 million net loss in 2012). This amount is added to the retained earnings to be carried forward to subsequent periods.

The Group’s global presence necessarily results in exchange rate differences when translating each entity’s financial statements into the Group’s reporting currency. All differences resulting from such foreign exchange translation are recognized as other comprehensive income.

The Group’s total comprehensive income is the sum of its net income and other comprehensive income.

17.	Intangible assets

(a)	Intangible assets

Intangible assets as of December 31, 2013 and 2012 consist of the following:

In millions of U.S. dollars	2013
	Acquisition cost	Accumulated amortization	Book value
Customer relationships	4.4	(0.5)	3.9
Technologies	14.9	(5.8)	9.1
Trade marks	6.9	(0.0)	6.9
Software licenses	13.9	(11.1)	2.8

Total	40.1	(17.4)	22.7

In millions of U.S. dollars	2012
	Acquisition cost	Accumulated amortization	Book value
Customer relationships	4.2	(0.1)	4.1
Technologies	14.3	(0.8)	13.5
Trade marks	6.6	—	6.6
Software licenses	6.6	(1.8)	4.8

Total	31.7	(2.7)	29.0

The movements on the carrying amounts of intangible assets were as follows:

In millions of U.S. dollars	2013
	Customer relationships	Technologies	Trade marks	Software licences	Total
Beginning balance	4.1	13.5	6.6	4.8	29.0
Additions	—	—	—	0.7	0.7
Internally generated assets	—	—	—	—	—
Amortization	(0.4)	(4.8)	—	(3.1)	(8.3)
Effects of exchange rate movements	0.2	0.4	0.3	0.0	0.9
Reclassification	—	—	—	0.4	0.4

Ending balance	3.9	9.1	6.9	2.8	22.7

In millions of U.S. dollars	2012
	Customer relationships	Technologies	Trade marks	Software licenses	Total
Beginning balance	—	—	—	—	—
Business combination	4.2	13.7	6.6	6.4	30.9
Additions	—	—	—	0.2	0.2
Internally generated assets	—	0.6	—	—	0.6
Amortization	(0.1)	(0.8)	—	(1.8)	(2.7)

Ending balance	4.1	13.5	6.6	4.8	29.0

•	Trade marks represent the Q CELLS trade mark, which has an indefinite useful life. The amortization of customer relationships is presented in selling and administrative costs; amortization recorded in respect of technologies and software licenses are reported in cost of sales, selling and administrative costs, and research and development costs based on their use. Amortization includes $ 0.1 million (2012: $ 0.0 million) of amortization on internally generated assets.

(b)	Impairment tests

•	Impairment tests are performed annually for CGU’s with intangible assets with indefinite useful lives allocated to it, or if impairment triggers are identified. The Group as a whole is regarded as a single cash-generating unit (CGU) as the operations of each entity constitutes a part of the Company’s business of manufacturing and selling photovoltaic products. No goodwill attached to the CGU exist to date. No impairment test was conducted at year-end 2012 as the Company was acquired only two months prior to the balance sheet date. Because of the trade mark intangible asset with an indefinite useful life and the operating losses in the financial year 2013 the Group has performed an impairment test. No impairment losses have been recognized. The recoverable amount of the CGU has been determined based on value-in-use calculations. These calculations use pre-tax cash flow projections based on financial budgets approved by management covering a period of five years. Cash flows beyond the certain period are extrapolated using the estimated growth rates stated below. The growth rate used for the perpetual cash flow calculation does not exceed the long-term average growth rate for the business in which the CGU operates. The growth rates and discount rates used for performing these calculations were based on figures obtained from industry comparison.

•	The key assumptions used for value-in-use calculations on which the impairment tests were based as of December 31, 2013 and 2012 were as follows:

Dec. 31, 2013
Gross profit margins	17%-18%
Terminal value growth rate	1.0%
Revenue growth rate in planning period	8%-9%
Pre-tax discount rate	15.2%

As of year-end 2013, the carrying value of the CGU and the intangible assets was $ 233.6 million and $ 212.7 million, respectively. No impairment tests were conducted at year-end 2012 as the Company acquired the assets and liabilities of Q-Cells Group only two months prior to the closing date.

The impairment tests performed were not sensitive to any reasonably possible change in a key assumption as shown below.

Threshold for which impairment losses are realized	Value of parameter necessary to result in loss	Percent % necessary to result in loss
Gross profit margins	15.1%	-11.0%
Revenue growth rate in planning period	less than 0%	—
Pre-tax discount rate	greater than 25%	—

18.	Property, plant and equipment

Property, plant and equipment as of December 31, 2013 and 2012 consist of the following:

In millions of U.S. dollars	2013
	Acquisition cost	Accumulated depreciation	Book value
Land and buildings	54.2	2.2	56.4
Plant and machinery	114.6	(36.6)	78.0
Fixtures and fittings	12.7	(7.2)	5.5
Construction in process	5.0	—	5.0

Total	186.5	(41.6)	144.9

In millions of U.S. dollars	2012
	Acquisition cost	Accumulated depreciation	Book value
Land and buildings	54.3	4.0	58.3
Plant and machinery	100.2	(16.1)	84.1
Fixtures and fittings	11.6	(2.4)	9.2
Construction in process	8.9	—	8.9

Total	175.0	(14.5)	160.5

Changes in property, plant and equipment for the years ended December 31, 2013 and 2012 are as follows:

In millions of U.S. dollars	2013
	Land and buildings	Plant and machinery	Fixtures and fittings	Construction in progress	Total

Beginning balance	58.3	84.1	9.2	8.9	160.5

Additions	—	9.5	1.0	4.3	14.8

Disposals	—	—	(0.1)	(0.1)	(0.2)

Depreciation	(1.5)	(21.1)	(4.7)	—	(27.3)

Reclassifications	0.3	7.3	0.0	(7.9)	(0.3)

Effects of exchange rate movements	(0.7)	(1.8)	0.1	(0.2)	(2.6)

Ending balance	56.4	78.0	5.5	5.0	144.9

In millions of U.S. dollars	2012
	Land and buildings	Plant and machinery	Fixtures and fittings	Construction in progress	Total

Beginning balance	—	—	—	—	—

Business combination	53.7	99.5	11.6	6.8	171.6

Additions	0.6	0.7	—	2.1	3.4

Depreciation	(0.7)	(11.4)	(2.4)	—	(14.5)

Reclassifications	4.7	(4.7)	—	—	—

Ending balance	58.3	84.1	9.2	8.9	160.5

Order commitments for plant and equipment amount to $ 0.4 million (December 31, 2012: $ 1.4 million).

Depreciation includes $ 0.8 million (2012: none) of depreciation on leased assets. At December 31, 2013 the net carrying amount of leased plant and equipment was $ 6.4 million (December 31, 2012: none). Leased assets of $ 6.9 million were acquired in 2013 (2012: none).

19.	Other current and non-current financial assets

The following table shows details of other non-current financial assets:

In millions of U.S. dollars	Dec. 31, 2013	Dec. 31, 2012

Short-term loans	0.2

Restricted cash	6.6

Long-term loans	3.2	2.9

Other long-term receivables	1.3	1.8

Total	11.3	4.7

Other non-current financial assets of $ 1.3 million (December 31, 2012: $ 1.8 million) are pledged as security to third parties. These assets represent deposits paid to Tenaga Nasional Berhad, a utility company in Malaysia, with whom Hanwha Q CELLS Malaysia has electricity purchase contract.

Other current financial assets represent cash and cash equivalents of $ 6.6 million (December 31, 2012: none), which are restricted in their use. All of these cash balances are restricted in use as they are offered as payment guarantees and performance bonds.

20.	Inventories

The following table shows the different types of inventory:

In millions of U.S. dollars	Dec. 31, 2013	Dec. 31, 2012

Raw materials, consumables and supplies	72.2	31.1
Work in process	0.8	1.6
Finished goods and merchandise	75.9	62.8

Total	148.9	95.5

Raw materials, consumables, and changes in finished goods recognized as cost of sales, sales and marketing, administration, and research and development expenses amounted to $ 563.5 million (December 31, 2012: $ 161.8 million).

The movements on inventory allowances were as follows:

In millions of U.S. dollars	2013	2012

Beginning balance	—	—
Usage	—	—
Impairments	19.1	—
Changes in exchange rates and other effects	0.6	—

Ending balance	19.7	—

Impairment of inventory and impairment reversals is included in cost of sales.

21.	Trade and other receivables

Trade and other receivables include receivables payable by related parties and by third parties as shown in the following table:

In millions of U.S. dollars	Dec. 31, 2013	Dec. 31, 2012

Trade receivables
Amounts due from related parties	115.4	16.6
Amounts due from third party	35.4	9.3

	150.8	25.9

Other receivables
Amounts due from related parties	—	—
Amounts due from third parties	21.8	13.3

	21.8	13.3

Total	172.6	39.2

The following table shows the geographical distribution of trade and other accounts receivable by customer location:

Refer to Note 6 for a geographic distribution of accounts receivable.

Other trade receivables are shown net of impairment allowances totaling $ 0.4 million (December 31, 2012: none). The movement on impairment allowances was as follows:

In millions of U.S. dollars	2013	2012

Beginning balance	—	—
Provisions for impaired receivables	0.4	—
Unused amounts reversed	—	—
Write-off and others	—	—
Changes in exchange rates and others	—	—

Total	0.4	—

22.	Other current assets

The following table shows details of other current non-financial assets:

In millions of U.S. dollars	Dec. 31, 2013	Dec. 31, 2012

Advance payments	8.7	11.2
Prepaid expenses	2.0	0.3
Value added tax	2.0	—

Total	12.7	11.5

$ 3.6 million of advance payments made to one of the Company’s supplier was impaired in 2013 due to uncertainties regarding the collectability of the payments made.

23.	Cash and cash equivalents

Cash and cash equivalents represent checks, cash in hand, credit bank balances and funds due at any time less than 3 months.

24.	Equity

Common stock and share premium

The authorized capital of the Group is $ 100,000 divided into 10,000,000 common stock shares of a nominal or par value of $ 0.01 each. Shareholders and persons representing a shareholder by proxy are entitled to one vote at any general meeting for each share of which he or the person represented by proxy is a holder, provided those shares are fully paid.

A total of 3,302,051 shares have been issued to date, including one founder share and a total of 3,302,050 shares issued in 2012 and 2013 for a subscription price of $ 100 each. The excess of the subscribed amount in excess of the nominal or par value of $ 0.01 each was credited to additional paid in capital.

In addition to issuance of shares, the Group also received a capital contribution in kind of $ 127.1 million in the form of revised terms and conditions on its borrowings from the Malaysian government. The terms and conditions of the Group’s Malaysian government loan negotiated by Hanwha Chemical Corporation, the Group’s ultimate parent company, resulted in a significant extension of the repayment period and a reduction of the interest to be paid, which was accounted for as a capital contribution.

The following table shows the movements in the number of shares, the contributions paid in and the movements on common stock and additional paid in capital:

	Number of shares	Cash Contribution U.S. dollars	Common Stock U.S. dollars	Share Premium U.S. dollars

Issued on formation	1	—	—	—
Issued on Oct. 12, 2012	1,100,000	110,000,000	11,000	109,989,000
Capital contribution Nov. 16, 2012	—	—	—	127,107,118

Total, at Dec. 31, 2012	1,100,001	—	11,000	237,096,118

Issued on Apr. 11, 2013	317,000	31,700,000	3,170	31,696,830
Issued on Nov. 11, 2013	1,885,050	188,505,000	18,850	188,486,150

Total, at Dec. 31, 2013	3,302,051	—	33,020	457,279,098

Subject to the terms of the articles, the directors are empowered to:

(a)	issue, allot, and dispose of unissued shares, including fractional shares, to such persons, in such manner, on such terms and having such rights and being subject to such restrictions as they may from time to time determine; and

(b)	grant options with respect to such shares and issue warrants or similar instruments with respect thereto.

The directors may reserve an appropriate number of shares for the above purposes for the time being unissued. 6,697,949 shares are unissued at the balance sheet date (December 31, 2012: 8,899,999).

No dividends have been paid or proposed in 2013 or 2012.

Retained earnings

Retained earnings comprise the results generated in the past and not distributed.

Accumulated other comprehensive income

Other comprehensive income resulting from differences in exchange rates (see note 16) are accumulated in the accumulated other comprehensive income

25.	Borrowings and other financial liabilities

This note provides information about the contractual terms of Hanwha Q CELLS’ borrowings. For more information about Hanwha Q CELLS’ exposure to liquidity risk and interest rate, see Note 5.

Terms and conditions of outstanding loans and borrowings were as follows:

In millions of U.S. dollars	Fixed/ variable interest rate	Year of maturity	December 31, 2013		December 31, 2012
			Face value	Carrying amount	Face value	Carrying amount

Bank loan 1	2.55% - 2.58%	2013—2016	30.0	30.2	—	—
Bank loan 2	2.55% - 2.58%	2013—2016	20.0	20.0	—	—
Bank loan 3	0.1% - 1%	2013	6.3	6.3	—	—
Loan related party	3.96%	2012—2013	—	—	31.0	31.0
Government Loan 1	0% - 2%	2013—2031	257.1	33.5	277.6	29.0
Finance lease liabilities	3.4%	2013—2015	6.6	6.4	—	—

Total			320.0	96.4	308.6	60.0

Details regarding the government loan bearing 0% ~ 2% interest rates are as follows.

The principal amount is 850 million Malaysian Ringgit (December 31, 2013: $ 258.0 million). The scheduled repayments began in 2013. The final maturity of the loan is in 2031. Interest rates are variable, with a fixed 0% interest through 2019, a fixed 1% interest through 2027, and a fixed 2% interest through maturity.

Upon acquisition of the material assets and liabilities of Q-Cells SE, the Group measured the fair value of the government loan to be $ 159.9 million based on its credit rating as an acquirer. The fair value was recognized in the purchase price allocation. The terms and conditions of the loan were subsequently renegotiated and became effective on November 16, 2012. The new terms and conditions are based on a guarantee issued by Hanwha Chemical Corporation, the Group’s ultimate parent entity. That credit enhancement by a related party resulted in a remeasurement of fair value of the loan of $ 28.6 million by applying the market interest rate based on the Group’s individual credit rating to the revised terms and conditions of the loan. The difference in fair value was recognized as a capital contribution in kind (refer to note 24). Subsequently the loan is measured at amortized cost at an effective interest rate of 17.8%. The book value of the loan as of December 31, 2013 is $ 33.5 million (December 31, 2012: $ 29.0 million).

While no covenants existed in the terms and conditions of the loans, Hanwha Q CELLS Malaysia’s fixed assets were pledged as collaterals. Furthermore, this loan was guaranteed by Hanwha Chemical Corporation.

Details of current and non-current financial liabilities can be seen in the following table:

In millions of U.S. dollars	Dec. 31, 2013	Dec. 31, 2012

Non-current liabilities
Finance lease liabilities	3.1	—

Total	3.1	—

Current liabilities
Finance lease liabilities	3.3	—
Accrued expenses	10.2	15.8

Total	13.5	15.8

Finance lease liabilities

Hanwha Q CELLS entered into a manufacturing agreement in 2013 with a supplier which provides inter alia for the use of specific equipment for the Group’s purposes. As a result, the risks and rewards of ownership are transferred to Hanwha Q CELLS. Accordingly, the payments to the supplier attributable to the assets are treated as finance lease payments in the Group’s consolidated financial statements.

The amounts payable are as follows:

In millions of U.S. dollars	Total	1 year or less	1–5 years	More than 5 years

Minimum lease payments	6.6	3.3	3.3	—

Interest portion included in payments	0.2	0.0	0.2	—

Present value Dec. 31, 2013	6.4	3.3	3.1	—

The Group had no finance lease liabilities at December 31, 2012.

26.	Provisions

Provisions represent exclusively provisions for potential or actual warranty claims.

The provisions for warranties for the production area cover standard, long-term warranties. Hanwha Q CELLS GmbH guarantees that its products will have no materials or manufacturing defects for a period of 12 years (product guarantee). Hanwha Q CELLS GmbH also grants the following guarantee for 25 years on modules: In the first year after acquisition of the product, crystalline modules will perform at least 97% of the minimum performance stipulated in the module specifications in performance tolerance. From the second year after acquisition of the product for a term of 24 years, the maximum annual reduction in efficiency (degradation) will not exceed 0.6% of the minimum performance stipulated in the module specifications in performance tolerance; i.e. minimum module performance after 25 years is at least 83% of the minimum performance stated in the module specifications.

As both Hanwha Q CELLS GmbH and its competitors have only been producing solar cells and modules for a relatively short time, the calculation of warranty provisions is subject to uncertainty. The estimates for warranty provisions are essentially based on the guarantee expenses calculated on the basis of Hanwha Q CELLS GmbH’s history to date. Changes in these assumptions can affect the future results of the company. On the basis of our experience to date, we assume that the warranty provision shown is the best possible estimate as of the balance sheet date.

The following table shows details of the movements on the warranty provisions:

In millions of U.S. dollars	2013	Sep. 12, 2012– Dec. 31, 2012

Assumed in a business combination	—	40.9
Changes of consolidation scope	—	(0.7)
Provisions made during the period	13.0	4.1
Provisions used during the period	(0.5)	(0.2)
Unused amounts reversed	(27.7)	(0.3)
Unwinding of discounts	—	(0.2)
Effects of changes in foreign exchange rates	1.2	0.5

At Dec. 31, 2013 and 2012	28.4	44.1

Thereof:
Current provisions	12.8	15.8

Non-current provisions	15.6	28.3

In the years 2013 and 2012, warranty costs decreased due to lower standard costs and as a result unused amounts of the warranty provision were reversed.

27.	Other current liabilities

Other current liabilities comprise the following:

In millions of U.S. dollars	Dec. 31, 2013	Dec. 31, 2012

Advances received	6.4	1.0
Value added taxes	0.1	0.2

Total	6.5	1.2

28.	Operating lease commitments

Non-cancellable operating lease rentals are payable as follows:

In millions of U.S. dollars	Dec. 31, 2013	Dec. 31, 2012

1 year or less	0.2	0.5
1–5 years	0.1	0.1
More than 5 years	0.0	0.0

Total minimum lease payments from operating leases	0.3	0.6

Hanwha Q CELLS leases office facilities, company cars, information technology, and equipment under operating leases. Expenses of $ 0.2 million were recognized in profit or loss in respect of operating leases in 2013 (2012: $ 0.2 million).

29.	Related parties

Transactions with the parent and ultimate controlling party

The parent Company’s immediate parent is HANWHA SOLAR HOLDINGS CO. LTD., Grand Cayman KY1-9005 Cayman Islands, and its ultimate controlling parent company is Hanwha Chemical Corporation, Janggyo-dong, Jung-gu, Seoul, Korea.

The following table shows details of transactions and balances outstanding between the Hanwha Q CELLS and other related parties:

In millions of U.S. dollars	Transaction values in the period		Balances outstanding
	Jan. 1, 2013– Dec. 31, 2013	Sep. 12, 2012– Dec. 31, 2012	Dec. 31, 2013	Dec. 31, 2012

Sale of goods and services/ trade and other receivables	429.9	8.2	115.4	16.6
Purchase of goods and services/ trade and other payables	374.0	—	121.6	—
Interest expense/borrowings	4.0	0.2	—	30.0
Interest income/loans	0.1	0.1	3.2	2.9
Advance payments	—	—	3.2	—

During this period, the Company received two capital contributions in cash and a capital contribution in kind from Hanwha Chemical Corporation. Refer to note 24 for the details of these transactions.

In addition to the above, Hanwha Chemical Corporation entered into guarantees for certain liabilities of Group companies (guarantees for bank loans and guarantee for government loan with reference to note 23, and guarantee for purchase price liabilities with reference to note 7) totaling $ 255.6 million at December 31, 2013 (December 31, 2012 $ 159.3 million).

As of year ended December 31, 2012, Hanwha Q CELLS had one outstanding intercompany loan from Hanwha Chemical Corporation. The principal of the loan was $ 30.0 million with a maturity of 6 months and an interest rate of 4% per annum.

In 2012, the Group disposed of its shares in Q Cells USA and Q Cells Japan to Hanwha Group. In addition, the Group has outstanding loan commitments to Q Cells USA of $ 3.2 million in 2013 ($ 2.9 million in 2012).

Transactions with key management personnel

The compensation of key management personnel amounted to $ 2.4 million (September 12, 2012 - December 31, 2012: $ 0.3 million), wholly consisting of short term benefits.

Key management consists of the directors of the parent company and of its subsidiary, Hanwha Q CELLS GmbH, who are collectively responsible for planning, directing and controlling the Group’s activities.

30.	Notes to the statement of cash flows

The cash flow statement provides information on cash flows separately for cash flows from operating activities, from investing activities and from financing activities. Changes in balance sheet items required in the development of the cash flow statement are not directly derivable from the balance sheet since the effects of foreign currency exchange are eliminated. Cash flow from operating activities is indirectly derived based on earnings before tax. The earnings before tax are adjusted for non-cash expenses and income. Cash flow from operating activities is calculated after accounting for changes in working capital.

Cash flow from operating activities improved to $ -21.0million (2012: $ -28.7 million) This mainly resulted from a decrease in the working capital and a higher EBITDA margin.

Cash flow from investing activities amounted to $ -15.1 million (2012: $ -47.4 million) and is affected in particular by payments for tangible and intangible assets. The investing cash flows of the prior period include the net consideration tendered for the business combination.

The cash flow from financing activities amounted to $ 231.9 million (2012: $ 138.0 million) and resulted mainly from a $ 31.7 million capital increase in April and a $ 188.5 million capital increase in November from Hanwha Chemical Corporation. The Company also secured $ 50.0 million term loan from Hana Bank and repaid $ 30.0 million of loan from Hanwha Chemical Corporation.

31.	List of subsidiaries

The parent company had the following wholly directly and indirectly owned subsidiaries at December 31, 2013:

Hanwha Q CELLS GmbH, Bitterfeld-Wolfen, Germany

Hanwha Q CELLS Malaysia SDN. BHD., Cyberjaya, Malaysia

Hanwha Q CELLS Solar Power SDN. BHD., Cyberjaya, Malaysia

Hanwha Q CELLS Australia Pty Ltd., Sydney, Australia

32.	Subsequent events

The following wholly owned subsidiaries have been formed or acquired by the Group since the reporting date:

Hanwha Q CELLS Günes Enerjisi AS, Turkey

Hanwha Q CELLS Chile SpA, Chile

Hanwha Q CELLS Til Til Uno SpA, Chile

All of the above were dormant companies at the date of formation or acquisition. There have been no business combinations since the reporting date.

Hanwha Q CELLS acquired on August 20, 2014 29.6% of the shares of Fenland Renewables Ltd, Great Britain and acquired on November 27, 2014 100.0% of the shares of Tower Hill Farm Renewables Ltd. Great Britain. The purchase price of 1 GBP each was paid. The companies will engage Hanwha Q CELLS to build solar parks in Great Britain.

There have been no other significant events since the balance sheet date.

Signed:		Date	December 15, 2014

Hee Cheul Kim, Director

Condensed Consolidated Interim Financial Statements (Unaudited) as of and for the Six Months Ended June 30, 2014

Condensed Consolidated Statement of Financial Position (Unaudited)

Hanwha Q CELLS Investment Co. Ltd.

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(UNAUDITED)

JUNE 30, 2014

(In millions of $)

ASSETS	Notes	Jun. 30, 2014	Dec. 31, 2013	EQUITY AND LIABILITIES	Notes	Jun. 30, 2014	Dec. 31, 2013

A. NON-CURRENT ASSETS				A. SHAREHOLDERS’ EQUITY
I. Intangible assets	9	19.1	22.7	I. Common stock	13	—	—

II. Property, plant and equipment	9	155.5	144.9	II. Additional paid in capital	13	457.3	457.3

III. Other non-current financial assets		15.2	4.6	III. Retained earnings		-68.7	-67.0

IV. Other non-current assets		1.4	—	IV. Accumulated other comprehensive income		3.2`	4.1

V. Deferred income tax assets	8	—	4.3

		191.2	176.5			391.8	394.4

B. CURRENT ASSETS				B. NON-CURRENT LIABILITIES
I. Inventories	10	149.1	148.9	I. Borrowings	14	86.5	83.5

II. Trade and other receivables	11	215.3	172.6	II. Other non-current financial liabilities	14	4.4	3.1

III. Other current financial assets		6.7	6.8	III. Non-current provisions		16.9	15.6

IV. Other current assets		12.5	12.7	IV. Deferred income tax liabilities	8	—	5.1

V. Cash and cash equivalents	12	288.8	257.7

		672.4	598.7			107.8	107.3

				C. CURRENT LIABILITIES
				I. Borrowings	14	5.5	7.4

				II. Trade and other payables	14	324.9	233.3

				III. Other current financial liabilities	14	15.5	13.5

				IV. Current tax liabilities	8	1.5	—

				V. Current provisions		12.5	12.8

				VI. Other current liabilities		4.1	6.5

						364.0	273.5

TOTAL ASSETS		863.6	775.2	TOTAL EQUITY AND LIABILITIES		863.6	775.2

Condensed Consolidated Statement of Profit or Loss and Other Comprehensive Income (Unaudited)

Hanwha Q CELLS Investment Co. Ltd.

CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND

OTHER COMPREHENSIVE INCOME (UNAUDITED)

FOR THE PERIOD FROM JANUARY 1 TO JUNE 30, 2014

(In millions of $)

	Notes	1 Jan.- 30 Jun. 2014	1 Jan.- 30 Jun. 2013

Revenue	5	416.1	235.6

Cost of Sales		352.7	224.5

Gross Profit		63.4	11.1

Selling and administrative expenses		43.1	28.9

Research and development expenses		12.5	15.4

Operating Income		7.8	-33.2

Other income	6	14.6	15.5

Other expense	7	12.6	13.1

Financial income	6	0.5	2.9

Financial costs	7	11.3	9.0

Loss before income tax		-1.0	-36.9

Income taxes	8	0.7	-4.4

Net result for the period		-1.7	-32.5

Other comprehensive income
Wholly comprising items that are or may be reclassified to profit or loss		-0.9	0.7

Foreign currency translation differences		-0.9	0.7

Total comprehensive income		-2.6	-31.8

Condensed Consolidated Statement of Cash Flows (Unaudited)

Hanwha Q CELLS Investment Co. Ltd.

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

(UNAUDITED)

FOR THE PERIOD FROM JANUARY 1 TO JUNE 30, 2014

(in millions of U.S. dollars)

	Notes	Jan. 1 - Jun. 30, 2014	Jan. 1 - Jun. 30, 2013

Earnings before tax		-1.0	-36.9

Depreciation and amortization		17.6	16.7

Non-cash income	6	-5.0	19.7

Non-cash expenses	7	4.5	-8.5

Interest income		-0.5	-2.9

Interest expenses		11.3	9.0

Changes in restricted cash	12	0.1	-10.3

Change in account receivables and other receivables	11	-55.3	-61.9

Change in inventories	10	-0.1	-31.8

Change in account payables and other payables		91.6	104.2

Change in provisions		1.0	-10.8

Cash flows from operating activities		64.2	-13.5

Acquisition of tangible assets		-16.6	-6.5

Interest received		0.5	0.2

long-term loans		-12.0	-2.2

Cash flows from investing activities		-28.1	-8.5

Capital increase		0.0	31.7

Proceeds from borrowings		0.0	50.0

Repayment of borrowings		0.9	-30.0

Finance lease payments		-3.9	0.0

Interest paid		-2.0	-2.4

Cash flows from financing activities		-5.0	49.3

Net cash flows for the period		31.1	27.3

CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD AS REPORTED IN THE BALANCE SHEET		257.7	61.9

CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD AS REPORTED IN THE BALANCE SHEET		288.8	89.2

Condensed Consolidated Statement of Changes in Equity (Unaudited)

Hanwha Q CELLS Investment Co. Ltd.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(UNAUDITED)

FOR THE PERIODS FROM JANUARY 1, 2013 AND 2014 TO JUNE 30, 2013 AND 2014.

(in million of U.S. dollars)

	Notes	Common stock	Additional paid-in capital	Retained earnings, including carryforwards	Foreign exchange differences	Hanwha Q CELLS Investment shareholders	Total equity
Jan. 01, 2013		—	237.1	-36.7	2.9	203.3	203.3

Capital increase	13	—	31.7	—	—	31.7	31.7

Net loss for the period		—	—	-32.5	—	-32.5	-32.5

Other comprehensive income		—	—	—	0.7	0.7	0.7

Total comprehensive loss		—	—	-32.5	0.7	-31.8	-31.8

Jun. 30, 2013		—	268.8	-69.2	3.6	203.2	203.2

Jan. 01, 2014		—	457.3	-67.0	4.1	394.4	394.4

Capital Increase	13	—	—	—	—	—	—

Net loss for the period		—	—	-1.7	—	-1.7	-1.7

Other comprehensive income		—	—	—	-0.9	-0.9	-0.9

Total comprehensive loss		—	—	-1.7	-0.9	-2.6	-2.6

Jun. 30, 2014		—	457.3	-68.7	3.2	391.8	391.8

Notes to the Condensed Consolidated Financial Statements (Unaudited)

1.	Reporting entity

The condensed consolidated interim financial statements of Hanwha Q Cells Investment Co. Ltd. (“the Company” or “the parent Company”) as at and for the six months ended June 30, 2014 comprise the parent Company and its subsidiaries (hereafter referred to as “Hanwha Q Cells Group” or “the Group”). The Company’s registered office is at the offices of Intertrust Corporate Services (Cayman) Limited, 87 Mary Street, George Town, Grand Cayman KY1-9005.

The Company is a wholly owned subsidiary of Hanwha Solar Holdings Ltd., George Town/Cayman Island. The Company, its subsidiaries, and its parent are direct or indirectly wholly owned subsidiaries of Hanwha Chemical Corporation, Janggyo-dong, Jung-gu, Seoul, Korea. Hanwha Chemical Corporation and its subsidiaries are in turn direct or indirectly wholly owned subsidiaries of the ultimate parent company, Hanwha Corporation, Hanwha bldg., 24F, 86, Cheonggyecheon-ro (Janggyo-dong), Jung-gu, Seoul, Korea.

The core business of the Hanwha Q Cells Group is the development, manufacture and marketing of crystalline film solar modules using powerful solar cells from monocrystalline and polycrystalline silicon. The Hanwha Q Cells Group also provides a comprehensive range of services for the development and installation of ground-mounted and commercial rooftop photovoltaic systems.

2.	Basis of preparation

Basis on consolidation

The Company’s consolidated financial statements include the accounts of the parent Company and all entities directly and indirectly controlled by the Company. Control is achieved where the Company possesses more than half of the voting rights of an entity or may govern the financial and operating policies of the said entity to obtain benefits from its activities. As of the time of assessing control, all entities in the included in the consolidated statement were directly and indirectly wholly owned subsidiaries of the parent Company.

As of period ended June 30 2014, the Company had acquired new subsidiaries in Chile and Turkey.

The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. On acquisition, the identifiable assets, liabilities and contingent liabilities of a subsidiary are measured at their fair values at the date of acquisition.

All significant intercompany transactions and balances between Group entities are eliminated on consolidation.

Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since the last annual consolidated financial statements as at and for the year ended December 31, 2013. These condensed consolidated interim financial statements do not include all the information required for full annual consolidated financial statements prepared in accordance with International Financial Reporting Standards.

The condensed consolidated interim financial statements were authorized for issuance by the managing director on December 15, 2014.

Use of estimates and judgments

The preparation of the condensed consolidated interim financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

In preparing the condensed consolidated interim financial statements, significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended December 31, 2013.

3.	Significant accounting policies

Except for the application of previously not applicable standards, new accounting policies standards, amendments to standards, and interpretations effective for annual periods beginning on or after January 1, 2014, the accounting policies applied by the Group in these condensed consolidated interim financial statements are the same as those applied to the consolidated financial statements as at and for the year ended December 31, 2013.

In the current interim period, the Company began trading derivative instruments to hedge against volatilities in exchange rates. The Company is required under IFRS 7 to measure these financial instruments at fair values. Refer to note 14 for details regarding the application of this standard.

New standards and interpretations not yet adopted

The following new standards, amendments to standards and interpretations are effective for annual periods beginning after January 1, 2014, and have been applied in preparing these financial statements.

The new standards, amendments to standards and interpretations were effective for annual periods beginning on or after January 1, 2014 were as follows:

Standard/interpretation	Effective Date

Investment Entities (Amendments to IFRS 10, IFRS 12 and IAS 27)	January 1, 2014
Offsetting Financial Assets and Financial Liabilities (Amendments to IAS 32)	January 1, 2014
IFRIC 21 Levies	January 1, 2014
IAS 36 Recoverable amount disclosures for non-financial assets	January 1, 2014

None of these new or amended standards and interpretations has had a significant effect on the condensed consolidated interim financial statements of the Hanwha Q Cells Group.

4.	Fair values

Previously, the Company did not have any financial instruments that were measured at their fair values. As of the six months ended June 30, 2014, the Company owns derivative instruments that must be measured at fair value.

A number of Hanwha Q CELLS’ accounting policies and disclosures require the determination of fair value.

The levels of the fair value hierarchy and the means of applying these levels on the financial assets and liabilities can be described as follows:

Level 1

Listed market prices for identical assets or liabilities on active markets

Level 2

Directly or indirectly observable information other than market prices (e.g. listed market prices for comparable financial instruments on active markets) or listed market prices for identical or comparable financial instruments on non-active markets

Level 3

Information for assets and liabilities not based on observable market data

No financial instruments of significance are valued at fair value in the consolidated balance sheet. Accordingly, an analysis of financial instruments at fair value by fair value hierarchy is not provided.

When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

The fair values of trade and other receivables are estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date. The fair values are determined for initial measurement and disclosure purposes.

The fair values of financial liabilities, which are determined for disclosure purposes, are calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date. For finance leases the market rate of interest is determined by reference to similar lease agreements.

For financial instruments such as short-term trade receivables and payables, the carrying amount is a reasonable approximation of fair value.

The following table shows the fair value and carrying amounts of the Company’s financial assets and liabilities. The carrying amounts are a reasonable approximation of fair values.

June 30, 2014		Carrying amount				Fair value
In millions of U.S. dollars	Note	Loans and receivables	Designated at fair value	Other financial liabilities	Total	Level 1	Level 2	Level 3	Total
Financial assets not measured at fair value
Trade and other receivables	11	215.3			215.3
Cash and cash equivalents		288.8			288.8
Other financial assets		21.9			21.9

Financial liabilities measured at fair value
Other financial liabilities	15		0.1			0.1			0.1

Financial liabilities not measured at fair value
Bank loans				53.6	53.6
Finance leases				10.8	10.8
Trade and other payables				324.9	324.9
Other financial liabilities				9.1	9.1
Government loan				36.5	36.5

Dec 31, 2013		Carrying amount
$ million	Note	Loans and receivables	Other financial liabilities	Total
Financial assets not measured at fair value
Trade and other receivables		172.6		172.6
Cash and cash equivalents		257.7		257.7
Other financial assets		11.3		11.3

Financial liabilities not measured at fair value
Bank loans			56.5	56.5
Finance leases			6.4	6.4
Trade and other payables			233.3	233.3
Other financial liabilities			10.3	10.3
Government loan			33.5	33.5

5.	Revenue

The following table presents each significant category of revenue:

	For the six months ended June 30
In millions of U.S. dollars	2014	2013

Sale of goods	372.8	235.1
Contracts	42.4	—
Other	0.9	0.5

Total revenues	416.1	235.6

6.	Other income

Other income consists of the following:

	For the six months ended June 30
In millions of U.S. dollars	2014	2013

Foreign exchange gains	12.8	13.2
Gains on disposal of tangible assets	0.2	—
Other	1.6	2.3

Total	14.6	15.5

7.	Other expenses

Other expenses consist of the following:

	For the six months ended June 30
In millions of U.S. dollars	2014	2013

Foreign exchange losses	12.3	13.1
Others	0.3	—

Total	12.6	13.1

8.	Taxes

The deferred and current tax comprises the following:

	For the six months ended June 30
In millions of U.S. dollars	2014	2013

Current tax expenses
Current tax	1.5	—
Adjustment for prior years	—	—

	1.5	—
Deferred tax expense
Origination and reversal of temporary differences	-2.6	-4.4
Change in tax rates	—	—
Recognition of unrecognized tax losses	1.8	—
Change in recognized deductible temporary differences	—	—

Tax expenses	0.7	-4.4

9.	Non-current assets

Additions to intangible assets and to property, plant and equipment in the period totaled $ 0.4 million and $ 23.1 million respectively (six months ended June 30, 2013: $ 0.2 million and $ 3.9 million respectively).

10.	Inventories

Allowances for impairment of raw materials, work in process and finished goods and merchandise in the six months ended June 30, 2014 totaled $ 8.3 million (six months ended June 30, 2013: $ 30.5 million). Usage of allowance of inventory totaled $ 19.6 million (six months ended June 30, 2013: $ 83.5 million). Allowances and usages are reported in the income statement within cost of sales.

11.	Trade and other receivables

Allowances recorded against the carrying value of trade and other receivables in the six months ended June 30, 2014 totaled $ 0.2 million (six months ended June 30, 2013: $ 0.0 million). Allowances are reported in the income statement within the selling and administrative expenses.

12.	Restricted cash

Cash and cash equivalents of $ 6.4 million are pledged as security to third parties at June 30, 2014 (December 31, 2013: $ 6.6 million) and represented as other financial asset.

13.	Equity

Common stock and additional paid-in capital

There have been no changes in the share capital of the parent Company since December 31, 2013.

14.	Borrowings and other financial liabilities

In millions of U.S. dollars	Interest rate and maturity	Face value	Carrying amount
Balance at January 1, 2014		320.0	96.4
New other financial liabilities
Finance lease liabilities	3.7% repayable in 2014-2016	7.1	6.8
Repayments
Payment of finance lease installments		(2.5)	(2.3)
Payment of short-term borrowings		(3.0)	(3.0)
Other changes
Effects of changes in currency exchange rates		(6.3)	4.9

Balance at June 30, 2014		315.3	102.8

All borrowings are measured at amortized cost using the effective interest method. The fair value of the Group’s borrowings and other financial liabilities at June 30, 2014 was totaling $ 102.8 million (December 31, 2013: $ 96.4 million). The fair value of the Group’s remaining current financial assets and liabilities is a reasonable approximation of their carrying amounts.

Finance lease liabilities are measured in accordance with IAS 17.25. Minimum lease payments made under finance leases are apportioned between the finance expense and the reduction of the outstanding liability. The finance expense is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

15.	Derivative financial instruments

Derivative financial instruments are used solely to hedge against currency exchange-rate risks. Purely speculative transactions without any underlying basic transaction are not undertaken.

The only derivative financial instruments are AUD-currency forward contracts. In accordance with IAS 39, derivative financial instruments are recognized at their fair values as assets (positive fair value) or liabilities (negative fair value). Initial recognition is on the trading day. Derivative financial instruments that are not related to a hedging instrument as defined by IAS 39 are deemed to be financial assets or financial liabilities held for trading. For these financial instruments, changes in fair value are immediately recognized through profit or loss.

At balance sheet date Hanwha Q CELLS has a financial liability due to a negative fair value in amount of $ 0.1 million. The result of the measurement is reported in the income statement within other expenses.

At balance sheet date the nominal amount of the AUD-currency forward contracts amounts to AUD 2.8 million.

16.	Related parties

Transactions with the parent and ultimate controlling party

The following table shows details of transactions and balances outstanding between the Hanwha Q Cells Group and other related parties:

In millions of U.S. dollars	Transaction values in the six months ended June 30		Balances outstanding
	2014	2013	June 30, 2014	Dec. 31, 2013

Sale of goods and services/ trade and other receivables	353.2	125.6	181.3	115.4
Purchase of goods and services/ trade and other payables	320.2	105.0	220.2	121.6
Interest expense/borrowings	2.3	2.1	—	—
Interest Income/loans	0.1	0.1	15.0	3.2
Advance payments	—	—	—	3.2

In addition to the above, Hanwha Chemical Corporation entered into guarantees for certain liabilities of Group companies totaling $ 264.5 million at June 30, 2014 (December 31, 2013 $ 255.7 million). As of June 30, 2014, the Group has $ 15.2 million in loans to Hanwha Q CELLS USA. ($ 3.0 million as of June 30, 2013).

17.	Notes to the statement of cash flows

The cash flow statement provides information on cash flows separately for cash flows from operating activities, from investing activities and from financing activities. Changes in balance sheet items required in the development of the cash flow statement are not directly derivable from the balance sheet since the effects of foreign currency exchange are eliminated. Cash flow from operating activities is indirectly derived based on earnings before tax. The earnings before tax are adjusted for non-cash expenses and income. Cash flow from operating activities is calculated after accounting for changes in working capital.

Cash flow from operating activities improved to $ 64.2 million in the six months ended June 30, 2014 (six months ended June 30, 2013: $ -13.5 million). This mainly resulted from better payment terms resulting from trade credit extended by Hanwha Corporation, as well as a positive operating margin due to lower costs and increased sales volume.

Cash flow from investing activities amounted to $ -28.1 million in the six months ended June 30, 2014 (six months ended June 30, 2013: $ -8.5 million). This mainly resulted from increased capital expenditures in Malaysia to increase capacity through debottlenecking. The Company also provided a $12 million credit facility to Hanwha Q CELLS USA, an affiliate of the Company.

The cash flow from financing activities amounted to $ -5.0 million in the six months ended June 30, 2014 (six months ended June 30, 2013: $ 49.3 million). This mainly resulted from a lack of cash inflows from financing activities compared to the previous period. As management determined that the Company had sufficient funds for operations, the financing cash flows for the current period consist entirely of net interest payments and finance lease payments.

18.	List of subsidiaries

The parent company had the following wholly owned subsidiaries at June 30, 2014:

Hanwha Q CELLS GmbH, Bitterfeld-Wolfen, Germany

Hanwha Q CELLS Malaysia SDN. BHD., Cyberjaya, Malaysia

Hanwha Q CELLS Solar Power SDN. BHD., Cyberjaya, Malaysia

Hanwha Q CELLS Australia Pty Ltd., Sydney, Australia

Hanwha Q CELLS Günes Enerjisi AS, Turkey

Hanwha Q CELLS Chile S.p.A, Chile

Hanwha Q CELLS Til Til Uno SpA, Chile

The companies Hanwha Q CELLS Günes Enerjisi AS, Turkey, Hanwha Q CELLS Chile S.p.A, Chile and Hanwha Q CELLS Til Til Uno SpA, Chile were formed or acquired during the period. There are no transactions of significance.

The Group has entered into no business combinations in the reporting period.

19.	Subsequent events

Hanwha Q CELLS acquired on August 20, 2014 29.6% of the shares of Fenland Renewables Ltd, Great Britain and acquired on November 27, 2014 100.0% of the shares of Tower Hill Farm Renewables Ltd. Great Britain. The purchase price of 1 GBP each was paid. The companies will engage Hanwha Q CELLS to build solar parks in Great Britain.

The unresolved dispute concerning the purchase consideration amount is subject to an arbitration proceeding between Hanwha Q CELLS and Mr Henning Schorisch as the insolvency administrator of Global PVQ SE i.I. (previously Q-Cells SE). A first hearing with the arbitration tribunal took place in October 2014 without any final conclusions.

Furthermore there have been no significant events since the balance sheet date.

Signed:		Date	December 15, 2014

Hee Cheul Kim, Director

Summary of Differences between IFRS and US GAAP

The consolidated financial statements of Q CELLS have been prepared in accordance with IFRS as issued by the IASB. IFRS differ in certain significant respects from US GAAP.

The application of US GAAP would have affected Q CELLS’ consolidated net income and shareholders’ equity as provided in the tables below.

As of the date of this Shareholder Circular, Q CELLS has identified the differences between IFRS and US GAAP described below. These differences were identified and the necessary adjustments to the financial statements were made with the assistance of Q CELLS’ advisors. However, the following GAAP differences and their impacts on Q CELLS’ IFRS financial statements have not been audited and are subject to change. See “Risk Factors—Risks Relating to Q CELLS’ Business—Q CELLS’ financial condition and results of operations will be reported under US GAAP after the consummation of the Transaction, which may be materially different from those prepared under IFRS.

Reconciliation of consolidated net income from IFRS to US GAAP

	From September 12 to December 31, 2012	For the year ended December 31, 2013	For six months ended June 30,
			2013	2014
	(in millions of US$)

Consolidated net income as reported in accordance with IFRS	-36.7	-30.3	-32.5	-1.7
Intangible assets (immediate expensing of development costs)	-0.4	-0.2	-0.3	-0.7
Warranty expenses	1.3	-8.3	1.5	-4.0
TOTAL US GAAP Adjustments	0.9	-8.5	1.2	-4.7
Consolidated net income as determined in accordance with US GAAP	-35.8	-38.8	-31.3	-6.4

Reconciliation of shareholders’ equity from IFRS to US GAAP

	As of December 31, 2013	As of June 30, 2014
	(in millions of US$)

Consolidated shareholders’ equity as reported in accordance with IFRS	394.4	391.8
Intangible assets (immediate expensing of development costs)	-0.2	-0.7
Warranty expenses	-8.3	-4.0
Effects of prior period GAAP differences	0.9	-7.6
TOTAL US GAAP Adjustments	-7.6	-12.3
Consolidated shareholders’ equity as determined in accordance with US GAAP	386.8	379.5

Description of differences between accounting principles applied to prepare the consolidated financial statements under IFRS and US GAAP

Intangible assets

Under US GAAP, all development costs except those relating to materials, equipment, and facilities with alternative use must be expensed as incurred.

Under IFRS, the development costs may be capitalized when such costs meet the criteria set forth in IAS 38. These criteria include: technical feasibility of completing the intangible asset, intention to complete and sell the intangible assets, probability of future benefits resulting from the intangible assets, availability of resources to complete the asset, and the availability to reliably measure the costs.

Q CELLS had development costs of US$0.4 million, US$0.2 million and US$0.7 million that have been capitalized for the period between September 12 and December 31, 2012, the year ended December 31, 2013 and the first half of 2014, respectively. Under IFRS, Q CELLS was amortizing these costs over their useful lives.

Warranty expenses

While no conceptual differences exist between US GAAP and IFRS regarding the recognition and measurement of contingent liabilities, US GAAP does require giving consideration to historical data and experience when estimating the probability of future costs.

Q CELLS currently provides product warranties covering a 12 year period and performance warranties covering a 25 year period. As no reliable historical data exist regarding the performances of Q CELLS’ products over a 25 year time frame, Q CELLS elected to remeasure its warranty provisions under US GAAP.

In determining the methodology for calculating its warranty provision under US GAAP, Q CELLS made reference to publicly available information from the SEC filings of other PV companies. Adopting the same methodology as HSOL, Q CELLS recognized and measured lower warranty expenses of US$1.3 million for the period between September 12 and December 31, 2012 and higher warranty expenses of US$8.3 million and US$4.0 million for the year ended December 31, 2013 and the six months ended June 30, 2014, respectively, under US GAAP compared to the warranty expenses recognized under IFRS.

OTHER AGREEMENTS

Shareholder Agreement

In connection with the Transaction, HSOL and Parent entered into the Shareholder Agreement, dated as of December 8, 2014, which we furnished to the SEC on Form 6-K on December 8, 2014. Certain provisions of the Shareholder Agreement will only become effective upon the closing of the Transaction, when the Shareholder Agreement, dated as of September 16, 2010, between HSOL and Parent, as amended by Amendment No. 1 to the Shareholder Agreement, dated as of November 12, 2013, will terminate.

You should review carefully the Shareholder Agreement, which is incorporated by reference into this Shareholder Circular. See “Where You Can Find More Information”. See “The Transaction—Shareholder Agreement” for more information regarding the Shareholder Agreement.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information with respect to the beneficial ownership of our Shares as of the date of this Shareholder Circular and after giving effect to the Transaction, by:

•	each of our directors and executive officers; and

•	each person known to us to own beneficially more than 5.0% of our Shares.

	Shares Beneficially Owned Before Transaction(1)(2)		Shares Beneficially Owned After Transaction(1)(5)
	Number	%	Number	%
Directors and Executive Officers:
Thomas J. Toy	288,750	0.06	288,750	0.01
Verena Maria Bütler (wife of Ernst A. Bütler)	431,240	0.09	431,240	0.01
David N.K. Wang	487,500	0.11	487,500	0.01
Jung Pyo Seo	—	—	—	—
Seong Woo Nam	—	—	—	—
All Directors and Executive Officers as a Group(3)	1,207,490	0.26	1,207,490	0.03
Major Shareholders:
Hanwha Solar Holdings Co., Ltd.(4)	209,249,448	45.75	3,910,394,778	94.03

— The person does not beneficially own any Shares or options exercisable for Shares within 60 days of the date of this Shareholder Circular.

Notes:

(1)	Beneficial ownership is determined in accordance with Rule 13d-3 of the General Rules and Regulations under the Exchange Act and includes voting or investment power with respect to the securities.
(2)	The number of Shares beneficially owned by each listed person as of December 17, 2014. The number of Shares outstanding in calculating the percentages for each listed person includes the Shares underlying options exercisable by such person within 60 days of December 17,2014. This number excludes: (i) the remaining 4,014,075 ADSs which were issued to facilitate our convertible bond offering in January 2008; (ii) the remaining 20,062,348 Shares issued to Parent at par value of US$0.0001 per Share, in connection with Parent’s purchase of 36,455,089 Shares of HSOL in September 2010; and (iii) the 585,790 Shares which have been reserved by HSOL as of December 17, 2014 to allow for the participation in the ADS program by our employees pursuant to our equity incentive plans from time to time. We excluded the Shares and ADSs referred to in the preceding sentence as we do not believe that they will increase the number of Shares considered outstanding for the purpose of calculating beneficial ownership. Our total outstanding Shares would be 498,112,985 if those numbers mentioned above are to be included.

(3)	Includes Shares held by all of our directors and senior executive officers as a group, as well as the Shares underlying share options held by such directors and senior executive officers exercisable within 60 days of the date of this Shareholder Circular.
(4)	Held 209,249,448 Shares (excluding the 20,062,348 Shares issued to Parent under the Share Issuance and Repurchase Agreement, dated as of September 16, 2010, between HSOL and Parent), including Shares represented by ADSs, as of December 8, 2014.
(5)	The number of Shares beneficially owned by each listed person immediately after the transaction. The number of Shares outstanding in calculating the percentages for each listed person includes the Shares underlying options exercisable by such person within 60 days immediately after the transaction. This number includes: (i) Shares beneficially owned by each listed person as of December 17, 2014 disclosed in Note (2); (ii) 3,701,145,330 Shares newly issued in the transaction.

We entered into a share purchase agreement on August 3, 2010 with Hanwha Chemical, under which Hanwha Chemical agreed to purchase 36,455,089 Shares from us at a price of US$2.144 per Share, which corresponded to a price of US$10.72 per ADS. Hanwha Chemical subsequently assigned and transferred its rights and obligations under the share purchase agreement to Parent and the sale and purchase of these Shares was consummated on September 16, 2010. In addition, we entered into a share issuance and repurchase agreement on September 16, 2010 with Parent, under which we agreed to issue to Parent a total of 45,080,019 Shares at par value of US$0.0001 per Share, which Shares were to remain outstanding so long as and to the extent that the 9,019,611 ADSs we issued to facilitate our convertible bond offering in January 2008 remain outstanding. Pursuant to the share issuance and repurchase agreement, we issued to Parent 30,672,689 Shares on September 16, 2010 and an additional 14,407,330 Shares on March 10, 2011. The total proceeds to us from these transactions amounted to approximately US$78.2 million. At the same time, Parent completed the acquisition from Good Energies II LP and Yonghua Solar Power Investment Holding Ltd. of a total of 120,407,700 Shares and 1,281,011 ADSs of HSOL, representing all of the Shares and ADSs held by them. In connection with our public offering of 9,200,000 ADSs in November 2010, we issued to Parent an additional 45,981,604 Shares at a price of US$1.80 per Share pursuant to a shareholder agreement we and Parent entered into on September 16, 2010. In October 2011, we repurchased and cancelled 25,017,671 Shares, which were issued pursuant to a share issuance and repurchase agreement dated September 16, 2010, from Parent at par value of US$0.0001 per Share. As a result of these transactions, as of December 8, 2014, Parent owned an approximately 45.74% equity interest in HSOL, including both Shares and ADSs (for the calculation of such percentage, the 4,014,075 ADSs which were issued to facilitate our convertible bond offering in January 2008 and the 20,062,348 Shares issued to Parent under the Share Issuance and Repurchase Agreement, dated as of September 16, 2010, between HSOL and Parent have been excluded).

OTHER MATTERS

No business may be transacted at the Extraordinary General Meeting other than the matters set forth in this Shareholder Circular.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Exchange Act and file annual and current reports, Shareholder Circulars and other information with the SEC. You can read our SEC filings through the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room.

You may obtain any of the documents we file with the SEC, without charge, by requesting them in writing or by telephone from us at the following address:

Hanwha SolarOne Co., Ltd.

Rooms 605-606, Yongda International Tower

2277 Longyang Road

Pudong New Area, Shanghai, China 201204

Attention: Mr. Paul Combs

If you would like to request documents from us, please do so by January 15, 2015, to receive them before the Extraordinary General Meeting. If you request any documents from us, we will mail them to you by first class mail, or another equally prompt method, promptly after we receive your request.

INCORPORATION BY REFERENCE

We have “incorporated by reference” information that we file with or furnish to the SEC into this Shareholder Circular, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this Shareholder Circular. Information in this Shareholder Circular supersedes information incorporated by reference that we filed with, or furnished to, the SEC prior to the date of this Shareholder Circular, while information that we file or furnish later with the SEC will automatically update and supersede the information in this Shareholder Circular. We incorporate by reference into the Shareholder Circular the documents listed below, and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Shareholder Circular but prior to the date of the Extraordinary General Meeting that are expressly stated to be incorporated by reference in the Shareholder Circular:

•	our Annual Report on Form 20-F for the year ended December 31, 2013; and

•	our Current Reports on Form 6-K filed with or furnished to the SEC on March 14, 2014, April 17, 2014, April 30, 2014, May 15, 2014, August 12, 2014, August 29, 2014, September 10, 2014 September 17, 2014, October 30, 2014, November 26, 2014, December 1, 2014, December 8, 2014, December 9, 2014, December 18, 2014, and December 24, 2014.

We will make these documents available to you without charge upon your oral or written request. Requests should be directed to us at the following address:

Hanwha SolarOne Co., Ltd.

Rooms 605-606, Yongda International Tower

2277 Longyang Road

Pudong New Area, Shanghai, China 201204

Attention: Mr. Paul Combs

These documents are available from us without charge. You can also find information about us at our Internet website at http://investors.hanwha-solarone.com. Information contained on this website does not constitute part of this Shareholder Circular.

ANNEX – OPINION OF THE SPECIAL COMMITTEE’S FINANCIAL ADVISOR

[LETTERHEAD OF HOULIHAN LOKEY CAPITAL, INC.]

December 8, 2014

Hanwha SolarOne Co., Ltd.

888 Linyang Road

Qidong, Jiangsu Province 226200

Peoples Republic of China

Attn: The Special Committee of the Board of Directors

Dear Members of the Special Committee:

We understand that Hanwha SolarOne Co., Ltd. (the “Acquiror”) intends to enter into a Share Purchase Agreement (the “Agreement”) by and among the Acquiror, Hanwha Solar Holdings Co., Ltd. (the “Seller”) and Hanwha Q CELLS Investment Co., Ltd. (the “Company”) pursuant to which, among other things, the Acquiror will purchase (the “Transaction”) all of the issued and outstanding ordinary shares, par value US$0.01 per ordinary share (the “Company Shares”), of the Company in exchange for 3,701,145,330 ordinary shares, par value US$0.0001 per ordinary share (the “Acquiror Shares”), of the Acquiror (the “Consideration”). In addition, we understand that the Seller currently owns approximately 45.7% of the Acquiror Shares and after giving effect to the Transaction will own approximately 94.0% of the Acquiror Shares.

The Special Committee (the “Committee”) of the Board of Directors (the “Board”) of the Acquiror has requested that Houlihan Lokey Capital, Inc. (“Houlihan Lokey”) provide an opinion (the “Opinion”) to the Committee as to whether, as of the date hereof, the Consideration to be issued by the Acquiror to the Seller in exchange for all of the issued and outstanding Company Shares in the Transaction pursuant to the Agreement is fair, from a financial point of view, to the Acquiror. For purposes of our analyses and this Opinion, with your agreement, we did not apply any control premium, minority or illiquidity discounts or other premiums or discounts, or otherwise give effect to any rights, restrictions or limitations, that may be attributable to individual Acquiror Shares or blocks of Acquiror Shares.

In connection with this Opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:

1.	reviewed a draft, dated December 7, 2014, of the Agreement;

The Special Committee of the Board of Directors of Hanwha SolarOne Co., Ltd.

December 8, 2014

2.	reviewed certain publicly available business and financial information relating to the Company and the Acquiror that we deemed to be relevant;

3.	reviewed certain information relating to the historical, current and future operations, financial condition and prospects of the Company and the Acquiror made available to us by the Company and the Acquiror, including (a) financial projections prepared by the management of the Company relating to the Company for the fiscal years ending December 31, 2014 through 2019 (the “Company Projections”), and (b) financial projections prepared by the management of the Acquiror relating to the Acquiror for the fiscal years ending December 31, 2014 through 2019 (the “Acquiror Projections”);

4.	spoken with certain members of the managements of the Company and the Acquiror and certain of their representatives and advisors regarding the respective businesses, operations, financial condition and prospects of the Company and the Acquiror, the Transaction and related matters;

5.	compared the financial and operating performance of the Company and the Acquiror with that of other public companies that we deemed to be relevant;

6.	compared the relative contributions of the Company and the Acquiror to certain financial statistics of the combined company; and

7.	conducted such other financial studies, analyses and inquiries and considered such other information and factors as we deemed appropriate.

We have relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to us, discussed with or reviewed by us, or publicly available, and do not assume any responsibility with respect to such data, material and other information. With respect to the Company Projections, management of the Company has advised us, and we have assumed, that the Company Projections reviewed by us have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of such management as to the future financial results and condition of the Company. With respect to the Acquiror Projections, management of the Acquiror has advised us, and we have assumed, that the Acquiror Projections reviewed by us have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of such management as to the future financial results and condition of the Acquiror. At the direction of the management of the Acquiror, we have assumed that the Company Projections and the Acquiror Projections are a reasonable basis on which to evaluate the Company, the Acquiror and the Transaction and we have used and relied upon such information for purposes of our analyses and this Opinion. We express no view or opinion with respect to the Company Projections, the Acquiror Projections or the assumptions on which they are based. We have relied upon and assumed, without independent verification, that there has been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of the Company or the Acquiror since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to us that would be material to our analyses or this Opinion, and that there is no information or any facts that would make any of the information reviewed by us incomplete or misleading.

The Special Committee of the Board of Directors of Hanwha SolarOne Co., Ltd.

December 8, 2014

We have relied upon and assumed, without independent verification, that (a) the representations and warranties of all parties to the Agreement and all other related documents and instruments that are referred to therein are true and correct, (b) each party to the Agreement and such other related documents and instruments will fully and timely perform all of the covenants and agreements required to be performed by such party, (c) all conditions to the consummation of the Transaction will be satisfied without waiver thereof, and (d) the Transaction will be consummated in a timely manner in accordance with the terms described in the Agreement and such other related documents and instruments, without any amendments or modifications thereto. We have relied upon and assumed, without independent verification, that (i) the Transaction will be consummated in a manner that complies in all respects with all applicable foreign, federal and state statutes, rules and regulations, and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the Transaction will be obtained and that no delay, limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would result in the disposition of any assets of the Company or the Acquiror, or otherwise have an effect on the Transaction, the Company or the Acquiror or any expected benefits of the Transaction that would be material to our analyses or this Opinion. We also have relied upon, without independent verification, the assessments of the management of the Acquiror as to the Company’s existing and future technology, products, services and intellectual property and the validity of, and risks associated with, such technology, products, services and intellectual property (including, without limitation, the validity and life of patents), and we have assumed, at the direction of the Acquiror, that there will be no developments with respect to any such matters that would affect our analyses or this Opinion. In addition, we have relied upon, without independent verification, the assessments of the management of the Acquiror as to their ability to integrate the businesses of the Company and the Acquiror, and we have assumed, at the direction of the Acquiror, that there will be no developments with respect to any such matters that would affect our analyses or this Opinion. We have also relied upon and assumed, without independent verification, the assessments of the management of the Acquiror as to the existing and future relationships, agreements and arrangements with, and the Acquiror’s ability to retain, key customers, distributors, suppliers and employees of the Company. In addition, we have relied upon and assumed, without independent verification, that the final form of the Agreement will not differ in any respect from the draft of the Agreement identified above.

Furthermore, in connection with this Opinion, we have not been requested to make, and have not made, any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (fixed, contingent, derivative, off-balance-sheet or otherwise) of the Company, the Acquiror or any other party, nor were we provided with any such appraisal or evaluation. We did not estimate, and express no opinion regarding, the liquidation value of any entity or business. We have undertaken no independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company or the Acquiror is or may be a party or is or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which the Company or the Acquiror is or may be a party or is or may be subject.

The Special Committee of the Board of Directors of Hanwha SolarOne Co., Ltd.

December 8, 2014

We have not been requested to, and did not, (a) initiate or participate in any discussions or negotiations with, or solicit any indications of interest from, third parties with respect to any alternatives to the Transaction, (b) negotiate the terms of the Transaction, or (c) advise the Committee, the Board or any other party with respect to alternatives to the Transaction. We express no view or opinion as to any such matters, including the terms that could have been obtained if any of the foregoing had been undertaken. Representatives of the Acquiror have advised us, and we have relied upon and assumed, without independent verification, that (a) the terms of the Transaction have been negotiated on an arms-length basis, and (b) the Acquiror would be willing to enter into the Transaction with a party that is not affiliate. In reaching our conclusions hereunder, with the consent of the Committee, we did not perform an analysis based on a review of financial terms of relevant transactions that have been announced, because Houlihan Lokey did not believe that there were a sufficient number of such transactions with publicly available financial terms. This Opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We have not undertaken, and are under no obligation, to update, revise, reaffirm or withdraw this Opinion, or otherwise comment on or consider events occurring or coming to our attention after the date hereof. We are not expressing any opinion as to what the value of the Acquiror Shares actually will be when issued pursuant to the Transaction or the price or range of prices at which the Acquiror Shares or Company Shares may be purchased or sold, or otherwise be transferable, at any time.

This Opinion is furnished solely for the use of the Committee (solely in its capacity as such) in connection with its evaluation of the Transaction and may not be relied upon by any other person or entity (including, without limitation, security holders, creditors or other constituencies of the Acquiror) or used for any other purpose without our prior written consent. This Opinion should not be construed as creating any fiduciary duty on Houlihan Lokey’s part to any party. This Opinion is not intended to be, and does not constitute, a recommendation to the Committee, the Board, any security holder of the Acquiror or any other party as to how to act or vote with respect to any matter relating to the Transaction or otherwise. This Opinion may not be disclosed, reproduced, disseminated, quoted, summarized or referred to at any time, in any manner or for any purpose, nor shall any references to Houlihan Lokey or any of its affiliates be made, without the prior written consent of Houlihan Lokey. This Opinion is issued in the English language and reliance may only be placed on this Opinion as issued in the English language. If any translations of this Opinion are delivered, they are provided only for ease of reference, have no legal effect and Houlihan Lokey makes no representation as to (and accepts no liability in respect of) the accuracy or completeness of any such translations.

In the ordinary course of business, certain of our employees and affiliates, as well as investment funds in which they may have financial interests or with which they may co-invest, may acquire, hold or sell, long or short positions, or trade, in debt, equity, and other securities and financial instruments (including loans and other obligations) of, or investments in, the Company, the Acquiror, the Seller or any other party that may be involved in the Transaction and their respective affiliates or any currency or commodity that may be involved in the Transaction.

The Special Committee of the Board of Directors of Hanwha SolarOne Co., Ltd.

December 8, 2014

An affiliate of Houlihan Lokey has in the past provided investment banking and financial advisory services to the Company, for which such affiliate has received compensation, including, among other things, having provided certain restructuring services to the Company prior to its acquisition by an affiliate of the Acquiror in October 2012. Houlihan Lokey and certain of its affiliates may provide investment banking, financial advisory and other financial services to the Company, the Seller, the Acquiror, other participants in the Transaction or certain of their respective affiliates in the future, for which Houlihan Lokey and such affiliates may receive compensation. Furthermore, in connection with bankruptcies, restructurings, and similar matters, Houlihan Lokey and certain of its affiliates may have in the past acted, may currently be acting and may in the future act as financial advisor to debtors, creditors, equity holders, trustees, agents and other interested parties (including, without limitation, formal and informal committees or groups of creditors) that may have included or represented and may include or represent, directly or indirectly, or may be or have been adverse to, the Company, the Seller, the Acquiror, other participants in the Transaction or certain of their respective affiliates, for which advice and services Houlihan Lokey and such affiliates have received and may receive compensation.

We will receive a fee for rendering this Opinion, which is not contingent upon the successful completion of the Transaction. In addition, the Acquiror has agreed to reimburse certain of our expenses and to indemnify us and certain related parties for certain potential liabilities arising out of our engagement.

This Opinion only addresses whether the Consideration to be issued by the Acquiror in exchange for all of the issued and outstanding Company Shares in the Transaction pursuant to the Agreement is fair, from a financial point of view, to the Acquiror and does not address any other aspect or implication of the Transaction or any agreement, arrangement or understanding entered into in connection therewith or otherwise, including, without limitation, the amended and restated Shareholder Agreement to be entered into by the Acquiror and the Seller. In addition, we have not been requested to opine as to, and this Opinion does not express an opinion as to or otherwise address, among other things: (i) the underlying business decision of the Committee, the Board, the Acquiror, the Company, the Seller, their respective security holders or any other party to proceed with or effect the Transaction, (ii) the terms of any arrangements, understandings, agreements or documents related to, or the form, structure or any other portion or aspect of, the Transaction or otherwise (other than the Consideration to the extent expressly specified herein), (iii) the fairness of any portion or aspect of the Transaction to the holders of any class of securities, creditors or other constituencies of the Acquiror, the Company, the Seller or to any other party, except if and only to the extent expressly set forth in the last sentence of this Opinion, (iv) the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available for the Acquiror, the Company, the Seller or any other party, (v) the fairness of any portion or aspect of the Transaction to any one class or group of the Acquiror’s, the Company’s or any other party’s security holders or other constituents vis-à-vis any other class or group of the Acquiror’s, the Company’s or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration amongst or within such classes or groups of security holders or other constituents), (vi) whether or not the Acquiror, the Company, the Seller, their respective security holders or any other party is receiving or paying reasonably equivalent value in the Transaction, (vii) the solvency, creditworthiness or fair value of the Acquiror, the Company, the Seller or any other participant in the Transaction, or any of their respective assets, under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters, (viii) the fairness, financial or otherwise, of the amount, nature or any other aspect of any compensation to or consideration payable to or received by any officers, directors or employees of any party to the Transaction, any class of such persons or any other party, relative to the Consideration or otherwise, or (ix) the dilutive or other effects on the existing security holders of the Acquiror or the relative ownership of Acquiror Shares after giving effect to the Transaction as between Seller and its affiliates and the holders of Acquiror Shares unaffiliated with Seller. Furthermore, we are not expressing any opinion, counsel or interpretation regarding matters that require legal, regulatory, accounting, insurance, tax or other similar professional advice. It is assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources. Furthermore, we have relied, with the consent of the Committee, on the assessments by the Committee, the Board, the Acquiror, the Company and their respective advisors, as to all legal, regulatory, accounting, insurance and tax matters with respect to the Acquiror, the Company, the Seller and the Transaction or otherwise. The issuance of this Opinion was approved by a committee authorized to approve opinions of this nature.

The Special Committee of the Board of Directors of Hanwha SolarOne Co., Ltd.

December 8, 2014

Based upon and subject to the foregoing, and in reliance thereon, it is our opinion that, as of the date hereof, the Consideration to be issued by the Acquiror to the Seller in exchange for all of the issued and outstanding Company Shares in the Transaction pursuant to the Agreement is fair, from a financial point of view, to the Acquiror.

Very truly yours,

/s/ Houlihan Lokey Capital, Inc.

HOULIHAN LOKEY CAPITAL, INC.